                                                     REGISTRATION NO. 33-
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           FIRST CHARTER CORPORATION
             (Exact name of registrant as specified in its charter)

           NORTH CAROLINA                             6022                               56-1355866
    (State or other jurisdiction          (Primary Standard Industrial                (I.R.S. Employer
 of incorporation or organization)        Classification Code Number)               Identification No.)

                             22 UNION STREET, NORTH
                         CONCORD, NORTH CAROLINA 28025
                                 (704) 786-3300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             LAWRENCE M. KIMBROUGH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FIRST CHARTER CORPORATION
                             22 UNION STREET, NORTH
                         CONCORD, NORTH CAROLINA 28025
                                 (704) 786-3300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                    COPY TO:

                   J. RICHARD HAZLETT                                        ANTHONY GAETA, JR.
                      ANNE F. TEAM                                          WARD AND SMITH, P.A.
          SMITH HELMS MULLISS & MOORE, L.L.P.                               TWO HANNOVER SQUARE
                 227 NORTH TRYON STREET                                          SUITE 2400
            CHARLOTTE, NORTH CAROLINA 28202                            RALEIGH, NORTH CAROLINA 27602
                     (704) 343-2000                                            (919) 836-1800

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ( )
                       CALCULATION OF REGISTRATION FEE
[CAPTION]

     TITLE OF EACH CLASS                                      PROPOSED MAXIMUM          PROPOSED MAXIMUM
       OF SECURITIES TO               AMOUNT TO BE             OFFERING PRICE           AGGREGATE OFFER-
        BE REGISTERED                  REGISTERED                 PER UNIT                 ING PRICE
Common Stock................        1,644,672 shares                (1)                  $20,558,400(2)
     TITLE OF EACH CLASS               AMOUNT OF
       OF SECURITIES TO               REGISTRATION
        BE REGISTERED                     FEE
Common Stock................             $7,090

(1) Not applicable.
(2) Computed in accordance with Rule 457(f) under the Securities Act of 1933, as amended, based on the average of the bid and asked prices on October 2, 1995 of the securities to be received by the Registrant in exchange for the securities registered hereby.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                           FIRST CHARTER CORPORATION
                             CROSS REFERENCE SHEET
                    PURSUANT TO REGULATION S-K, ITEM 501(B)

FORM S-4 ITEM                                                     JOINT PROXY STATEMENT-PROSPECTUS HEADING
    Information About the Transaction
      1.        Forepart of Registration Statement and Outside
                Front Cover Page of Prospectus..................  Facing Page of Registration Statement; Cross Reference Sheet;
                                                                  Outside Front Cover Page of Joint Proxy Statement-Prospectus
      2.        Inside Front and Outside Back Cover Pages of
                Prospectus......................................  TABLE OF CONTENTS; AVAILABLE INFORMATION; INCORPORATION OF
                                                                  CERTAIN DOCUMENTS BY REFERENCE
      3.        Risk Factors, Ratio of Earnings to Fixed Charges
                and Other Information...........................  SUMMARY
      4.        Terms of the Transaction........................  SUMMARY; THE MERGER; COMPARISON OF FIRST CHARTER COMMON STOCK
                                                                  AND UNION COMMON STOCK
      5.        Pro Forma Financial Information.................  SUMMARY; PRO FORMA CONDENSED FINANCIAL INFORMATION
      6.        Material Contacts with the Company Being
                Acquired........................................  THE MERGER -- Background of and Reasons for the Merger
      7.        Additional Information Required for Reoffering
                by Persons and Parties Deemed to be
                Underwriters....................................  *
      8.        Interests of Named Experts and Counsel..........  LEGAL OPINIONS; EXPERTS
      9.        Disclosure of Commission Position on
                Indemnification for Securities Act
                Liabilities.....................................  *
    Information About the Registrant
     10.        Information with Respect to S-3 Registrants.....  *
     11.        Incorporation of Certain Information by
                Reference.......................................  *
     12.        Information with Respect to S-2 or S-3
                Registrants.....................................  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE; SUMMARY;
                                                                  INFORMATION ABOUT FIRST CHARTER
     13.        Incorporation of Certain Information............  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     14.        Information with Respect to Registrants other
                than S-2 or S-3 Registrants.....................  *
    Information About the Company Being Acquired
     15.        Information with Respect to S-3 Companies.......  *
     16.        Information with Respect to S-2 or S-3
                Companies.......................................  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE; SUMMARY;
                                                                  INFORMATION ABOUT UNION
     17.        Information with Respect to Companies other than
                S-2 or S-3 Companies............................  *
    Voting and Management Information
     18.        Information if Proxies, Consents or Authori-
                zations are to be Solicited.....................  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE; SUMMARY; THE
                                                                  SPECIAL MEETINGS; THE MERGER -- Dissenters' Rights of
                                                                  Shareholders; THE MERGER -- Interests of Certain Persons in
                                                                  the Merger; INFORMATION ABOUT FIRST CHARTER -- Management and
                                                                  Additional Information; INFORMATION ABOUT UNION -- Management
                                                                  and Additional Information; SHAREHOLDER PROPOSALS
     19.        Information if Proxies, Consents or Authori-
                zations are not to be Solicited or in an
                Exchange Offer..................................  *

* Item is omitted because answer is negative or item is inapplicable.

The following redherring text is rotated 90 degrees on the right side of this page:

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.





         PRELIMINARY COPY SUBJECT TO COMPLETION, DATED OCTOBER 3, 1995
                             JOINT PROXY STATEMENT

                  FIRST CHARTER CORPORATION                                             BANK OF UNION
               SPECIAL MEETING OF SHAREHOLDERS                                 SPECIAL MEETING OF SHAREHOLDERS
               TO BE HELD ON DECEMBER   , 1995                                 TO BE HELD ON DECEMBER   , 1995

                                   PROSPECTUS
                           FIRST CHARTER CORPORATION
                                  COMMON STOCK
     This Prospectus of First Charter Corporation ("First Charter") relates to up to 1,644,672 shares of common stock, $5 par value per share (the "First Charter Common Stock"), of First Charter offered hereby to the shareholders of Bank of Union ("Union") upon consummation of a proposed merger (the "Merger") of an interim bank to be organized by First Charter (the "Interim Bank") into Union pursuant to an Agreement and Plan of Merger between First Charter and Union, dated as of September 13, 1995 (the "Agreement"). Upon completion of the Merger, each share of Union common stock, $1.25 par value per share ("Union Common Stock"), will be converted into 0.75 shares of First Charter Common Stock (the "Exchange Ratio"). Any options to purchase Union Common Stock remaining unexercised upon consummation of the Merger will become options to purchase a number of shares of First Charter Common Stock computed according to the Exchange Ratio. Each holder of Union Common Stock who would otherwise be entitled to receive a fractional share of First Charter Common Stock (after taking into account all of a shareholder's certificates) will receive, in lieu thereof, the equivalent cash value of such fractional share, without interest. Consummation of the Merger is subject to several conditions, including, among others, the approval of the shareholders of each of First Charter and Union and the approval of appropriate regulatory authorities. See "THE MERGER."
     First Charter Common Stock is reported on The NASDAQ Stock Market as a NASDAQ National Market security under the trading symbol "FCTR." The average of the high and low sales prices of First Charter Common Stock as reported by The
NASDAQ Stock Market on                , 1995 was $        per share and on
September 13, 1995, the last trading day preceding public announcement of the proposed Merger, was $20.50 per share. Union Common Stock is traded in the over-the-counter market and is listed in the National Daily Quotation Service "Pink Sheets." The average of the bid and asked prices of Union Common Stock on
               , 1995 was $       per share and on September 13, 1995 was $8.75
per share. See "PRICE RANGE OF COMMON STOCK AND DIVIDENDS."
     ANY SHAREHOLDER OF UNION WHO DESIRES TO DISSENT FROM THE MERGER HAS THE RIGHT TO DISSENT UNDER APPLICABLE PROVISIONS OF NORTH CAROLINA LAW AND, UPON COMPLIANCE WITH APPLICABLE STATUTORY PROCEDURES, TO RECEIVE PAYMENT OF THE VALUE OF HIS OR HER SHARES OF UNION COMMON STOCK. A UNION SHAREHOLDER WHO WISHES TO DISSENT FROM THE MERGER MUST NOT VOTE ANY SHARES IN FAVOR OF THE AGREEMENT. SEE "THE MERGER -- DISSENTERS' RIGHTS OF SHAREHOLDERS."
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
       STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
THE SHARES OF FIRST CHARTER COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS
   OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NON-BANKING AFFILIATE OF FIRST CHARTER AND ARE NOT INSURED BY THE
     FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
                                    AGENCY.
  The date of this Joint Proxy Statement-Prospectus is                , 1995.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS JOINT PROXY STATEMENT-PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST CHARTER OR UNION. THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE FIRST CHARTER COMMON STOCK OFFERED BY THIS JOINT PROXY STATEMENT-PROSPECTUS, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF FIRST CHARTER COMMON STOCK MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST CHARTER OR UNION SINCE THE DATE HEREOF OR THAT INFORMATION IN THIS JOINT PROXY STATEMENT-PROSPECTUS OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANYTIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF. THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS SPEAKS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFICALLY INDICATED. INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS REGARDING FIRST CHARTER, AND PRO FORMA INFORMATION, HAS BEEN FURNISHED BY FIRST CHARTER, AND INFORMATION HEREIN REGARDING UNION HAS BEEN FURNISHED BY UNION.
                               TABLE OF CONTENTS

                                                        PAGE
    AVAILABLE INFORMATION.............................  PAGE3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......     3
SUMMARY...............................................     4
THE SPECIAL MEETINGS..................................    13
  General.............................................    13
  Date, Place and Time................................    13
  Proxies.............................................    13
  Solicitation of Proxies.............................    14
  Record Date and Voting Rights.......................    14
  Recommendation of the Boards of Directors...........    15
THE MERGER............................................    15
  Description of the Merger...........................    15
  Effective Time of the Merger........................    16
  Exchange of Certificates............................    16
  Background of and Reasons for the Merger............    16
  Opinions of Financial Advisors......................    19
  Effect on Employee Stock Options....................    24
  Conditions to the Merger............................    24
  Conduct of Business Prior to the Merger.............    24
  Modification, Waiver and Termination................    25
  Certain Federal Income Tax Consequences.............    26
  Management and Operations After the Merger..........    27
  Interests of Certain Persons in the Merger..........    27
  Stock Option Agreement Between First Charter and
     Union............................................    28
  Dissenters' Rights of Shareholders..................    30
  Accounting Treatment................................    30
  Bank Regulatory Matters.............................    31
  Restrictions on Resales by Affiliates...............    32
  Dividend Reinvestment Plan..........................    32
PRICE RANGE OF COMMON STOCK AND DIVIDENDS.............    33
  Market Prices.......................................    33
  Dividends...........................................    34
PRO FORMA CONDENSED FINANCIAL INFORMATION.............    35
INFORMATION ABOUT FIRST CHARTER.......................    39
  General.............................................    39
  Management and Additional Information...............    39
  Supervision and Regulation..........................    39
INFORMATION ABOUT UNION...............................    41
  General.............................................    41
  Voting Securities and Beneficial Ownership
     Thereof..........................................    42
  Management and Additional Information...............    42
  Supervision and Regulation..........................    42
COMPARISON OF FIRST CHARTER COMMON STOCK AND UNION
  COMMON STOCK........................................    43
  First Charter Common Stock..........................    43
  Union Common Stock..................................    44
  Comparison of Voting and Other Rights...............    45
LEGAL OPINIONS........................................    47
EXPERTS...............................................    47
SHAREHOLDER PROPOSALS.................................    47
INDEPENDENT PUBLIC ACCOUNTANTS........................    47
OTHER MATTERS.........................................    48
APPENDIX A -- Agreement and Plan of Merger............   A-1
APPENDIX B -- Opinion of Wheat, First Securities,
  Inc.................................................   B-1
APPENDIX C -- Opinion of Baxter Fentriss and
  Company.............................................   C-1
APPENDIX D -- Provisions of North Carolina Law
  Regarding Dissenters' Rights........................   D-1

                             AVAILABLE INFORMATION
     First Charter has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of First Charter Common Stock to be issued in connection with the Merger (the "Registration Statement"). For further information pertaining to the shares of First Charter Common Stock to which this Joint Proxy Statement-Prospectus relates, reference is made to such Registration Statement, including the exhibits and schedules filed as a part thereof. As permitted by the rules and regulations of the Commission, certain information included in the Registration Statement is omitted from this Joint Proxy Statement-Prospectus. In addition, First Charter is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files certain reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.
     Union is also subject to certain of the informational requirements of the Exchange Act and, in accordance therewith, files certain reports, proxy statements and other information with the Federal Deposit Insurance Corporation (the "FDIC"). Such reports, proxy statements and other information can be inspected and copied at the Registration and Disclosure Section of the FDIC at 1776 F Street, N.W., Room F-630, Washington, D.C. 20006, at prescribed rates, or by calling (202) 898-8920.
     Copies of the following documents are delivered herewith: (i) First Charter's 1994 Annual Report to Shareholders; (ii) First Charter's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995; (iii) Union's 1994 Annual Report to Shareholders; and (iv) Union's Quarterly Report on Form F-4 for the quarter ended June 30, 1995.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents, or portions of documents, as applicable, previously filed by First Charter with the Commission are hereby incorporated by reference in this Joint Proxy Statement-Prospectus: (a) its Annual Report on Form 10-K for the year ended December 31, 1994; (b) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995; (c) its Current Report on Form 8-K filed September 22, 1995; (d) the description of First Charter Common Stock contained in its registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description, including its Current Report on Form 8-K filed April 5, 1991; and (e) the following portions of First Charter's 1994 Annual Report to Shareholders: inside front cover under "Stock Information and Dividends" and "Quarterly Common Stock Price Ranges and Dividends"; page 1 under "Selected Consolidated Financial Data"; page 30 under Note (16) of the "Notes to Consolidated Financial Statements"; and pages 31 through 39 under "Management's Discussion and Analysis of Results of Operations and Financial Condition."
     The following documents, or portions of documents, as applicable, previously filed by Union with the FDIC are hereby incorporated by reference in this Joint Proxy Statement-Prospectus: (a) its Annual Report on Form F-2 for the year ended December 31, 1994, as amended by Amendment No. 1 to Annual Report on Form F-2 for the year ended December 31, 1994; (b) its Quarterly Reports on Form F-4 for the quarters ended March 31, 1995 and June 30, 1995; (c) its Current Reports on Form F-3 filed May 3, 1995 and September 21, 1995; and (d) the following portions of Union's 1994 Annual Report to Shareholders: page 1 under "Selected Financial Data"; and pages 3 through 5 under "Management's Discussion and Analysis of Results of Operations and Financial Condition."
     THIS JOINT PROXY STATEMENT-PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE DOCUMENTS RELATING TO FIRST CHARTER (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM ROBERT O. BRATTON, EXECUTIVE VICE PRESIDENT, FIRST CHARTER CORPORATION, POST OFFICE BOX 228, CONCORD, NORTH CAROLINA 28026-0228, TELEPHONE (704) 786-3300. THE DOCUMENTS RELATING TO UNION (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM DAVID C. MCGUIRT, EXECUTIVE VICE PRESIDENT AND SECRETARY, BANK OF UNION, POST OFFICE BOX 1459, MONROE, NORTH CAROLINA 28111-1459, TELEPHONE (704) 289-9555. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY
                  , 1995. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.
                                       3

                                    SUMMARY
     THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION SET FORTH ELSEWHERE IN THIS JOINT PROXY STATEMENT-PROSPECTUS AND IS NOT INTENDED TO BE COMPLETE. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT-PROSPECTUS, THE ACCOMPANYING APPENDICES AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.
THE COMPANIES
     FIRST CHARTER. First Charter, a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), was organized under the laws of the State of North Carolina in 1983 and has as its principal asset the stock of its subsidiary, First Charter National Bank, a national banking association ("FCNB"). FCNB provides banking and banking-related services through a network of twelve branches located in Cabarrus, Rowan and Mecklenburg Counties, North Carolina. At June 30, 1995, First Charter had total assets of approximately $338 million and total deposits of approximately $280 million. The principal executive offices of First Charter are located at 22 Union Street, North, Concord, North Carolina 28025, and its telephone number is (704) 786-3300. All references herein to First Charter refer to First Charter Corporation and its subsidiary, FCNB, unless the context otherwise requires. Interim Bank is or upon formation will be a North Carolina banking corporation and a direct subsidiary of First Charter.
     For additional information regarding First Charter and the combined company that would result from the Merger, see "THE MERGER" and "INFORMATION ABOUT FIRST CHARTER."
     UNION. Union is a state-chartered commercial bank organized under the laws of North Carolina in 1985. Union provides general banking services through a network of five branch offices located in Union and Mecklenburg Counties, North Carolina. Through its subsidiary, BOU Financial, Inc. ("BOU Financial"), Union also offers discount brokerage services, insurance and annuity sales and financial planning services. At June 30, 1995, Union had total assets of approximately $134 million and total deposits of approximately $117 million. The principal executive offices of Union are located at 201 North Charlotte Avenue, Monroe, North Carolina 28112, and its telephone number is (704) 289-9555.
     For additional information regarding Union, see "THE MERGER" and "INFORMATION ABOUT UNION."
THE MERGER
     The Agreement provides for the merger of Interim Bank with and into Union, with Union to be the surviving entity. Except as hereinafter described, upon consummation of the Merger, each outstanding share of Union Common Stock (other than shares as to which dissenters' rights of appraisal have been perfected) will be converted into 0.75 shares of First Charter Common Stock. Any shares of Union Common Stock owned by First Charter or FCNB (other than shares held in a fiduciary capacity or as a result of debts previously contracted) immediately prior to the Effective Time (as hereinafter defined) will be cancelled. Each outstanding share of First Charter's Common Stock will remain outstanding. Holders of Union Common Stock will receive cash (without interest) in lieu of any fractional shares of First Charter Common Stock. As of the record date for the Special Meeting of Union's shareholders, there were 2,192,270 shares of Union Common Stock outstanding. Of this amount, First Charter owned 69,361 shares directly for its own account. In addition, there were outstanding options to purchase an aggregate of 626 shares of Union Common Stock.
     If the Merger is consummated, a total of up to 1,592,181 shares of First Charter Common Stock would be issued in the Merger to Union shareholders and option holders (assuming that no options are exercised prior to the Effective Time and assuming the cancellation of the 69,361 shares owned directly by First Charter for its own account), representing approximately 26% of the shares of First Charter Common Stock to be outstanding immediately after the Effective Time.
     The Merger is subject to the satisfaction of certain conditions, including among others, the approvals of the respective shareholders of First Charter and Union, the effectiveness under the Securities Act of a Registration Statement for shares of First Charter Common Stock to be issued in the Merger, and approval of certain regulatory agencies.
     For additional information relating to the Merger, see "THE MERGER."
THE SPECIAL MEETINGS
     FIRST CHARTER. The Special Meeting of First Charter's shareholders (the "First Charter Special Meeting") to consider and vote on the Agreement and the transactions contemplated thereby, including the issuance of First Charter
Common Stock upon consummation of the Merger, will be held on             ,
December   , 1995 at             p.m., local time, at the Cabarrus Country Club,
located on Weddington Road, in Concord, North Carolina. Only holders of record of First Charter
                                       4

Common Stock at the close of business on                , 1995 will be entitled
to vote at the First Charter Special Meeting. At such date, there were
outstanding and entitled to vote                shares of First Charter Common
Stock. Each share of First Charter Common Stock is entitled to one vote.
     UNION. The Special Meeting of Union's shareholders (the "Union Special Meeting," and together with the First Charter Special Meeting, the "Special Meetings") to consider and vote on the Agreement and the transactions
contemplated thereby will be held on                , December   , 1995 at
               p.m., local time, at Rolling Hills Country Club, located on Roosevelt Boulevard, in Monroe, North Carolina. Only holders of record of Union
Common Stock at the close of business on                , 1995 will be entitled
to vote at the Union Special Meeting. At such date, there were outstanding and
entitled to vote             shares of Union Common Stock. Each share of Union
Common Stock is entitled to one vote.
     For additional information relating to the Special Meetings, see "THE SPECIAL MEETINGS."
VOTES REQUIRED
     Approval of the Agreement and the transactions contemplated thereby, including the issuance of First Charter Common Stock, by the shareholders of First Charter requires the affirmative vote of a majority of the votes cast by holders of First Charter Common Stock. Approval of the Agreement and the transactions contemplated thereby by the shareholders of Union requires the affirmative vote of the holders of two-thirds of the outstanding shares of Union Common Stock.
     As of the record date for the First Charter Special Meeting, First Charter's directors and executive officers and their affiliates held
approximately          % of the outstanding First Charter Common Stock entitled
to vote at the First Charter Special Meeting. As of the record date for the Union Special Meeting, Union's directors and executive officers and their
affiliates held approximately          % of the outstanding Union Common Stock
entitled to vote at the Union Special Meeting. Each of the directors of Union has agreed to vote in favor of the Agreement. See "THE MERGER -- Interests of Certain Persons in the Merger."
     For additional information relating to voting rights and the Special Meetings, see "THE SPECIAL MEETINGS -- Record Date and Voting Rights." RECOMMENDATION OF BOARDS OF DIRECTORS
     The Board of Directors of First Charter and Board of Directors of Union each has unanimously approved the Agreement and the transactions contemplated thereby. Each Board of Directors believes that the Merger is fair to and in the best interests of its respective shareholders and recommends a vote "FOR" the matters to be voted upon by such shareholders in connection with the Merger. For a discussion of the factors considered by the respective Boards of Directors in reaching their conclusions, see "THE MERGER -- Background of and Reasons for the Merger."
OPINIONS OF FINANCIAL ADVISORS
     First Charter's financial advisor, Wheat, First Securities, Inc. ("Wheat First"), has rendered its written opinion to the Board of Directors of First Charter that the Exchange Ratio is fair to the shareholders of First Charter from a financial point of view. A copy of such opinion, updated to the date hereof, is set forth as Appendix B to this Joint Proxy Statement-Prospectus and should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the reviews undertaken.
     Union's financial advisor, Baxter Fentriss and Company ("Baxter Fentriss"), has rendered its written opinion to the Board of Directors of Union that the Exchange Ratio is fair to the shareholders of Union from a financial point of view. A copy of such opinion, updated to the date hereof, is set forth as Appendix C to this Joint Proxy Statement-Prospectus and should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the review undertaken.
     See "THE MERGER -- Opinions of Financial Advisors."
EFFECTIVE TIME OF THE MERGER
     The Merger will become effective at the date and time specified in Articles of Merger (the "Effective Time") to be filed with the North Carolina Secretary of State following approval by the North Carolina Banking Commission (the "Banking Commission"). Unless otherwise agreed by First Charter and Union, the Effective Time will occur on or promptly after the first business day following the last to occur of (i) the expiration of all required waiting periods following the date of the
                                       5
order of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") approving the Merger pursuant to the BHCA, the date of the order of the FDIC approving the Merger pursuant to the Bank Merger Act, or the date of the order of the Banking Commission approving the Merger, as applicable; (ii) the effective date of the last order, approval or exemption of any other Federal or state regulatory agency approving or exempting the Merger if such action is required; (iii) the day of expiration of all required waiting periods after the filing of all notices to all Federal or state regulatory agencies for consummation of the Merger; and (iv) the date on which the Union shareholders and the First Charter shareholders approve the Agreement. If approved by the First Charter and Union shareholders and applicable regulatory authorities, the parties currently expect that the Effective Time will occur by December 31, 1995 or as soon as practicable thereafter, although there can be no assurance as to whether or when the Merger will occur. See "THE MERGER -- Effective Time of the Merger" and " -- Conditions to the Merger."
CONDITIONS TO THE MERGER
     The respective obligations of First Charter and Union to consummate the Merger are subject to certain conditions, including (i) the receipt of all regulatory approvals and expiration of all waiting periods; (ii) the approval by the respective shareholders of First Charter and Union of the Agreement and the transactions contemplated thereby by the vote required under applicable law at the respective Special Meetings; (iii) the receipt by First Charter of an opinion of KPMG Peat Marwick LLP, independent accountants for First Charter, that the Merger qualifies for pooling-of-interests accounting treatment; (iv) the receipt of an opinion of counsel to First Charter to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that no gain or loss will be recognized by the shareholders of Union to the extent that they receive solely First Charter Common Stock in exchange for their shares of Union Common Stock in the Merger; and (v) the satisfaction of certain other conditions customary in transactions of this nature. See "THE MERGER -- Conditions to the Merger."
MODIFICATION, WAIVER AND TERMINATION
     The Agreement provides that First Charter may at any time change the method of its acquisition of Union if and to the extent that it deems such a change desirable. In no case, however, may any such change (i) alter the amount or kind of consideration to be received by Union shareholders under the Agreement; (ii) adversely affect the tax treatment to Union shareholders as the result of the receipt of such consideration; (iii) take the form of an asset purchase agreement; (iv) effect an acquisition in which Union shall not continue to operate as a separate banking corporation immediately following the Effective Time; or (v) alter or change certain employment arrangements to be provided certain officers of Union upon consummation of the Merger. See "THE
MERGER -- Description of the Merger," " -- Modification, Waiver and Termination" and " -- Interests of Certain Persons in the Merger."
     The Agreement also provides that each party may waive any of the conditions precedent to its obligations to consummate the Merger, to the extent legally permitted. The Agreement further provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by mutual consent of the Boards of Directors of First Charter and Union; (ii) by the respective Board of Directors of either First Charter or Union if the Effective Time has not occurred by June 30, 1996; (iii) by the Board of Directors of First Charter if the Federal Reserve Board, the FDIC or the Banking Commission has approved the Merger subject to conditions that in the judgment of First Charter would restrict its operations or business activities after the Effective Time; (iv) by the respective Board of Directors of either First Charter or Union pursuant to notice in the event of a breach or failure by the other party of any representation, warranty, covenant or agreement contained therein that is material in the context of the transactions contemplated by the Agreement and which has not been, or cannot be, cured within 30 days after written notice of such breach is given; (v) by the Board of Directors of Union if the average price of First Charter Common Stock for the twenty trading days ending the date that is four business days prior to the Effective Time is less than $14.00 per share; or (vi) by the Board of Directors of First Charter if First Charter determines that either (A) the shareholders' equity of Union is less than as reported in Union's consolidated balance sheet as of June 30, 1995 or (B) the loan portfolio of Union presents a risk of noncollectibility unacceptable to First Charter. See "THE MERGER -- Modification, Waiver and Termination." MANAGEMENT AND OPERATIONS AFTER THE MERGER
     Following the Merger, it is expected that the Board of Directors of First Charter will comprise 18 persons, consisting of all the current members of the Board of Directors of First Charter plus H. Clark Goodwin, currently President, Chief Executive Officer and Director of Union, Frank H. Hawfield, Jr., currently Chairman of the Board of Union, and James B. Fincher and Dr. Jerry E. McGee, each currently a Director of Union. In addition, it is expected that Mr. Goodwin shall also become a
                                       6
member of the Executive Committee of the Board of Directors of First Charter following the Effective Time. Also following the Merger, it is expected that the Board of Directors of Union will comprise 17 persons, consisting of all the current members of the Board of Directors of Union plus Lawrence M. Kimbrough, currently President, Chief Executive Officer and Director of First Charter, and
J. Roy Davis, Jr., currently Chairman of the Board of First Charter.
     Following the Merger and for an unspecified time in the future, First Charter intends to operate Union as a separate state banking subsidiary under the name "Bank of Union."
     See "THE MERGER -- Management and Operations After the Merger."
INTERESTS OF CERTAIN PERSONS IN THE MERGER
     First Charter has generally agreed to use its reasonable efforts to maintain Union's existing directors' and officers' liability insurance with respect to claims arising from facts or events that occurred prior to the Effective Time for three years after the Effective Time, subject to certain limitations. First Charter has also agreed to provide certain employee benefits to certain officers of Union following the Merger. See "THE MERGER -- Management and Operations After the Merger" and " -- Interests of Certain Persons in the Merger."
STOCK OPTION AGREEMENT BETWEEN FIRST CHARTER AND UNION
     Following the execution of the Agreement, First Charter and Union entered into a Stock Option Agreement dated September 30, 1995 (the "Stock Option Agreement") whereby Union granted First Charter an irrevocable option (the "Option") to purchase up to 436,261 shares (the "Option Shares"), subject to certain adjustments, of Union Common Stock, at an exercise price of $9.00 per share. The Option Shares, if issued, would represent approximately 19.9% of the Union Common Stock issued and outstanding, without giving effect to the issuance of any Option Shares pursuant to an exercise of the Option. The number of Option Shares subject to the Option will be increased to the extent that Union issues additional shares of Union Common Stock (otherwise than pursuant to an exercise of the Option), such that the number of Option Shares continues to equal 19.9% of the Union Common Stock then issued and outstanding, without giving effect to the issuance of Option Shares pursuant to an exercise of the Option. The Option is exercisable only upon the occurrence of certain events generally related to a change in control of or a material business combination by Union, none of which events has occurred as of the date hereof. The Option also allows the holder thereof to require that Union repurchase (at a price determined as specified in the Stock Option Agreement) the Option, or the Option Shares acquired pursuant to the exercise of the Option, if certain conditions are met. Union granted its Option as a condition of and in consideration for First Charter's entering into the Agreement. See "THE MERGER -- Stock Option Agreement Between First Charter and Union."
CERTAIN FEDERAL INCOME TAX CONSEQUENCES
     The Merger is intended to qualify as a reorganization under Section 368(a)(1) of the Code. Smith Helms Mulliss & Moore, L.L.P., counsel to First Charter, has delivered an opinion to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by the Union shareholders as a result of the Merger to the extent that they receive solely shares of First Charter Common Stock in exchange for their shares of Union Common Stock. For a more complete description of the federal income tax consequences, see "THE MERGER -- Certain Federal Income Tax Consequences."
DISSENTERS' RIGHTS
     Under the provisions of North Carolina law, holders of Union Common Stock will be entitled to dissenters' rights of appraisal with respect to payment for their shares of Union Common Stock provided that the Merger is consummated and such shareholders comply with the required statutory procedures. Failure to take any necessary step in connection with the exercise of such rights may result in termination or waiver of dissenters' rights. A Union shareholder who wishes to dissent from the Merger must not vote any shares of Union Common Stock in favor of the approval of the Agreement and the transactions contemplated thereby. Under North Carolina law, holders of First Charter Common Stock will not be entitled to dissenters' rights of appraisal with respect to their shares of First Charter Common Stock. A copy of applicable provisions of North Carolina law is attached hereto as Appendix D. For a more complete description of dissenters' rights of appraisal, see "THE MERGER -- Dissenters' Rights of Shareholders."
                                       7

ACCOUNTING TREATMENT
     It is intended that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. It is a condition to consummation of the Merger that First Charter receive an opinion from KPMG Peat Marwick LLP, independent accountants of First Charter, that the Merger will be accounted for as a pooling of interests. See "THE MERGER -- Accounting Treatment."
BANK REGULATORY MATTERS
     The Merger is subject to the approval of the Federal Reserve Board and the FDIC. In addition, the Merger is subject to the approval of the Banking Commission. The Merger may not be consummated until expiration of applicable waiting periods. First Charter and Union have filed all required applications for regulatory review and approval or notice with the Federal Reserve Board, the FDIC and the Banking Commission. There can be no assurance that such approvals will be obtained or as to the date of any such approvals. See "THE MERGER
 -- Conditions to the Merger" and " -- Bank Regulatory Matters."
RESALES BY AFFILIATES
     Affiliates of Union have entered into agreements that they will not transfer any shares of First Charter Common Stock received by them as a result of the Merger, except in compliance with the applicable provisions of the Securities Act. See "THE MERGER -- Restrictions on Resales by Affiliates." COMPARISON OF FIRST CHARTER COMMON STOCK AND UNION COMMON STOCK
     First Charter is a corporation organized under the laws of North Carolina, and, accordingly, the rights of shareholders and other corporate matters relating to First Charter Common Stock are controlled by the North Carolina Business Corporation Act (the "NCBCA"). Union is a banking corporation organized under the laws of North Carolina, with the rights of its shareholders and other corporate matters relating to Union Common Stock controlled by the NCBCA and the North Carolina banking statutes. Shareholders of Union, whose rights are governed by Union's Articles of Incorporation and Bylaws and the relevant provisions of North Carolina law, will become shareholders of First Charter upon consummation of the Merger. As shareholders of First Charter, their rights will be governed by First Charter's Restated Articles of Incorporation, its Bylaws and the provisions of the NCBCA. See "COMPARISON OF FIRST CHARTER COMMON STOCK AND UNION COMMON STOCK."
SHARE INFORMATION AND MARKET PRICES
     The First Charter Common Stock is reported on The NASDAQ Stock Market as a NASDAQ National Market security under the symbol "FCTR." The Union Common Stock is traded in the over-the-counter market and is listed in the National Daily Quotation Service "Pink Sheets."
     The following table sets forth the average of the high and low sales prices reported on The NASDAQ Stock Market for shares of First Charter Common Stock on September 13, 1995, the last trading day preceding public announcement of the
proposed Merger, and on                , 1995. It also sets forth the average of
the bid and asked prices for shares of Union Common Stock on September 13, 1995
and on                , 1995. The Union Equivalent represents the consideration
per share of Union Common Stock to be received by a holder of Union Common Stock in the Merger, computed by multiplying the average of the high and low sales prices of First Charter Common Stock on such date by the Exchange Ratio.

                                                                                                  UNION
                                                                      FIRST CHARTER    UNION    EQUIVALENT
September 13, 1995.................................................      $ 20.50       $8.75     $ 15.375
              , 1995...............................................

     For additional information regarding the market prices of the First Charter Common Stock and Union Common Stock during the previous two years, see "PRICE RANGE OF COMMON STOCK AND DIVIDENDS -- Market Prices."
                                       8

COMPARATIVE UNAUDITED PER SHARE DATA
     The following table sets forth selected comparative unaudited per share data for (a) First Charter on a historical basis and on a pro forma basis assuming the Merger had been effective for the periods presented and (b) Union on a historical and pro forma equivalent basis. The unaudited pro forma information has been prepared giving effect to the Merger as a pooling of interests. For a description of the effect of pooling-of-interests accounting on the Merger and the historical financial statements of First Charter, see "THE MERGER -- Accounting Treatment." The Union pro forma equivalent amounts are presented with respect to each set of pro forma information.
     The comparative per share data presented are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of First Charter and Union incorporated by reference herein and on the PRO FORMA CONDENSED FINANCIAL INFORMATION included elsewhere herein. Results of each of First Charter and Union for the six months ended June 30, 1995 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the period indicated. All adjustments necessary for a fair statement of results of interim periods have been included.

                                                                                          SIX MONTHS
                                                                                             ENDED        YEAR ENDED DECEMBER 31,
                                                                                         JUNE 30, 1995    1994     1993     1992
FIRST CHARTER:
  Income per common share (primary)
     Historical (1)...................................................................       $0.64        $1.12    $0.95    $0.70
     Pro forma combined...............................................................        0.60         1.04     0.87     0.65
  Cash dividends declared per common share
     Historical (1)...................................................................        0.26         0.41     0.31     0.25
     Pro forma combined (2)...........................................................        0.26         0.41     0.31     0.25
  Shareholders' equity per common share (period end)
     Historical (1)...................................................................        8.59         8.09     7.60     6.83
     Pro forma combined...............................................................        8.10         7.60     7.07     6.34
UNION:
  Income per common share (primary)
     Historical (3)...................................................................        0.35         0.60     0.47     0.38
     Pro forma equivalent (4).........................................................        0.45         0.78     0.65     0.49
  Cash dividends declared per common share
     Historical (3)...................................................................          --           --       --     0.09
     Pro forma equivalent (4).........................................................        0.20         0.31     0.23     0.19
  Shareholders' equity per common share (period end)
     Historical (3)...................................................................        5.06         4.61     4.12     3.66
     Pro forma equivalent (4).........................................................        6.08         5.70     5.30     4.76

(1) First Charter per share data has been adjusted to reflect a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994 and a 20% stock dividend effected in the fourth quarter of 1992.
(2) Pro forma combined dividends per share represent historical dividends per share paid by First Charter, because Union has not regularly paid cash dividends.
(3) Union per share data has been adjusted to reflect 5% stock dividends declared in the fourth quarter of each of 1994 and 1993.
(4) Union pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by the Exchange Ratio.
SELECTED FINANCIAL DATA
     The following tables set forth certain summary selected financial data for each of First Charter and Union on a historical basis and certain summary unaudited pro forma selected financial data giving effect to the Merger as a pooling of interests. For a description of the effect of pooling-of-interests accounting on the Merger and the historical financial statements of First Charter, see "THE MERGER -- Accounting Treatment."
                                       9

     The summary selected financial data are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of First Charter and Union incorporated by reference herein and on the PRO FORMA CONDENSED INFORMATION included elsewhere herein. Results of each of First Charter and Union for the six months ended June 30, 1995 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the period indicated. All adjustments necessary for a fair statement of results of interim periods have been included.
        SELECTED HISTORICAL FINANCIAL DATA OF FIRST CHARTER CORPORATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   SIX MONTHS ENDED
                                                       JUNE 30,                          YEAR ENDED DECEMBER 31,
                                                   1995        1994        1994        1993        1992        1991        1990
                                                     (UNAUDITED)
INCOME STATEMENT DATA:
  Interest income.............................   $ 12,746    $ 10,134    $ 21,858    $ 19,192    $ 18,706    $ 20,660    $ 22,427
  Interest expense............................      4,849       3,375       7,360       6,631       7,465      10,379      12,003
  Net interest income.........................      7,897       6,759      14,498      12,561      11,241      10,281      10,424
  Provision for loan losses...................        225         200         575         285         397       1,470         883
  Net interest income after provision for loan
    losses....................................      7,672       6,559      13,923      12,276      10,844       8,811       9,541
  Noninterest income..........................      1,670       1,822       3,480       3,425       3,157       3,052       2,586
  Noninterest expense.........................      5,058       5,039      10,051      10,142       9,789       9,359       8,713
  Income before income taxes..................      4,284       3,342       7,352       5,559       4,212       2,504       3,414
  Income taxes................................      1,281         867       2,092       1,390         919         406         854
  Net income before cumulative effect of
    change in accounting principle............      3,003       2,475       5,260       4,169       3,293       2,098       2,560
  Cumulative effect of change in accounting
    principle.................................         --          --          --         300          --          --          --
  Net income..................................   $  3,003    $  2,475    $  5,260    $  4,469    $  3,293    $  2,098    $  2,560
PER SHARE DATA: (1)
  Net income before cumulative effect of
    accounting change (primary and fully
    diluted)..................................   $   0.64    $   0.53    $   1.12    $   0.89    $   0.70    $   0.45    $   0.55
  Net income (primary and fully diluted)......       0.64        0.53        1.12        0.95        0.70        0.45        0.55
  Cash dividends declared.....................       0.26        0.18        0.41        0.31        0.25        0.23        0.23
  Period-end book value.......................       8.59        7.83        8.09        7.60        6.83        6.36        6.15
BALANCE SHEET DATA (AT PERIOD END):
  Total assets................................   $337,597    $298,575    $324,049    $285,190    $277,446    $241,637    $245,875
  Loans, net..................................    216,391     182,959     200,918     173,103     160,102     153,841     155,431
  Deposits....................................    279,567     249,965     266,353     243,364     229,995     204,354     206,169
  Total shareholders' equity..................     39,802      36,344      37,463      35,353      32,061      29,800      28,787
PERFORMANCE RATIOS:
  Net income to average shareholders'
    equity....................................      15.38%(2)    13.76%(2)    14.37%    13.32%      10.66%       7.13%       9.09%
  Net income to average
    total assets..............................       1.87(2)     1.69(2)     1.74        1.63        1.30        0.86        1.06
CAPITAL RATIOS:
  Tier 1 risk-based capital...................      17.33%      18.62%      16.42%      17.54%      16.06%      15.55%      15.00%
  Total risk-based capital....................      16.13       17.40       17.67       18.79       16.93       16.37       15.98
  Leverage....................................      11.61       12.06       11.41       12.14       11.56       12.33       11.71
ASSET QUALITY RATIOS:
  Allowance for loan losses as a percentage of
    gross loans, excluding loans held for
    sale......................................       1.32%       1.37%       1.38%       1.48%       1.69%       1.53%       1.42%
  Net loans charged off to average loans......       0.13(2)     0.30(2)     0.19        0.26        0.02        0.84        0.30
  Nonperforming assets as a percentage of
    total assets..............................       1.20        1.64        1.56        1.53        2.95        3.19        2.39

(1) All per share data has been adjusted to reflect a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994 and a 20% stock dividend declared in the fourth quarter of 1992.
(2) Annualized.
                                       10

              SELECTED HISTORICAL FINANCIAL DATA OF BANK OF UNION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   SIX MONTHS ENDED
                                                       JUNE 30,                          YEAR ENDED DECEMBER 31,
                                                   1995        1994        1994        1993        1992        1991        1990
                                                     (UNAUDITED)
INCOME STATEMENT DATA:
  Interest income.............................   $  5,015    $  3,676    $  8,103    $  6,812    $  7,080    $  7,319    $  7,081
  Interest expense............................      2,209       1,394       3,188       2,726       3,333       4,140       4,498
  Net interest income.........................      2,806       2,282       4,915       4,086       3,747       3,179       2,583
  Provision for loan losses...................        255         132         264         550         545         209         316
  Net interest income after provision for loan
    losses....................................      2,551       2,150       4,651       3,536       3,202       2,970       2,267
  Noninterest income..........................      1,660       1,020       2,174       1,665       1,335         840         927
  Noninterest expense.........................      3,112       2,285       4,954       3,748       3,422       2,822       2,594
  Income before income taxes..................      1,099         885       1,871       1,453       1,115         988         600
  Income taxes................................        323         265         561         438         293         251         112
  Net income before cumulative effect of
    change in accounting principle............        776         620       1,310       1,015         822         737         488
  Cumulative effect of change in accounting
    principle.................................         --          --          --          --          --          --          --
  Net income..................................   $    776    $    620    $  1,310    $  1,015    $    822    $    737    $    488
PER SHARE DATA: (1)
  Net income before cumulative effect of
    accounting change (primary and fully
    diluted)..................................   $   0.35    $   0.28    $   0.60    $   0.47    $   0.38    $   0.35    $   0.24
  Net income (primary and fully diluted)......       0.35        0.28        0.60        0.47        0.38        0.35        0.24
  Cash dividends declared.....................         --          --          --          --        0.09          --          --
  Period-end book value.......................       5.06        4.34        4.61        4.12        3.66        3.38        3.07
BALANCE SHEET DATA (AT PERIOD END):
  Total assets................................   $133,587    $109,034    $123,413    $106,570    $ 93,616    $ 92,857    $ 77,441
  Loans, net..................................     84,807      75,393      82,613      72,191      67,593      59,237      51,700
  Deposits....................................    116,858      95,345     106,468      92,906      84,610      83,697      70,179
  Total shareholders' equity..................     11,093       9,476      10,075       9,010       7,986       7,317       6,361
PERFORMANCE RATIOS:
  Net income to average shareholders'
    equity....................................      14.68%(2)    13.36%(2)    13.73%    11.98%      10.66%      10.85%       8.06%
  Net income to average
    total assets..............................       1.23(2)     1.15(2)     1.16        1.04        0.88        0.91        0.66
CAPITAL RATIOS:
  Tier 1 risk-based capital...................      12.30%      11.80%      11.80%      11.27%      10.90%      10.89%      11.04%
  Total risk-based capital....................      13.50       13.05       13.05       12.52       12.15       12.11       12.14
  Leverage....................................       8.30        8.64        8.22        8.24        8.23        7.54        8.21
ASSET QUALITY RATIOS:
  Allowance for loan losses as a percentage of
    gross loans, excluding loans held for
    sale......................................       1.81%       1.62%       1.58%       1.80%       1.76%       1.31%       1.22%
  Net loans charged off to average loans......       0.05(2)     0.54(2)     0.32        0.66        0.19        0.10        0.39
  Nonperforming assets as a percentage of
    total assets..............................       0.27        0.97        0.69        0.47        0.29        0.24        0.31

(1) All per share data has been adjusted to reflect 5% stock dividends declared in the fourth quarter of each of 1994, 1993, 1991 and 1990.
(2) Annualized.
                                       11

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                SIX MONTHS ENDED
                                                    JUNE 30,                             YEAR ENDED DECEMBER 31,
                                                1995         1994         1994         1993         1992        1991        1990
                                                   (UNAUDITED)
INCOME STATEMENT DATA:
  Interest income..........................   $ 17,761     $ 13,810     $ 29,961     $ 26,004     $ 25,786    $ 27,979    $ 29,508
  Interest expense.........................      7,058        4,769       10,548        9,358       10,799      14,519      16,501
  Net interest income......................     10,703        9,041       19,413       16,646       14,987      13,460      13,007
  Provision for loan losses................        480          332          839          835          942       1,679       1,199
  Net interest income after provision for
    loan losses............................     10,223        8,709       18,574       15,811       14,045      11,781      11,808
  Noninterest income.......................      3,330        2,841        5,654        5,090        4,493       3,892       3,513
  Noninterest expense......................      8,170        7,323       15,005       13,889       13,211      12,181      11,307
  Income before income taxes...............      5,383        4,227        9,223        7,012        5,327       3,492       4,014
  Income taxes.............................      1,604        1,132        2,653        1,828        1,212         657         966
  Net income before cumulative effect of
    change in accounting principle.........      3,779        3,095        6,570        5,184        4,115       2,835       3,048
  Cumulative effect of change in accounting
    principle..............................         --           --           --          300           --          --          --
  Net income...............................   $  3,779     $  3,095     $  6,570     $  5,484     $  4,115    $  2,835    $  3,048
PER SHARE DATA: (1)
  Net income before cumulative effect of
    accounting change (primary and fully
    diluted)...............................   $   0.60     $   0.49     $   1.04     $   0.82     $   0.65    $   0.45    $   0.49
  Net income (primary and fully diluted)...       0.60         0.49         1.04         0.87         0.65        0.45        0.49
  Cash dividends declared (2)..............       0.26         0.18         0.41         0.31         0.25        0.23        0.23
  Period-end book value....................       8.10         7.29         7.63         7.09         6.34        5.89        5.65
BALANCE SHEET DATA (AT PERIOD END):
  Total assets.............................   $470,693(3)  $407,334(3)  $447,272(3)  $391,593(3)  $371,062    $334,494    $323,316
  Loans, net...............................    301,198      258,352      283,531      245,294      227,695     213,078     207,131
  Deposits.................................    396,425      345,310      372,821      336,270      314,605     288,051     276,348
  Total shareholders' equity...............     50,404(3)    45,545(3)    47,348(3)    44,196(3)    40,047      37,117      35,148
PERFORMANCE RATIOS:
  Net income to average shareholders'
    equity.................................      15.39%(4)    13.77%(4)    14.30%       13.10%       10.66%       7.83%       8.90%
  Net income to average
    total assets...........................       1.69(4)      1.55(4)      1.58         1.48         1.19        0.87        0.97
CAPITAL RATIOS:
  Tier 1 risk-based capital................      14.99%       15.76%       15.06%       15.72%       14.71%      14.37%      14.09%
  Total risk-based capital.................      16.19        17.00        16.31        16.97        15.68       15.30       15.09
  Leverage.................................      10.58        11.08        10.46        11.05        10.72       11.00       10.87
ASSET QUALITY RATIOS:
  Allowance for loan losses as a percentage
    of gross loans, excluding loans held
    for sale...............................       1.46%        1.44%        1.44%        1.57%        1.71%       1.47%       1.38%
  Net loans charged off to average loans...       0.11(4)      0.37(4)      0.23         0.38         0.07        0.65        0.39
  Nonperforming assets as a percentage of
    total assets...........................       0.94         1.46         1.32         1.25         2.28        2.37        1.89

(1) All per share data has been adjusted to reflect a First Charter stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994 and a 20% stock dividend declared in the fourth quarter of 1992.
(2) Pro forma combined dividends represent historical dividends per share declared by First Charter, because Union has not regularly paid cash dividends.
(3) Reflects the retirement and cancellation of shares of Union Common Stock owned by First Charter directly for its own account.
(4) Annualized.
                                       12

                              THE SPECIAL MEETINGS
GENERAL
     This Joint Proxy Statement-Prospectus is being furnished to holders of First Charter Common Stock in connection with the solicitation of proxies by the Board of Directors of First Charter for use at the First Charter Special Meeting to consider and vote upon the approval of the Agreement and the transactions contemplated thereby, including the issuance of First Charter Common Stock upon consummation of the Merger, and to transact such other business as may properly come before the First Charter Special Meeting or any adjournments or postponements thereof. In addition, this Joint Proxy Statement-Prospectus is being furnished to holders of Union Common Stock in connection with the solicitation of proxies by the Board of Directors of Union for use at the Union Special Meeting to consider and vote upon the approval of the Agreement and the transactions contemplated thereby, and to transact such other business as may properly come before the Union Special Meeting or any adjournments or postponements thereof. Each copy of this Joint Proxy Statement-Prospectus mailed to holders of First Charter Common Stock is accompanied by a form of proxy for use at the First Charter Special Meeting, and each copy of this Joint Proxy Statement-Prospectus mailed to holders of Union Common Stock is accompanied by a form of proxy for use at the Union Special Meeting. This Joint Proxy Statement-Prospectus is also being furnished by First Charter to Union shareholders as a prospectus in connection with the issuance by First Charter of the shares of First Charter Common Stock upon consummation of the Merger.
     This Joint Proxy Statement-Prospectus is first being mailed to the holders of First Charter Common Stock and the holders of Union Common Stock on or about
           , 1995.
DATE, PLACE AND TIME
     FIRST CHARTER. The First Charter Special Meeting will be held at the Cabarrus Country Club, located on Weddington Road in Concord, North Carolina on
           , December   , 1995 at      p.m. local time.
     UNION. The Union Special Meeting will be held at the Rolling Hills Country
Club, located on Roosevelt Boulevard in Monroe, North Carolina on            ,
December   , 1995 at       p.m. local time.
PROXIES
     FIRST CHARTER. A shareholder of First Charter may use the accompanying proxy if such shareholder is unable to attend the First Charter Special Meeting in person or wishes to have his or her shares voted by proxy even if such shareholder does attend the meeting. A shareholder of First Charter may revoke any proxy given pursuant to this solicitation by delivering to the Secretary of First Charter, prior to or at the First Charter Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by voting in person at the First Charter Special Meeting. All written notices of revocation and other communications with respect to the revocation of First Charter proxies should be addressed to First Charter Corporation, Post Office Box 228, Concord, North Carolina 28026-0228, Attention:
Secretary. For such notice of revocation or later proxy to be valid, however, it must actually be received by First Charter prior to the vote of the First Charter shareholders. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval of the Agreement and the transactions contemplated thereby, including the issuance of the First Charter Common Stock upon consummation of the Merger. The Board of Directors of First Charter is unaware of any other matters that may be presented for action at the First Charter Special Meeting. If other matters do properly come before the First Charter Special Meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies in their discretion.
     UNION. A shareholder of Union may use the accompanying proxy if such shareholder is unable to attend the Union Special Meeting in person or wishes to have his or her shares voted by proxy even if such shareholder does attend the meeting. A shareholder of Union may revoke any proxy given pursuant to this solicitation by delivering to the Secretary of Union, prior to or at the Union Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by voting in person at the Union Special Meeting. All written notices of revocation and other communications with respect to the revocation of Union proxies should be addressed to Bank of Union, 201 North Charlotte Avenue, Monroe, North Carolina 28112, Attention: Secretary. For such notice of revocation or later proxy to be valid, however, it must actually be received by Union prior to the vote of the shareholders. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval of the Agreement and the transactions contemplated thereby. The Board of Directors of Union is unaware of any other matters that may be presented for action at
                                       13
the Union Special Meeting. If other matters do properly come before the Union Special Meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies in their discretion.
SOLICITATION OF PROXIES
     Solicitation of proxies may be made in person, by mail, telephone or facsimile, by directors, officers and employees of First Charter and Union, who will not be specially compensated for such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners. First Charter and Union will each bear its own expenses in connection with the solicitation of proxies for its Special Meeting, except that each will pay one-half of the costs incurred in printing this Joint Proxy Statement-Prospectus, the forms of proxy and other proxy materials.
RECORD DATE AND VOTING RIGHTS
     FIRST CHARTER. The Board of Directors of First Charter has fixed
           , 1995 as the record date for the determination of shareholders of First Charter entitled to receive notice of and to vote at the First Charter Special Meeting. At the close of business on such record date, there were
outstanding                shares of First Charter Common Stock held of record
by approximately            holders of record. Each share of First Charter
Common Stock outstanding on such record date is entitled to one vote as to (i) the approval of the Agreement and the transactions contemplated thereby, including the issuance of First Charter Common Stock upon consummation of the Merger, and (ii) any other proposal that may properly come before the First Charter Special Meeting. Pursuant to the requirements of the National Association of Securities Dealers, Inc., approval of the Agreement and the issuance of First Charter Common Stock in connection therewith by the First Charter shareholders will require the affirmative vote of a majority of the votes cast by the holders of the First Charter Common Stock. In accordance with North Carolina law, abstentions from voting with respect to the Agreement and the transactions contemplated thereby will count as shares present for purposes of establishing a quorum at the First Charter Special Meeting. Such abstentions, however, will not have the effect of a negative vote.
     As of the record date for the First Charter Special Meeting, the directors and executive officers of First Charter and their affiliates beneficially owned
an aggregate of            shares, or       %, of the First Charter Common
Stock. Directors and executive officers of First Charter have indicated their intention to vote their shares of First Charter Common Stock in favor of the Agreement and the transactions contemplated thereby, including the issuance of First Charter Common Stock upon consummation of the Merger.
     As of the record date for the First Charter Special Meeting, the trust department of FCNB had sole or shared voting power with respect to shares of First Charter Common Stock for various accounts. Of these, shares of First Charter Common Stock were held under arrangements that provide for exercise of voting power by co-fiduciaries, settlors, beneficiaries or others; as a matter of policy, FCNB votes such shares only in accordance with the instructions of such other persons.
     BECAUSE APPROVAL OF THE AGREEMENT AND THE ISSUANCE OF FIRST CHARTER COMMON STOCK IN CONNECTION THEREWITH REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST WITH RESPECT THERETO, THE BOARD OF DIRECTORS OF FIRST CHARTER URGES ITS SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.
     UNION. The Board of Directors of Union has fixed             , 1995 as the
record date for the determination of shareholders of Union entitled to receive notice of and to vote at the Union Special Meeting. At the close of business on
such record date, there were outstanding             shares of Union Common
Stock held of record by approximately             holders of record. Each share
of Union Common Stock outstanding on such record date is entitled to one vote as to (i) the approval of the Agreement and the transactions contemplated thereby and (ii) any other proposal that may properly come before the Union Special Meeting. Under the provisions of the banking laws of North Carolina, approval of the Agreement and the transactions contemplated thereby by the Union shareholders will require the affirmative vote of the holders of two-thirds of the outstanding shares of Union Common Stock. In accordance with applicable law, abstentions from voting with respect to the Agreement and the transactions contemplated thereby will count as shares present for purposes of establishing a quorum at the Union Special Meeting. Furthermore, because approval of such matter requires the affirmative vote of
                                       14
the holders of two-thirds of the Union Common Stock outstanding, such abstentions will also have the effect of a negative vote with respect to the Agreement and the transactions contemplated thereby.
     As of the record date for the Union Special Meeting, the directors and executive officers of Union and their affiliates beneficially owned an aggregate
of             shares, or       %, of Union Common Stock. Directors of Union
have indicated their intention to vote their shares of Union Common Stock in favor of the Agreement and the transactions contemplated thereby. See "THE MERGER -- Interests of Certain Persons in the Merger."
     As of the record date for the Union Special Meeting, First Charter owned
directly, for its own account, 69,361 shares, or    %, of the Union Common
Stock. In addition, as of such date directors and executive officers of First
Charter beneficially owned              shares, or      %, of the Union Common
Stock. It is expected that these shares will be voted in favor of the proposal to approve the Agreement and the transactions contemplated thereby.
     BECAUSE APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF TWO-THIRDS OF THE OUTSTANDING SHARES OF UNION COMMON STOCK, THE BOARD OF DIRECTORS OF UNION URGES ITS SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.
RECOMMENDATION OF THE BOARDS OF DIRECTORS
     The Board of Directors of First Charter and the Board of Directors of Union each has unanimously approved the Agreement and the transactions contemplated thereby. Each Board of Directors believes that the Merger is fair to and in the best interests of its respective shareholders and recommends a vote "FOR" the matters to be voted upon by such shareholders in connection with the Merger. See "THE MERGER -- Background of and Reasons for the Merger."
                                   THE MERGER
     THE FOLLOWING SUMMARY OF CERTAIN TERMS AND PROVISIONS OF THE AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE AND, WITH THE EXCEPTION OF THE SCHEDULES THERETO, IS INCLUDED AS APPENDIX A TO THIS JOINT PROXY STATEMENT-PROSPECTUS. ALL SHAREHOLDERS ARE ENCOURAGED TO READ THE AGREEMENT, AS WELL AS THE OTHER APPENDICES, IN THEIR ENTIRETY.
DESCRIPTION OF THE MERGER
     First Charter has formed, or will form, Interim Bank as its subsidiary for the purpose of effecting the acquisition of Union. At the Effective Time, Interim Bank will be merged with and into Union, and Union will be the surviving entity and will operate as a separate banking subsidiary of First Charter. The Articles of Incorporation and Bylaws of Union in effect at the Effective Time will continue to govern Union until amended or repealed in accordance with applicable law. The organization of Interim Bank by First Charter and the Merger are subject to the approvals of the Federal Reserve Board, the FDIC and the Banking Commission. See "THE MERGER -- Bank Regulatory Matters." There will be no change in the Restated Articles of Incorporation or the Bylaws of First Charter as a result of the Merger.
     At the Effective Time, except as hereinafter described, each share of Union Common Stock outstanding immediately prior to the Effective Time (other than shares as to which dissenters' rights have been perfected) will be converted automatically into the right to receive 0.75 shares of First Charter Common Stock. Shares of Union Common Stock held by First Charter or FCNB (other than shares held in a fiduciary capacity or as a result of debts previously contracted) immediately prior to the Merger will be cancelled. The shares of First Charter Common Stock outstanding immediately prior to the Merger will continue to be outstanding after the Effective Time.
     No fractional shares of First Charter Common Stock will be issued in the Merger. Instead, each holder of shares of Union Common Stock who would otherwise have been entitled to receive a fraction of a share of First Charter Common Stock (after taking into account all certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fraction of a share of First Charter Common Stock multiplied by the Fair Market Value (as defined below) of one share of First Charter Common Stock at the Effective Time. The Fair Market Value of one share of First Charter Common Stock at the Effective Time is defined by the Agreement as the closing price per share as reported by The NASDAQ Stock Market on the last business day prior to the Effective Time. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares. See "THE MERGER -- Exchange of Certificates."
                                       15

EFFECTIVE TIME OF THE MERGER
     The Merger will become effective at the date and time specified in Articles of Merger to be filed with the North Carolina Secretary of State following approval by the Banking Commission. Unless otherwise agreed by First Charter and Union, the Effective Time will occur on or promptly after the first business day following the last to occur of (i) the expiration of all required waiting periods following the date of the order of the Federal Reserve Board approving the Merger pursuant to the BHCA, the date of the order of the FDIC approving the Merger pursuant to the Bank Merger Act, or the date of the order of the Banking Commission approving the Merger, as applicable; (ii) the effective date of the last order, approval or exemption of any other Federal or state regulatory agency approving or exempting the Merger if such action is required; (iii) the day of expiration of all required waiting periods after the filing of all notices to all Federal or state regulatory agencies for consummation of the Merger; and (iv) the date on which the Union shareholders and the First Charter shareholders approve the Agreement. If approved by the First Charter and Union shareholders and applicable regulatory authorities, the parties currently expect that the Effective Time will occur by December 31, 1995 or as soon as possible thereafter, although there can be no assurance as to whether or when the Merger will occur. See "THE MERGER -- Conditions to the Merger."
EXCHANGE OF CERTIFICATES
     Before or as soon as practicable after the Effective Time, First Charter National Bank, in its capacity as Exchange Agent (the "Exchange Agent"), will mail to each holder of Union Common Stock of record as of the Effective Time a letter of transmittal and related forms (the "Letter of Transmittal") for use in forwarding stock certificates previously representing Union Common Stock for surrender and exchange for certificates representing First Charter Common Stock.
     UNION SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.
     Upon surrender to the Exchange Agent of one or more certificates for shares of Union Common Stock, together with a properly completed Letter of Transmittal, there will be issued and mailed to the holder thereof a certificate or certificates representing the aggregate number of whole shares of First Charter Common Stock to which such holder is entitled, together with all declared but unpaid dividends in respect of such shares following the Effective Time and, where applicable, a check for the amount (without interest) representing any fractional shares. A certificate for shares of First Charter Common Stock, or any check representing cash in lieu of fractional shares or declared but unpaid dividends, may be issued in a name other than the name in which the surrendered certificate is registered only if (i) the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the Letter of Transmittal and otherwise in proper form for transfer, and (ii) the person requesting the issuance of such certificate either (A) pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for such shares in a name other than the registered holder of the certificate surrendered or (B) establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. The Exchange Agent will issue stock certificates evidencing First Charter Common Stock in exchange for lost, stolen, mutilated or destroyed certificates of Union Common Stock only upon receipt of a lost stock affidavit and a bond indemnifying First Charter against any claim arising out of the allegedly lost, stolen, mutilated or destroyed certificate. In no event will the Exchange Agent, First Charter or Union be liable to any persons for any First Charter Common Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.
     On and after the Effective Time and until surrender of certificates of Union Common Stock to the Exchange Agent, each certificate that represented outstanding Union Common Stock immediately prior to the Effective Time (other than certificates representing shares of Union Common Stock held by First Charter or FCNB, except shares held in a fiduciary capacity or as a result of debts previously contracted) will be deemed to evidence ownership of the number of whole shares of First Charter Common Stock into which such shares have been converted, and the holders thereof shall be entitled to vote at any meeting of First Charter shareholders. No shareholder will, however, receive dividends or other distributions, if any, on such First Charter Common Stock following the Effective Time until the certificates representing Union Common Stock are surrendered. Upon surrender of Union Common Stock certificates, Union shareholders will be paid any dividends or other distributions on First Charter Common Stock that are payable to holders as of any record date on or following the Effective Time. No interest will be payable with respect to withheld dividends or other distributions.
BACKGROUND OF AND REASONS FOR THE MERGER
     FIRST CHARTER. The strategy of the Board of Directors of First Charter has been to increase long-term value for shareholders while at the same time remaining an independent financial institution. In this regard, the Board of Directors of First Charter has maintained a philosophy of controlled growth and has opened DE NOVO branches in its market area. It has also
                                       16
continually evaluated potential mergers with or acquisitions of stable financial institutions with similar banking philosophies located in markets compatible with that of First Charter. For the reasons discussed below, the Board of Directors of First Charter determined that Union would make an excellent merger partner.
     The senior management of First Charter had preliminary, informal contact with the senior management of Union regarding a potential merger in the first quarter of 1995. Following that contact, First Charter began its own internal discussions and analyses with its financial advisor, Wheat First, regarding a possible acquisition of Union. In the second quarter of 1995 the Board of Directors of First Charter authorized senior management to communicate a tentative expression of interest to Union. After informal discussions between the senior managements of First Charter and Union regarding overall operational philosophy, as well as potential prices and structures for a transaction, senior management of First Charter appeared before the ad hoc committee established by the Chairman of the Board of Directors of Union in May 1995 with First Charter's indication of interest in a combination. The parties continued informal discussions until mid July on an exploratory, and generally infrequent, basis, with both sides recognizing that Union had not made a commitment to a merger or sale and that a number of issues attendant to a possible transaction were unresolved. In early August 1995, discussions intensified, and in late August the Board of Directors of First Charter and the Board of Directors of Union agreed on the Exchange Ratio and the proposed structure of the Merger. First Charter and Union proceeded to conduct due diligence with respect to the other and proceeded to negotiate an agreement of merger which contemplated the Exchange Ratio and a structure that would allow Union to continue its existence as a state banking institution. After satisfactory completion of due diligence, the Board of Directors of each of First Charter and Union met separately on September 13, 1995 to consider the Agreement and the Merger. At the First Charter meeting, Wheat First presented the Board of Directors with its oral opinion that the Exchange Ratio was fair, from a financial point of view, to the shareholders of First Charter, and the Board of Directors unanimously approved the Agreement and the Merger.
     The Board of Directors considered several factors in arriving at its decision to approve the Agreement. It did not assign any relative or specific weights to the factors considered. The Board of Directors of First Charter believes that the area of Union County and southern Mecklenburg County is a prime growth area, and it anticipates that the population growth for Union County will be comparable with that in First Charter's primary market. FCNB currently does not have any branches in Union's market. The Board of Directors of First Charter believes that the location of Union's branches should provide First Charter with the opportunity to benefit from continued growth in this market. The Board of Directors of First Charter considered that Union currently is the second largest financial institution in Union County in terms of deposit market share and concluded that an acquisition of Union provides First Charter with a preferable means of entering the market as opposed to DE NOVO expansion.
     The Board of Directors of First Charter also considered that the combined resources of First Charter and Union should (A) provide opportunities to achieve economies of scale that should improve the efficiency and profitability of the combined entity; (B) improve the ability of Union to compete with the many financial institutions doing business in Union's market area and the surrounding counties; (C) provide a source for increases in revenues for the combined entity through the addition of trust and other services not currently offered by Union and generally result in an institution better able to respond to the needs of its customers in the community.
     The Board of Directors of First Charter also believes that the banking philosophies of First Charter and Union are similar and will mix well together. In addition, the Board of Directors considered the book value of Union and the financial information related to comparable financial institutions and acquisitions provided by Wheat First. Based upon these considerations, among others, the Board of Directors of First Charter concluded that the combination of the market areas, products and services made the Merger attractive for both First Charter and Union.
     UNION. Union was organized and commenced operations in October 1985, following a successful community stock offering that raised sufficient equity capital under North Carolina law to permit Union to obtain a charter and license to commence operations. Union began its operations as a one-office bank. Over the past ten years, it has expanded to five full service banking offices and an additional office housing its home mortgage division and subsidiary corporation operations.
     During its initial years of operation, Union concentrated on developing its financial services products both from a loan and a deposit standpoint. During most of this period, it was one of only two locally owned and operated financial institutions in Union County. In January 1994, a major Charlotte-based financial institution entered Union County through the acquisition of the other locally-owned institution.
     Over the past 18 months, Union began studying its strategic alternatives in an effort to maximize shareholder value and to permit it to remain competitive. The increasing consolidation in the financial services industry increased the competitive
                                       17
pressures that Union faced. In September 1994 Union adopted, for the first time, an expansion plan (the "Plan") for the years 1995 through 1998. The Plan identified three possible methods of expansion for Union: (i) merger/acquisition; (ii) purchase of existing branches; and (iii) DE NOVO branching. The Plan indicated that Union should not be constrained as to future growth only to Union County and considered markets contiguous to Union's existing market. The Plan also considered markets that were not contiguous but which nevertheless might make economic sense in the long run. The Plan placed emphasis on Union remaining as an independent financial institution, whether through ownership or at least through management and name identification. The Plan also considered areas in the neighboring State of South Carolina, in light of the contemplated passage of interstate banking.
     As the result of the heightened consolidation in the financial services industry in the first half of 1995, other financial institutions desirous of considering an affiliation with Union contacted management of Union. Two other financial institutions of a size comparable to First Charter made informal inquiry of the management of Union. In response thereto, and in an effort to assist management in its evaluation process of any informal discussions, the Chairman of the Board of Directors appointed an ad hoc committee of directors for the purpose of advising management on an informal basis. This special committee was to assist management in evaluating the merits, or lack thereof, of any proposed affiliation and was directed to report any recommendation to the Executive Committee of the Board of Directors, which, in turn, was to report any recommendation to the Board of Directors.
     Simultaneously, management was considering its own internal expansion pursuant to the guidelines of the Plan. At this time, it was concentrating its efforts on ways to expand into South Carolina. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act") enacted by Congress in September 1994 raised new questions about the future nature and structure of the financial services industry and the options open to local institutions offering limited lines of financial services and products. Union assessed the feasibility of affiliating with another financial institution in South Carolina and consulted with investment advisors and other professionals about the economic and legal viability of such a transaction. After an analysis of the plausibility of such a strategy, it was determined that no South Carolina affiliation could enhance its shareholder value or produce enhanced products and services any greater than a similar affiliation with a North Carolina based, community oriented financial institution.
     As a result of the discussions and meetings between senior management of Union and First Charter, and with the consultation of Union's ad hoc committee, certain parameters were established by Union should Union consider an affiliation with First Charter. These parameters were communicated to First Charter and at a meeting of the Board of Directors on August 30, 1995, the Board was advised of the parameters and considered the merits of the affiliation. In addition, at this meeting the Board of Directors learned of two other financial institutions who had expressed interest in developing a proposal whereby Union would affiliate with either of the other institutions. At that time the Board engaged legal counsel and Baxter Fentriss to advise the Board on this issue and unanimously determined that it was in the best interest of Union and its shareholders for management to pursue further, in-depth discussions with First Charter. These discussions were to include a due diligence review of the books and records of First Charter in order to determine if a transaction as outlined and suggested by First Charter was feasible.
     Thereafter, extensive discussions were held between Union's professional advisors and senior management with professional advisors and senior management of First Charter. At Union's Board of Directors meeting held September 13, 1995, the Board of Directors was presented with the Agreement and the Stock Option Agreement for consideration. At that meeting, the Board received a detailed analysis from Baxter Fentriss as well as its opinion that the proposed transaction, from a financial point of view, was fair to the shareholders of Union. That analysis, together with other considerations assessed by the Board of Directors as discussed below, resulted in the Board's unanimous decision to enter into the Agreement and the Stock Option Agreement.
     The Board of Directors considered the following factors, without assigning any relative or specific weights to such factors, in assessing the First Charter proposal: (i) the Exchange Ratio; (ii) the commitment made by First Charter that, for an unspecified period of time, Union would retain its separate existence and name; (iii) the agreement of First Charter to add four members of Union's Board of Directors to the Boards of Directors of First Charter and its subsidiary bank and to name a representative of Union to the Executive Committee of First Charter; (iv) the ability for Union to expand its mortgage lending, financial planning services and merchant credit card program through the offices of First Charter and the expansion through Union's offices of additional products and services, especially trust services, presently available from First Charter; (v) the contiguous-county expansion that an affiliation with First Charter would provide; and (vi) the perceived compatibility of corporate cultures between Union and First Charter.
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
OPINIONS OF FINANCIAL ADVISORS
     FIRST CHARTER. First Charter retained Wheat First to act as its financial advisor in connection with the Merger and to render a written opinion to the First Charter Board of Directors as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of First Charter Common Stock. Wheat First is a nationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The First Charter Board of Directors selected Wheat First to serve as its financial advisor in connection with the Merger on the basis of such firm's expertise. In connection with Wheat First's representation, the First Charter Board of Directors did not impose any limitations upon Wheat First's scope of investigation or procedures to be followed.
     Representatives of Wheat First attended the meeting of the First Charter Board of Directors on September 13, 1995, at which the Merger was considered and approved. At the meeting, Wheat First issued its oral opinion that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of First Charter Common Stock. A written opinion dated as of the date of this Joint Proxy Statement-Prospectus has been delivered to the First Charter Board of Directors to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of First Charter Common Stock.
     THE FULL TEXT OF WHEAT FIRST'S OPINION AS OF THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS JOINT PROXY STATEMENT-PROSPECTUS, IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ IN ITS ENTIRETY IN CONNECTION WITH THIS JOINT PROXY STATEMENT-PROSPECTUS. THE SUMMARY OF THE OPINION OF WHEAT FIRST SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WHEAT FIRST'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO THE HOLDERS OF FIRST CHARTER COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF FIRST CHARTER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.
     Wheat First's opinion was one of many factors taken into consideration by the First Charter Board of Directors in determining to approve the Agreement. The opinion of Wheat First does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for First Charter, nor does it address the effect of any other business combination in which First Charter might engage.
     In rendering its written opinion, Wheat First reviewed certain publicly available business and financial information relating to First Charter and Union and certain other information provided to it, including, among other things the following: (i) Union's Annual Reports to Shareholders, Annual Reports on Form F-2 and related financial information for the three fiscal years ended December 31, 1994; (ii) Union's Quarterly Reports on Form F-4 and related financial information for the quarters ended March 31 and June 30, 1995; (iii) First Charter's Annual Reports to Shareholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1994; (iv) First Charter's Quarterly Reports on Form 10-Q and related financial information for the quarters ended March 31 and June 30, 1995; (v) certain publicly available information with respect to historical market prices and trading activity for First Charter Common Stock and Union Common Stock and for certain publicly traded financial institutions which Wheat First deemed relevant; (vi) certain publicly available information with respect to banking companies and the financial terms of certain other mergers and acquisitions which Wheat First deemed relevant; (vii) the Agreement; (viii) the Registration Statement on Form S-4 of First Charter, including this Joint Proxy Statement-Prospectus; (ix) other financial information concerning the businesses and operations of First Charter and Union, including certain audited financial information and certain internal financial analyses and forecasts for First Charter and Union prepared by their respective senior managements; and (x) such financial studies, analyses, inquiries and other matters as Wheat First deemed necessary. In addition, Wheat First met with members of senior management of each of First Charter and Union to discuss the businesses and prospects of each company.
     In connection with its review, Wheat First relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or publicly available, including the representations and warranties of First Charter and Union included in the Agreement, and Wheat First has not assumed any responsibility for independent verification of such information. Wheat First relied upon the respective managements of First Charter and Union as to the reasonableness and achievability of their financial and operational forecasts and projections, and the assumptions and bases therefor, provided to it, and assumed that such forecasts and projections reflect the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. Wheat First also assumed, without independent verification, that the aggregate allowances for loan losses
                                       19
and other contingencies for First Charter and Union are adequate to cover such losses. Wheat First did not review any individual credit files of First Charter or Union, nor did it make an independent evaluation or appraisal of the assets or liabilities of First Charter or Union.
     Additionally, Wheat First considered certain financial and stock market data of First Charter and Union and compared that data with similar data for certain publicly-held financial institutions and considered the financial terms of certain other comparable transactions that recently have been announced or effected, as further discussed below. Wheat First also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as it deemed relevant.
     In connection with rendering its opinion dated as of the date of this Joint Proxy Statement-Prospectus, Wheat First performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the Exchange Ratio to holders of First Charter Common Stock was to some extent a subjective one based on the experience and judgment of Wheat First and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Wheat First believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Wheat First's view of the actual value of First Charter or Union.
     In performing its analyses, Wheat First made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of First Charter or Union. The analyses performed by Wheat First are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. In rendering its opinion, Wheat First assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to First Charter.
     The following is a summary of the analyses performed by Wheat First in connection with its opinion delivered to the First Charter Board of Directors on September 13, 1995:
          (a) COMPARISON OF SELECTED COMPANIES. Wheat First compared the financial performance and market trading information of First Charter to that of a group of regional bank holding companies (the "Group"). This group included: Carolina First Corporation; Centura Banks, Inc.; CCB Financial Corporation; First Bancorp; FNB Corporation; Bank of Granite Corporation; LSB Bancshares, Inc.; Peoples Bank; Triangle Bancorp, Inc.; and United Carolina Bancshares Corporation.
          Based on financial data as of and for the twelve month period ended June 30, 1995, First Charter had (i) equity to assets of 11.79% compared to an average of 9.65% for the Group; (ii) nonperforming loans to total loans of 1.06% compared to an average of 0.64% for the Group; (iii) reserves for loan losses to total loans of 1.33% compared to an average of 1.61% for the Group; (iv) returns on average assets before extraordinary items of 1.83% compared to an average of 1.09% for the Group; and (v) returns on average equity before extraordinary items of 15.18% compared to an average of 11.04% for the Group.
          Based on the market values as of September 11, 1995, and financial data as of June 30, 1995, First Charter had (i) a stock price to book value multiple of 232.8% compared to an average of 161.6% for the Group; (ii) a stock price to "First Call" (as hereinafter defined) 1996 estimated earnings per share before extraordinary items multiple of 14.1x compared to an average of 11.1x for the Group; and (iii) an indicated dividend yield of 2.60% compared to an average of 2.43% for the Group. "First Call" is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors.
          (b) COMPARABLE ACQUISITIONS ANALYSIS. Wheat First performed an analysis of premiums paid in fourteen selected pending or recently completed acquisitions valued between $15 million and $100 million of banks or bank holding companies headquartered in Georgia, North Carolina, South Carolina, Tennessee or Virginia, announced between January 1, 1994 and September 12, 1995 (the "Selected Transactions"). Multiples of book value, tangible book value, trailing twelve months earnings and annualized latest quarter earnings, as well as deposit premiums paid in the Selected Transactions, were compared to the multiples and premiums implied by the consideration based on the Exchange Ratio
                                       20
     offered to Union in the Merger. The Selected Transactions included the following pending transactions: Regions Financial Corporation/Metro Financial Corporation; First Union Corporation/Brentwood National Bank; First American Corporation/First City Bancorp, Inc.; BancorpSouth, Inc./Wes-Tenn Bancorp, Inc.; and United Bankshares, Inc./First Commercial Bank. The Selected Transactions also included the following completed transactions: SouthTrust Corporation/Southern Bank Group; First Tennessee National Corporation/Community Bancshares, Inc.; Triangle Bancorp, Inc./Atlantic Community Bancorp, Inc.; Triangle Bancorp, Inc./Standard Bank and Trust Company; NationsBank Corporation/RHNB Corporation; Mercantile Bankshares, Inc./Fredericksburg National Bancorp, Inc.; Regions Financial Corporation/First Community Bancshares, Inc.; Allied Bancshares, Inc./Citizens Bank & Trust; and F&M National Corporation/Hallmark Bank & Trust.
          Based on the market value of First Charter Common Stock on September 13, 1995, and financial data as of June 30, 1995, the analysis yielded ratios of the implied consideration based on the Exchange Ratio offered by First Charter to Union (i) to book value of 303.9% compared to an average of 212.8% for the Selected Transactions; (ii) to tangible book value of 308.2%, compared to an average of 223.0% for the Selected Transactions;
     (iii) to trailing twelve months earnings of 22.9x compared to an average of 21.9x for the Selected Transactions; and (iv) to latest quarter earnings annualized of 20.2x compared to an average of 18.9x for the Selected Transactions. Additionally, Wheat First examined the implied consideration less tangible equity as a function of total deposits, yielding ratios of 19.5% compared to an average of 11.8% for the Selected Transactions.
          The following comparisons are based on financial data as of and for the twelve months ended June 30, 1995, for Union and the twelve month reporting period prior to the announcement of each transaction for each acquiree in the Selected Transactions: Union had (i) equity to assets of 8.30% compared to an average of 8.50% for the Selected Transaction acquirees; (ii) nonperforming loans to assets of 0.29% compared to an average of 0.63% for the Selected Transaction acquirees; (iii) returns on average assets before extraordinary items of 1.21% compared to an average of 0.97% for the Selected Transaction acquirees; (iv) returns on average equity before extraordinary items of 14.26% compared to an average of 11.84% for the Selected Transaction acquirees; and (v) net interest margin of 4.78% compared to an average of 4.69% for the Selected Transaction acquirees.
          (c) DISCOUNTED DIVIDENDS ANALYSIS. Using discounted dividend analysis, Wheat First estimated the present value of the future stream of dividends that Union could produce over the next five years, under various circumstances, assuming the company performed in accordance with the earnings forecasts of management and an assumed level of expense savings were achieved. Wheat First then estimated the terminal values for Union Common Stock at the end of the period by applying multiples ranging from 13x to 18x earnings projected in year five. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 9% to 13%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Union Common Stock. This discounted dividend analysis indicated reference ranges of between $12.88 and $20.32 per share for Union Common Stock. These values compare to the implied consideration based on the Exchange Ratio offered by First Charter to Union in the Merger of $15.38 based on the market value of First Charter Common Stock on September 13, 1995.
     In connection with its opinion as of the date hereof, Wheat First confirmed the appropriateness of its reliance on the analyses used to render its September 13, 1995, opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.
     No company or transaction used as a comparison in the above analysis is identical to First Charter, Union or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.
     The opinion set forth in Appendix B is dated the date of this Joint Proxy Statement-Prospectus and is based solely upon the information available to Wheat First and the economic, market and other circumstances as they existed as of such date. Events occurring after that date could materially affect the assumptions and conclusions contained in the opinion of Wheat First. Wheat First has not undertaken to reaffirm or revise its opinion or otherwise comment on any events occurring after the date hereof.
     First Charter has paid Wheat First $50,000 in fees as compensation for Wheat First's rendering of its fairness opinion and for its financial advisory services and has agreed to pay Wheat First an additional $250,000 in fees upon consummation of the Merger. First Charter also has agreed to reimburse Wheat First for its out-of-pocket expenses incurred in connection with the activities contemplated by its engagement, regardless of whether the Merger is consummated. First Charter has
                                       21
further agreed to indemnify Wheat First against certain liabilities, including certain liabilities under federal securities laws. The payment of the above fees is not contingent upon Wheat First rendering a favorable opinion with respect to the Merger.
     First Charter has retained Wheat First to provide financial advisory services from time to time over the past two years, for which Wheat First has received fees in customary amounts. In addition, in the ordinary course of its securities business, Wheat First actively trades First Charter Common Stock for its own account and for the accounts of its customers and may, therefore, from time to time hold a long or short position in such securities.
     UNION. Union retained Baxter Fentriss to act as its financial advisor in connection with the Merger and to render a written opinion to the Union Board of Directors as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Union Common Stock. Baxter Fentriss did not assist Union in identifying prospective acquirors. Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is a nationally recognized advisor to firms in the financial services industry on mergers and acquisitions. The Union Board of Directors selected Baxter Fentriss to serve as its financial advisor in connection with the Merger because Baxter Fentriss is an investment banking firm focusing on banking transactions, and because of the firm's extensive experience and expertise in transactions similar to the Merger. In connection with Baxter Fentriss' representation, the Union Board of Directors did not impose any limitations upon Baxter Fentriss' scope of investigation or procedures to be followed.
     On September 13, 1995, Baxter Fentriss delivered to Union its opinion that as of such date, and on the basis of matters referred to in its written report and opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Union Common Stock. In rendering its opinion Baxter Fentriss consulted with the management of Union and First Charter, reviewed the Agreement and certain publicly-available information on the parties and reviewed certain additional materials made available by the managements of the respective companies. In addition Baxter Fentriss discussed with the management of Union and First Charter their respective businesses and outlook. A written opinion dated as of the date of this Joint Proxy Statement-Prospectus has been delivered to the Union Board of Directors to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Union Common Stock.
     THE FULL TEXT OF BAXTER FENTRISS' OPINION AS OF THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT-PROSPECTUS, IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ IN ITS ENTIRETY IN CONNECTION WITH THIS JOINT PROXY STATEMENT-PROSPECTUS. THE SUMMARY OF THE OPINION OF BAXTER FENTRISS SET FORTH HEREIN AS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. BAXTER FENTRISS' OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO THE HOLDERS OF UNION COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF UNION AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.
     Baxter Fentriss' opinion was one of many factors taken into consideration by the Union Board of Directors in determining to approve the Agreement, and the receipt of Baxter Fentriss' opinion is a condition precedent to Union consummating the Merger. The opinion of Baxter Fentriss does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Union, nor does it address the effect of any other business combination in which Union might engage.
     In rendering its written opinion, Baxter Fentriss reviewed (i) the Agreement; (ii) drafts of this Joint Proxy Statement-Prospectus; (iii) the respective Annual Reports to Shareholders, including the audited financial statements, of Union and First Charter for the year ended December 31, 1994, and the respective Quarterly Reports of Union and First Charter for the six months ended June 30, 1995; (iv) pro forma combined unaudited condensed balance sheets as of December 31, 1994 and June 30, 1995, pro forma combined statements of income for the year ended December 31, 1994, and the six months ended June 30, 1995; and (v) certain additional financial and operating information with respect to the respective business, operations and prospects of First Charter and Union as it deemed appropriate. Baxter Fentriss also (a) held discussions with members of the respective senior managements of First Charter and Union regarding the historical and current business operation, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stock of each of Union and First Charter; (c) compared the results of operations of Union and First Charter with those of certain banking companies that it deemed to be relevant; (d) analyzed the pro forma financial impact of the Merger on First Charter; (e) analyzed the pro forma financial impact of the Merger on Union; and (f) conducted such other studies, analyses, inquiries and examinations as Baxter Fentriss deemed appropriate.
                                       22

     In rendering its opinion to Union's Board of Directors, Baxter Fentriss performed a variety of financial analyses. In conducting its analyses and arriving at its opinion as expressed therein, Baxter Fentriss considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of First Charter and Union including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, returns on assets and equity, capitalization, the amount and type of nonperforming assets, the impact of holding certain non-earning real estate assets, the reserve for loan losses and possible tax consequences resulting from the transaction; (ii) the business prospects of First Charter and Union; (iii) the economies of First Charter's and Union's respective market areas; (iv) the respective historical and current markets for First Charter Common Stock and Union Common Stock; and (v) the nature and terms of certain other merger transactions that it believed to be relevant. Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in North Carolina and South Carolina (the "Carolinas").
     The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion:
          (a) STOCK PRICE HISTORY. Baxter Fentriss studied the respective histories of the trading prices and volume for Union Common Stock and First Charter Common Stock and compared that to publicly traded banks in the Carolinas and to the price offered by First Charter. As of June 30, 1995, Union's fully diluted book value was $5.06.
          (b) COMPARATIVE ANALYSIS. Baxter Fentriss compared the price to earnings multiple, price to book multiple, and price to assets multiple of the Exchange Ratio with other comparable merger transactions in the Carolinas after considering Union's nonperforming assets and other variables. The comparative multiples included both bank and thrift sales during the last three years. Of the 37 transactions listed over the last three years, the Union transaction ranked first in price to book multiple, fourth in price to assets multiple and sixth in price to earnings multiple.
          (c) PRO FORMA IMPACT. Baxter Fentriss considered the pro forma impact of the transaction and concluded the transaction should have a positive long-term impact on First Charter.
          (d) DISCOUNTED CASH FLOW ANALYSIS. Baxter Fentriss performed a discounted cash flow analysis to determine hypothetical present values for a share of Union Common Stock as a five-year and ten-year investment. Under this analysis, Baxter Fentriss considered various scenarios for the performance of Union's stock using (i) a range from 5% to 14% in the growth of Union's earnings and dividends and (ii) a range from 8x to 20x times earnings as the terminal value for Union's stock. A range of discount rates from 11% to 15% were applied to these alternative growth and terminal value scenarios. These ranges of discount rates, growth alternatives and terminal values were chosen based upon what Baxter Fentriss, in its judgment, considered to be appropriate taking into account, among other things, Union's past and current performance, the general level of inflation, and rates of return for fixed income and equity securities in the marketplace generally and for companies with similar risk profiles. In almost all of the scenarios considered, the present value of a share of Union Common Stock was calculated at less than the $15.38 in market value of the consideration to be received by Union shareholders calculated as of September 13, 1995. Thus, Baxter Fentriss' discounted cash flow analysis indicated that Union shareholders would be in a better financial position by receiving the First Charter Common Stock offered in the Merger rather than continuing to hold shares of Union Common Stock.
     Using publicly available information on First Charter and applying the capital guidelines of banking regulators, Baxter Fentriss' analysis indicated that the Merger would not seriously dilute the capital and earnings capacity of First Charter and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Baxter Fentriss considered the likely market overlap and the guidelines of the Federal Reserve Board with regard to market concentration and did not believe there to be an issue with regard to possible antitrust concerns.
     Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Baxter Fentriss has assumed that all estimates, including those as to possible economies of scale, were reasonably prepared by management and reflect their best current judgments. Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either Union or First Charter, and has not been furnished such an appraisal.
     Union has paid Baxter Fentriss $20,000 as compensation for Baxter Fentriss' rendering of its fairness opinion. Union has also agreed to reimburse Baxter Fentriss for its reasonable out-of-pocket expenses for its services. In addition, Union has agreed to pay Baxter Fentriss an additional $3,000 for each update of its fairness opinion, and Union has agreed to indemnify Baxter Fentriss against certain liabilities, including certain liabilities under federal securities laws. Baxter Fentriss is not affiliated with either First Charter or Union.
                                       23

EFFECT ON EMPLOYEE STOCK OPTIONS
     Options to purchase an aggregate of 626 shares of Union Common Stock were outstanding as of the record date for the Union Special Meeting. To the extent that shares of Union Common Stock are issued pursuant to the exercise of such options in accordance with their terms prior to the Effective Time, they will be converted into shares of First Charter Common Stock in the same manner as other shares of Union Common Stock. At the Effective Time, each option to purchase shares of Union Common Stock that has not expired and remains outstanding at the Effective Time shall be converted into and become rights with respect to First Charter Common Stock, and First Charter shall assume each such option in accordance with the terms of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each option to purchase Union Common Stock assumed by First Charter may be exercised solely for shares of First Charter Common Stock; (ii) the number of shares of First Charter Common Stock subject to each such option will be equal to the number of shares of Union Common Stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio (with cash to be paid in lieu of any resulting fraction of a share of First Charter Common Stock at the time of exercise); and (iii) the per share exercise price under each such option will be adjusted by dividing the per share exercise price by the Exchange Ratio and rounding down to the nearest cent.
CONDITIONS TO THE MERGER
     The Merger will occur only if the Agreement and the transactions contemplated thereby are approved by the requisite votes of the shareholders of First Charter and the shareholders of Union. Consummation of the Merger is further subject to the satisfaction of certain other conditions, unless waived, to the extent legally permitted. Such conditions include (i) the receipt of all required governmental approvals, provided that such approvals shall not have imposed any condition that in the judgment of First Charter would restrict it or its subsidiaries or any of its affiliates in its respective spheres of operations and business activities after the Effective Time; (ii) the continuing effectiveness under the Securities Act of the Registration Statement for the First Charter Common Stock issuable to holders of Union Common Stock upon consummation of the Merger; (iii) the absence of any active litigation which seeks any order, decree or injunction of a court or agency of competent jurisdiction to enjoin or prohibit the consummation of the Merger; (iv) the receipt of an opinion of counsel to First Charter to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, and that no gain or loss will be recognized by the shareholders of Union to the extent they receive solely First Charter Common Stock in exchange for their shares of Union Common Stock in the Merger; (v) the absence of a material adverse change in the various representations and warranties made by either party in the Agreement, unless waived by the other party; (vi) the receipt by First Charter of an opinion of KPMG Peat Marwick LLP, independent accountants for First Charter, that the Merger qualifies for pooling of interests accounting treatment; (vii) the performance by each party of its various obligations under the Agreement, unless waived by the other party;
(viii) the receipt by First Charter of an opinion of counsel to Union, in form satisfactory to First Charter, as to certain matters regarding the
Merger; and (ix) the receipt by Union of an opinion of counsel to First
Charter, in form satisfactory to Union, as to certain matters regarding the Merger. See "THE MERGER -- Modification, Waiver and Termination," " -- Certain Federal Income Tax Consequences," " -- Accounting Treatment" and " -- Bank Regulatory Matters."
     In addition, unless waived, each party's obligation to effect the Merger is subject to the receipt of certain closing certificates and documents from the other party. No assurances can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so.
CONDUCT OF BUSINESS PRIOR TO THE MERGER
     In the Agreement, Union has agreed, except as otherwise contemplated by the Agreement, to conduct its business only in the usual, regular and ordinary course consistent with past practice and to use its best efforts to preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees. In addition, Union has agreed that it will not, without the prior written consent of First Charter:
     (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness, it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the ordinary course of business consistent with past practice;
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
     (b) adjust, split, combine or reclassify any capital stock or otherwise make any change with respect to its authorized capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except pursuant to the exercise of Union options outstanding as of September 13, 1995 and pursuant to the Stock Option Agreement;
     (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person;
     (d) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;
     (e) enter into or terminate any contract or agreement involving annual payments in excess of $1,000 and which cannot be terminated without penalty upon 30 days notice, or make any change in, or extension of, any of its leases or contracts involving annual payments in excess of $1,000 and which cannot be terminated without penalty upon 30 days notice;
     (f) increase or modify in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or accelerate the vesting of any stock options or other stock-based compensation, provided that the foregoing shall not prevent the continued accrual and payment in the ordinary course of benefits under Union's existing cash incentive bonus plan for key employees and that Union may put in effect regularly scheduled salary increases which are either (A) approved in advance by First Charter or (B) consistent with the budgets for Union which have been approved by First Charter;
     (g) take any action, or refrain from taking any action, that would prevent or impede the Merger from qualifying as a reorganization within the meaning of
Section 368 of the Code or from qualifying for pooling-of-interests accounting treatment;
     (h) settle any claim, action or proceeding involving the payment of money damages in excess of an amount which, together with all other claims, actions or proceedings previously settled, exceeds $20,000;
     (i) amend its Articles of Incorporation or its bylaws;
     (j) fail to maintain its regulatory agreements, material licenses and permits or to file in a timely fashion all Federal, state, local and foreign tax returns;
     (k) make any capital expenditures of more than $10,000 individually or $25,000 in the aggregate;
     (l) fail to maintain its benefit plans or timely make all contributions or accruals required thereunder in accordance with generally accepted accounting principles applied on a consistent basis;
     (m) agree to, or make any commitment to, take any of the foregoing actions; or
     (n) (A) initiate, encourage or solicit, directly or indirectly, or permit its officers, directors and employees and any investment banker, attorney, accountant or other agent retained by it to initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer (an "Acquisition Proposal") to acquire all or any significant part of the business and properties or capital stock of Union or its subsidiary, whether by merger, consolidation or other business combination, purchase of securities or assets, tender offer or exchange offer or otherwise, or initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal or (B) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, an Acquisition Proposal or (C) enter into any agreements to effect an Acquisition Proposal.
MODIFICATION, WAIVER AND TERMINATION
     The Agreement provides that First Charter may at any time change the method of its acquisition of Union if and to the extent that it deems such a change desirable. In no case, however, may any such change (i) alter or change the amount or kind of consideration to be received by Union shareholders under the Agreement; (ii) adversely affect the tax treatment to Union shareholders of the receipt of such consideration; (iii) take the form of an asset purchase agreement; (iv) effect an acquisition
                                       25
in which Union shall not continue to operate as a separate banking corporation immediately following the Effective Time; or (v) alter or change certain employment arrangements to be provided to certain officers of Union. See "THE MERGER -- General," " -- Certain Federal Income Tax Consequences" and
" -- Interests of Certain Persons in the Merger."
     The Agreement also provides that it may be amended by a subsequent writing signed by each party. However, the provision relating to the manner or basis in which shares of Union Common Stock will be exchanged in the Merger may not be amended after the First Charter Special Meeting and the Union Special Meeting without any requisite approval of the holders of the issued and outstanding shares of First Charter Common Stock or Union Common Stock entitled to vote thereon, as the case may be.
     The Agreement further provides that each party may waive any of the conditions precedent to its obligations to consummate the Merger, to the extent legally permitted. Neither of the parties intends, however, to waive any conditions of the Merger if such waiver would, in the judgment of the waiving party, have a material adverse effect on its shareholders.
     The Agreement further provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by mutual written consent of the Boards of Directors of each of First Charter and Union; (ii) by the respective Board of Directors of either First Charter or Union if the Effective Time has not occurred by June 30, 1996; (iii) by the Board of Directors of First Charter if the Federal Reserve Board, the FDIC or the Banking Commission has approved the Merger subject to conditions that in the judgment of First Charter would restrict its operations or business activities after the Effective Time;
(iv) by the respective Board of Directors of either First Charter or Union pursuant to notice in the event of a breach or failure by the other party that is material in the context of the transactions contemplated by the Agreement of any representation, warranty, covenant or agreement contained therein which has not been, or cannot be, cured within 30 days after written notice of such breach is given; (v) by the Board of Directors of Union if the average of the daily closing price of First Charter Common Stock as reported on the NASDAQ National Market for the twenty consecutive trading days ending the date that is four business days prior to the Effective Time shall be less than $14.00 (unless the change in such average price is directly attributable to an increase, decrease or change in the number of outstanding shares of First Charter Common Stock due to a recapitalization, reclassification, stock dividend, stock split or reverse stock split); or (vi) by the Board of Directors of First Charter if it determines that either (A) the shareholders' equity of Union is less than reported in the consolidated balance sheet of Union as June 30, 1995 or (B) that the loan portfolio of Union presents a risk of noncollectibility unacceptable to First Charter.
CERTAIN FEDERAL INCOME TAX CONSEQUENCES
     Smith Helms Mulliss & Moore, L.L.P., counsel to First Charter, has delivered to First Charter and Union its opinion that, under Federal law as currently in effect, (a) the proposed Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Code; (b) no gain or loss will be recognized by the shareholders of Union on the exchange of their shares of Union Common Stock for shares of First Charter Common Stock pursuant to the terms of the Merger to the extent of such exchange; (c) the Federal income tax basis of the First Charter Common Stock for which shares of Union Common Stock are exchanged pursuant to the Merger will be the same as the basis of such shares of Union Common Stock exchanged therefor (less any proportionate part of such basis allocable to any fractional interest in any share of First Charter Common Stock); (d) the holding period of First Charter Common Stock for which shares of Union Common Stock are exchanged will include the period that such shares of Union Common Stock were held by the holder, provided such shares were capital assets of the holder; (e) the receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by First Charter, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the Union Common Stock surrendered, which gain or loss will be capital gain or loss if the Union Common Stock was a capital asset in the hands of the shareholder; and (f) cash received by shareholders of Union upon the exercise of dissenters' appraisal rights will be treated as having been received in payment for such Union Common Stock surrendered, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the Union Common Stock surrendered, which gain or loss shall be capital gain or loss if the Union Common Stock was a capital asset in the hands of a shareholder.
     THE FOREGOING IS A SUMMARY OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER UNDER THE CODE AND IS FOR GENERAL INFORMATION ONLY. IT DOES NOT INCLUDE CONSEQUENCES OF STATE, LOCAL OR OTHER TAX LAWS OR SPECIAL CONSEQUENCES TO PARTICULAR SHAREHOLDERS HAVING SPECIAL SITUATIONS. SHAREHOLDERS OF UNION SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND TAX CONSEQUENCES OF SUBSEQUENT SALES OF FIRST CHARTER COMMON STOCK.
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
MANAGEMENT AND OPERATIONS AFTER THE MERGER
     Following the Merger, it is expected that the Board of Directors of First Charter will comprise 18 persons, consisting of all the current members of the Board of Directors of First Charter plus H. Clark Goodwin, currently President, Chief Executive Officer and Director of Union, Frank H. Hawfield, Jr., currently Chairman of Union, and James B. Fincher and Dr. Jerry E. McGee, each currently a Director of Union. In addition, it is expected that Mr. Goodwin shall also become a member of the Executive Committee of the Board of Directors of First Charter following the Effective Time. Additional information regarding the existing management of First Charter, as well as the management of First Charter following the Merger, is contained in the various documents incorporated herein by reference. See "INFORMATION ABOUT FIRST CHARTER -- Management and Additional Information" and "INFORMATION ABOUT UNION -- Management and Additional Information."
     Also following the Merger, it is expected that the Board of Directors of Union will comprise 17 persons, consisting of all the current members of the Board of Directors of Union plus Lawrence M. Kimbrough, currently President, Chief Executive Officer and Director of First Charter, and J. Roy Davis, Jr., currently Chairman of First Charter.
     Following the Merger and for an unspecified period of time in the future, First Charter intends to operate Union as a separate state banking subsidiary under the name "Bank of Union."
INTERESTS OF CERTAIN PERSONS IN THE MERGER
     As of the record date for the Union Special Meeting, the directors and executive officers of Union and their affiliates beneficially owned an aggregate
of             shares, or       % of the outstanding shares, of Union Common
Stock and are expected to beneficially own       % of the shares of First
Charter Common Stock outstanding immediately following the Effective Time. Such number of shares of Union Common Stock reported as beneficially owned does not include 626 shares subject to outstanding options held by James T. Mathews, Jr., Senior Vice President of Union. For information relating to the treatment in the Merger of options to purchase Union Common Stock, see "THE MERGER -- Effect on Employee Stock Options." As discussed therein, all options to purchase Union Common Stock outstanding at the Effective Time will be converted into rights with respect to First Charter Common Stock and otherwise will remain subject to the terms, including vesting schedules, of such options. Accordingly, the value realizable upon exercise or conversion of such securities by the holders thereof will depend upon the price of First Charter Common Stock at the time of such exercise or conversion. Mr. Matthews' options are not currently exercisable. As a result of the Merger, however, such options will vest immediately prior to the Effective Time.
     Each of the directors of Union has executed the Agreement and, by his execution thereof, has agreed to vote all shares of Union Common Stock beneficially owned by him in favor of the Agreement and the transactions contemplated thereby. As of the record date for the Union Special Meeting, such
persons beneficially owned an aggregate of             shares, or       %, of
the Union Common Stock.
     Pursuant to the Agreement, First Charter has agreed to use its reasonable efforts to maintain Union's existing directors' and officers' liability insurance, with respect to claims arising from facts or events that occurred prior to the Effective Time, for a period of three years after the Effective Time. At its option, however, First Charter may substitute policies providing at least comparable coverage containing terms and conditions substantially no less favorable than those in effect on such date or, with the consent of Union, any other policy. Furthermore, in connection with such continuation of insurance coverage First Charter is not obligated to make annual premium payments which exceed $20,000. In lieu of maintaining such insurance coverage, First Charter may agree to indemnify such covered persons against liabilities arising out of acts or omissions occurring at or prior to the Effective Time.
     In addition, First Charter has agreed to provide certain additional benefits to each of Messrs. H. Clark Goodwin, President and Chief Executive Officer of Union, David C. McGuirt, Executive Vice President of Union, and James
T. Mathews, Jr., Senior Vice President of Union. In particular, First Charter has agreed to grant, pursuant to its Comprehensive Stock Option Plan, to each of Messrs. Goodwin, McGuirt and Mathews an option to purchase 15,000, 8,000 and 5,000 shares, respectively, of First Charter Common Stock at the market price as of the Effective Time. The options each will become exercisable in equal increments over five years, beginning six months from the date of grant. The term of all such options will be ten years, subject to normal provisions of the Comprehensive Stock Option Plan regarding retirement, disability and other matters.
     First Charter has also agreed that Messrs. Goodwin and McGuirt will be eligible to participate in the First Charter Executive Incentive Compensation Plan (the "Incentive Compensation Plan") on the same terms and conditions as other
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
participants. For purposes of the amount of the bonus pool established for each of Messrs. Goodwin and McGuirt, Mr. Goodwin will participate at 30% of current annual base salary and Mr. McGuirt will participate at 20% of current annual base salary. The individual goals of Messrs. Goodwin and McGuirt under the Incentive Compensation Plan for purposes of payment of the non-discretionary portion of the incentive will be based on the annual performance plan for Union as agreed to by Union and the Board of Directors of First Charter.
     First Charter has also agreed to continue to fund the current life insurance-based, supplementary retirement benefit for each of Messrs. Goodwin and McGuirt through their respective normal retirement dates at the current annual premium levels of $7,800 and $5,556, respectively.
     First Charter has also agreed that Union will provide automobiles to each of Messrs. Goodwin and McGuirt through the term of their employment contracts. The existing policies of Union regarding such automobiles shall be applicable. Union will continue to reimburse Messrs. Goodwin and McGuirt for dues for Rolling Hills Country Club (and, in the case of Mr. Goodwin, The Charlotte City Club and The Tower Club) through their respective normal retirement dates. Messrs. Goodwin and McGuirt will be entitled to 20 days of paid vacation each calendar year and will be entitled to attend conventions and meetings of various state and national associations in line with the established practices of Union. First Charter will make appropriate current or deferred compensation adjustments for Messrs. Goodwin and/or McGuirt if it is determined that their respective entitlements under the First Charter Retirement Saving Plan are less than the Union Retirement Plan as the result of the "age-weighted" formula used under that plan. First Charter also has agreed to attempt to secure continuing dependent coverage under First Charter's group medical plan for Mr. Goodwin's spouse following his retirement, at Mr. Goodwin's expense.
STOCK OPTION AGREEMENT BETWEEN FIRST CHARTER AND UNION
     THE FOLLOWING DESCRIPTION OF THE OPTION AND THE STOCK OPTION AGREEMENT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE STOCK OPTION AGREEMENT, WHICH IS ATTACHED AS AN EXHIBIT TO FIRST CHARTER'S CURRENT REPORT ON FORM 8-K FILED SEPTEMBER 22, 1995 AND IS INCORPORATED HEREIN BY REFERENCE.
     Following execution of the Agreement, First Charter and Union entered into the Stock Option Agreement whereby Union granted to First Charter the Option to purchase up to 436,261 shares of Union Common Stock, subject to certain adjustments, at an exercise price of $9.00 per share. Union granted First Charter the Option as a condition of and in consideration of First Charter's entering into the Agreement. The Option Shares, if issued, would represent approximately 19.9% of the Union Common Stock issued and outstanding, without giving effect to the issuance of any shares pursuant to an exercise of the Option. The number of Option Shares subject to the Option will be increased to the extent that Union issues additional shares of Union Common Stock (otherwise than pursuant to an exercise of the Option), such that the number of Option Shares continues to equal 19.9% of the Union Common Stock then issued and outstanding, without giving effect to the issuance of Option Shares pursuant to an exercise of the Option.
     First Charter may exercise the Option, in whole or in part, subject to regulatory approval, at any time within 30 days (subject to extension as provided in the Stock Option Agreement) after both an "Initial Triggering Event" and a "Subsequent Triggering Event" that occurs prior to termination of the Option. An "Initial Triggering Event" is defined as the occurrence of any of the following events:
          (i) Union or any subsidiary of Union, without having received First Charter's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (hereinafter defined) with any person or group other than First Charter or any of its subsidiaries, or Union's Board of Directors shall have recommended that its shareholders approve or accept any Acquisition Transaction other than as contemplated by the Agreement or the Option Agreement. For purposes of the Option Agreement, "Acquisition Transaction shall mean (x) a merger or consolidation, or any similar transaction, involving Union or any significant subsidiary of Union, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Union or any significant subsidiary of Union or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Union or any significant subsidiary of Union;
          (ii) any person or group other than First Charter, any subsidiary of First Charter or any subsidiary of Union acting in a fiduciary capacity shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Union Common Stock;
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
          (iii) the shareholders of Union shall not have approved the transactions contemplated by the Agreement at the Union Special Meeting or any adjournment thereof, or such meeting shall not have been held or shall have been cancelled prior to termination of the Agreement, in either case after Union's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or modify or interest in withdrawing or modifying) its recommendation that the shareholders of Union approve the transactions contemplated by the Agreement, or Union or any of its subsidiaries, without having received First Charter's prior written consent, shall have authorized, recommended, or proposed (or publicly announced its intention to authorize, recommend or propose or its interest in authorizing, recommending or proposing) an agreement to engage in an Acquisition Transaction, with any person other than First Charter or any of its subsidiaries;
          (iv) any person or group other than First Charter or any subsidiary of First Charter shall have made a bona fide proposal to Union or its shareholders to engage in an Acquisition Transaction;
          (v) Union shall have willfully breached any covenant or obligation contained in the Agreement in anticipation of engaging in an Acquisition Transaction, and such breach would entitle First Charter to terminate the Agreement; or
          (vi) any person or group other than First Charter or any subsidiary of First Charter, other than in connection with a transaction to which First Charter has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, the FDIC or other Federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.
     "Subsequent Triggering Event" is defined as either (A) the acquisition by any person or group of beneficial ownership of 25% or more of the then outstanding Union Common Stock; or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage reference in subclause (z) thereof shall be 25%.
     The Option terminates (i) at the Effective Time of the Merger; (ii) upon termination of the Agreement in accordance with the provisions thereof if the termination occurs prior to the occurrence of an Initial Triggering Event or
(iii) twelve months after termination of the Agreement if the termination occurs following the occurrence of an Initial Triggering Event. Such 12-month period may be extended in certain circumstances involving regulatory approvals or the necessity to avoid liability pursuant to Section 16(b) of the Exchange Act.
     Following the occurrence of a Subsequent Triggering Event and prior to termination of the Option, subject to regulatory approval, Union is required, upon request, to repurchase the Option and/or the Option Shares from the holder at a specified price.
     In the event that prior to termination of the Option, Union enters into an agreement (i) to consolidate with or merge into any entity other than First Charter or one of its subsidiaries and is not the continuing or surviving corporation of such consolidation or merger, (ii) to permit any entity other than First Charter or one of its subsidiaries to merge into Union with Union as the continuing or surviving corporation, but in connection therewith the then outstanding shares of Union Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of Union Common Stock after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company or
(iii) to sell or otherwise transfer all or substantially all of its assets or deposits or the assets or deposits of any significant subsidiary to any person other than First Charter or one of its subsidiaries, then the agreement governing such transaction must make proper provision so that the Option shall, upon consummation of such transaction, be converted into or exchanged for an option (a "Substitute Option"), at the holder's option, either of the continuing or surviving corporation of a merger or a consolidation or the transferee of all or substantially all of Union's assets, or of the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula set forth in the Stock Option Agreement. To the extent possible, the Substitute Option will contain other terms and conditions that are the same as those in the Option. Subject to regulatory approval, the issuer of a Substitute Option will be required to repurchase such option at the request of the holder thereof and to repurchase any shares of such issuer's common stock issued upon exercise of a Substitute Option at the request of the owner thereof, in each case at a specified price.
     To the best of First Charter's and Union's knowledge, no event giving rise to the exercise of the Option has occurred as of the date of this Joint Proxy Statement-Prospectus.
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
DISSENTERS' RIGHTS OF SHAREHOLDERS
     FIRST CHARTER. Pursuant to North Carolina law, holders of First Charter Common Stock who object to the Merger will not be entitled to dissenters' appraisal rights.
     UNION. Article 13 of the NCBCA gives any shareholder of Union who objects to the Merger and who complies with the provisions of Article 13 the right to receive a cash payment from Union for the "fair value," immediately before the Effective Time, of his Union Common Stock, subject only to the surrender by him of certificates representing his shares. Any such payment may be higher or lower than the value of the per share consideration paid in the Merger.
     To exercise the right to object to the Merger, a shareholder must give to Union, prior to the vote taken at the Union Special Meeting, a written notice of such shareholder's intent to demand payment for shares of Union Common Stock. A shareholder who wishes to object to the Merger must not vote any shares in favor of the Agreement and the transactions contemplated thereby. If the Agreement and the transactions contemplated thereby are approved at the Union Special Meeting, then not later than 10 days after the Effective Time Union must notify all objecting shareholders who did not vote in favor of the Agreement and the transactions contemplated thereby and gave timely notice of intent to demand payment of the time within which they must make a demand for payment of the fair value of their shares of Union Common Stock. Not sooner than 30 nor later than 60 days after such notice, each shareholder receiving the notice must make demand upon Union for payment of the fair value of his shares and must deposit his shares with Union. As of the Effective Time, or upon receipt of payment demand, Union shall offer to each objecting shareholder who demands payment the amount Union estimates to be the fair value of the shareholder's shares, plus interest accrued from the Effective Time to the date of payment, and Union shall pay this amount to each objecting shareholder who agrees in writing to accept it in full satisfaction of his demand. If Union and the shareholder do not agree upon a value to be paid, the shareholder may notify Union in writing within 30 days after receiving Union's offer of payment of his own estimate of the fair value of his shares and the amount of interest due. If a demand for payment remains unsettled after such notification, the shareholder may commence an appraisal proceeding by filing an action within 60 days after such notification in the Superior Court of Union County, North Carolina, where Union has its principal place of business. Upon service upon it of the filing of such an action, Union must pay to the shareholder the amount offered to the objecting shareholder. After the Effective Time, no current shareholder of Union will have any rights as a shareholder of Union including, without limitation, any right to vote or to receive dividends or liquidating distributions, other than the right to receive First Charter Common Stock in consideration of the Merger. NEITHER A VOTE AGAINST THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY NOR THE FAILURE TO VOTE WILL CONSTITUTE A PROPER WRITTEN OBJECTION. If proper and timely written objection to the Merger is given by a shareholder, a failure to vote against the Agreement and the transactions contemplated thereby will not constitute a waiver of his right to dissent and demand the fair value of his shares. A vote by a shareholder to approve the Agreement and the transactions contemplated thereby terminates his right to object under the statute.
     Any objections to the Merger or demands for payment should be mailed to Bank of Union, 201 North Charlotte Avenue, Monroe, North Carolina 28112,
Attention: Secretary. All proper objections or demands must be received by Union on or prior to the date on which they are required to be delivered.
     Except as may be required by law or ordered by a court of proper jurisdiction, Union will not pay fees of counsel or other expenses incurred by objecting shareholders.
     Shareholders of First Charter do not have dissenters' rights with respect to the Merger.
     REFERENCE IS MADE TO APPENDIX D INCLUDED HEREWITH FOR THE COMPLETE TEXT OF
ARTICLE 13 OF THE NCBCA RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS. STATEMENTS MADE IN THIS JOINT PROXY STATEMENT-PROSPECTUS SUMMARIZING THOSE SECTIONS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO APPENDIX D. THE PROVISIONS OF THE STATUTES ARE TECHNICAL IN NATURE AND COMPLEX. IT IS SUGGESTED THAT ANY SHAREHOLDER WHO DESIRES TO AVAIL HIMSELF OR HERSELF OF HIS OR HER RIGHT TO OBJECT TO THE AGREEMENT CONSULT COUNSEL. FAILURE TO COMPLY WITH THE PROVISIONS OF THE STATUTE MAY DEFEAT A SHAREHOLDER'S RIGHT TO DISSENT. ACCOUNTING TREATMENT
     Consummation of the Merger is conditioned upon the receipt by First Charter of an opinion from KPMG Peat Marwick LLP, First Charter's independent public accountants, to the effect that the Merger qualifies for pooling-of-interests accounting treatment if consummated in accordance with the Agreement. First Charter and Union have agreed to use their best efforts to cause the Merger to qualify for pooling-of-interests treatment by First Charter.
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     Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of First Charter and Union will be combined at the Effective Time and carried forward at their previously recorded amounts, and the shareholders' equity accounts of Union and First Charter will be combined on First Charter's consolidated balance sheet and no goodwill or other intangible assets will be created. Financial statements of First Charter issued after the Merger will be restated retroactively to reflect the consolidated operations of First Charter and Union as if the Merger had taken place prior to the periods covered by such financial statements.
     The unaudited pro forma financial information contained in this Joint Proxy Statement-Prospectus has been prepared using the pooling-of-interests accounting method to account for the Merger. See "SUMMARY -- Comparative Unaudited Per Share Information" and " -- Selected Financial Information" and "PRO FORMA CONDENSED FINANCIAL INFORMATION."
BANK REGULATORY MATTERS
     FEDERAL RESERVE BOARD. The Merger is subject to prior approval by the Federal Reserve Board under the BHCA. The BHCA requires the Federal Reserve Board, when approving a transaction such as the Merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve Board will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction.
     The BHCA prohibits the Federal Reserve Board from approving a merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of a merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve Board must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions.
     Applicable Federal law provides for the publication of notice and public comment on the application and authorizes the Federal Reserve Board to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.
     The Merger generally may not be consummated until the 30th day following the date of approval by the Federal Reserve Board (or in certain circumstances the 15th day), during which time the United States Department of Justice (the "Department of Justice") may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically ordered otherwise. First Charter and Union believe that the Merger does not raise substantial antitrust concerns.
     FDIC. The Merger also is subject to prior approval by the FDIC. Under applicable Federal law, the FDIC also must take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. The FDIC is prohibited from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the FDIC finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Furthermore, the FDIC will not approve the Merger if it determines in its judgment that the resulting institution will fail to meet existing capital standards, continue with unsatisfactory management, or that the resulting institution's earnings prospects, both in terms of quantity and quality, are weak, doubtful or suspect. In making such determination, the FDIC will focus particular attention on the adequacy of the provision for loan losses. In addition, under the CRA, the FDIC must take into account the record of performance of the existing institutions, as well as the projected performance of the resulting institution, in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by such institutions.
     Applicable Federal law provides for the publication of notice and public comment on the application and authorizes the FDIC to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.
                                       31

     The Merger generally may not be consummated until the 30th day (or in certain circumstances the 15th day) following the date of approval by the FDIC, during which time the Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the FDIC's approval unless a court specifically ordered otherwise.
     NORTH CAROLINA BANKING COMMISSION. The organization of Interim Bank and the Merger are subject to the approval of the Banking Commission.
     STATUS OF REGULATORY APPROVALS AND OTHER INFORMATION. First Charter and Union have filed all applications and notices and have taken (or will take) other appropriate action with respect to any requisite approvals or other action of any governmental authority. The Agreement provides that the obligation of First Charter to consummate the Merger is conditioned upon the receipt of all requisite regulatory approvals, including the approvals of the Federal Reserve Board, the FDIC and the Banking Commission. There can be no assurance that any governmental agency will approve or take any other required action with respect to the Merger, and, if approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to abandon the Merger or that no action will be brought challenging such approvals or action, including a challenge by the Department of Justice or, if such a challenge is made, the result thereof.
     First Charter and Union are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, First Charter and Union currently contemplate that such approval or action would be sought. There can be no assurance, however, that any such approval or action, if needed, could be obtained and would not be conditioned in a manner that would cause the parties to abandon the Merger.
     See "THE MERGER -- Effective Time of the Merger," " -- Conditions to the Merger" and " -- Modification, Waiver and Termination."
RESTRICTIONS ON RESALES BY AFFILIATES
     The shares of First Charter Common Stock to be issued to shareholders of Union in the Merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Union as that term is defined under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of Union at the time this Joint Proxy Statement-Prospectus is first distributed to the shareholders of Union will, under existing law, require either (a) the further registration under the Securities Act of the shares of First Charter Common Stock to be transferred, (b) compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances) or (c) the availability of another exemption from registration. An "affiliate" of Union, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Union. The foregoing restrictions are expected to apply to the directors, executive officers and the holders of 10% or more of the Union Common Stock (and to certain relatives or the spouse of any such person and any trusts, estates, corporations or other entities in which such persons have a 10% or greater beneficial or equity interest). Stop transfer instructions will be given by First Charter to the transfer agent with respect to the First Charter Common Stock to be received by persons subject to the restrictions described above, and the certificates for such stock will be appropriately legended. Those individuals identified by Union as affiliates of Union have entered into agreements that they will not make any further sales of shares of First Charter Common Stock received upon consummation of the Merger, except in compliance with the applicable provisions of the Securities Act.
DIVIDEND REINVESTMENT PLAN
     First Charter has a dividend reinvestment plan that provides, for those shareholders who elect to participate, that dividends on First Charter Common Stock will be used to purchase on a quarterly basis either original issue shares or shares in the open market at the market value of First Charter Common Stock. The plan also permits participants to invest in additional shares of First Charter Common Stock on a quarterly basis, through optional cash payments not to exceed $2,500 per quarter, at the then-current market price of such stock at the time of purchase. Only shareholders of record are entitled to participate in the dividend reinvestment plan; accordingly, shares held in "street name" generally may not be included in the dividend reinvestment plan. It is anticipated that First Charter will continue its dividend reinvestment plan and that shareholders of Union who receive shares of First Charter Common Stock in the Merger will have the right to participate therein.
                                       32

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS
MARKET PRICES
     First Charter Common Stock is reported on The NASDAQ Stock Market as a NASDAQ National Market security under the trading symbol "FCTR."As of September 30, 1995, First Charter Common Stock was held of record by approximately persons. The following table sets forth the high and low sales prices of the First Charter Common Stock as reported on The NASDAQ Stock Market for the periods indicated. The prices for First Charter Common Stock have been adjusted to reflect a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994.
     Union Common Stock is traded in the over-the-counter market and is listed in the National Daily Quotation Service "Pink Sheets." As of September 30, 1995,
Union Common Stock was held of record by approximately             persons. The
following table sets forth the high and low bid prices for Union Common Stock for the indicated periods based on information obtained by Union from financial newspapers. Such prices may reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The prices for Union Common Stock have been adjusted to reflect 5% stock dividends declared in the fourth quarter of each of 1993 and 1994.

                                                                                            FIRST CHARTER         UNION BID
                                                                                             SALES PRICES          PRICES
                                                                                            HIGH      LOW       HIGH      LOW
Year Ended December 31, 1993:
  First Quarter.........................................................................   $ 9.19    $ 6.75    $ 4.31    $3.63
  Second Quarter........................................................................    10.13      8.44      3.86     3.63
  Third Quarter.........................................................................    10.31      9.56      4.54     3.86
  Fourth Quarter........................................................................    11.44      9.75      5.00     4.76
Year Ended December 31, 1994:
  First Quarter.........................................................................    12.94     11.06      5.71     5.00
  Second Quarter........................................................................    14.63     12.56      5.71     5.71
  Third Quarter.........................................................................    15.00     13.88      6.67     5.71
  Fourth Quarter........................................................................    15.50     14.44      7.00     7.00
Year Ending December 31, 1995:
  First Quarter.........................................................................    15.25     14.50      7.38     7.00
  Second Quarter........................................................................    19.25     14.50      8.00     7.38
  Third Quarter.........................................................................    21.25     18.50     12.50     8.25
  Fourth Quarter (through            )..................................................

DIVIDENDS
     The following table sets forth dividends declared per share of First Charter Common Stock for the periods indicated. Such amounts have been adjusted to reflect a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994. Union has not paid any cash dividends during the periods indicated. The ability of either First Charter or Union to pay dividends to its shareholders is subject to certain restrictions. See "INFORMATION ABOUT FIRST CHARTER -- Supervision and Regulation" and "INFORMATION ABOUT UNION -- Supervision and Regulation."

                                                                                           FIRST CHARTER
                                                                                             DIVIDENDS
Year Ended December 31, 1993:
  First Quarter.........................................................................      $ 0.075
  Second Quarter........................................................................        0.075
  Third Quarter.........................................................................        0.075
  Fourth Quarter........................................................................        0.083
Year Ended December 31, 1994:
  First Quarter.........................................................................        0.090
  Second Quarter........................................................................        0.090
  Third Quarter.........................................................................        0.100
  Fourth Quarter........................................................................        0.130
Year Ending December 31, 1995:
  First Quarter.........................................................................        0.130
  Second Quarter........................................................................        0.130
  Third Quarter.........................................................................        0.130
  Fourth Quarter (through             ).................................................

                   PRO FORMA CONDENSED FINANCIAL INFORMATION
                                  (UNAUDITED)
     The following unaudited Pro Forma Condensed Financial Information and explanatory notes are presented to show the impact on the historical financial position and results of operations of First Charter of the proposed Merger. The Merger is reflected in the Pro Forma Condensed Financial Information under the pooling-of-interests method of accounting. See "THE MERGER -- Accounting Treatment."
     The Pro Forma Condensed Balance Sheet is based on the assumption that the Merger was consummated on June 30, 1995, and the Pro Forma Condensed Statements of Income are based on the assumption that the Merger was consummated at the beginning of each period presented.
     The unaudited Pro Forma Condensed Financial Information should be read in conjunction with the historical financial statements and notes thereto of First Charter and of Union incorporated by reference herein. The pro forma information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.
                                       35

                       PRO FORMA CONDENSED BALANCE SHEET
                                  (UNAUDITED)

                                                                                            AT JUNE 30, 1995
                                                                                                                    PRO FORMA
                                                                                                                  FIRST CHARTER
                                                                          FIRST                   PRO FORMA         AND UNION
                                                                         CHARTER      UNION      ADJUSTMENTS        COMBINED
                                                                                         (DOLLARS IN THOUSANDS)
ASSETS
Cash and due from banks...............................................   $ 17,342    $ 10,663      $                $  28,005
Federal Funds sold....................................................      7,147       2,565                           9,712
Securities available for sale:
  U.S. Government obligations.........................................     11,702         508                          12,210
  U.S. Government agency obligations..................................     15,996       3,057                          19,053
  Mortgage-backed securities..........................................      2,617       2,469                           5,086
  State and municipal obligations, nontaxable.........................        306          --                             306
  Other...............................................................      4,350          --         (555)(1)          3,795
       Total securities available for sale............................     34,971       6,034         (555)            40,450
Investment securities:
  U.S. Government obligations.........................................         --       7,959                           7,959
  U.S. Government agency obligations..................................         --      10,298                          10,298
  Mortgage-backed securities..........................................     13,403         626                          14,029
  State and municipal obligations, nontaxable.........................     36,038       7,175                          43,213
       Total investment securities....................................     49,441      26,058                          75,499
Loans.................................................................    219,601      86,354                         305,955
  Less: Unearned income...............................................       (304)         --                            (304)
         Allowance for loan losses....................................     (2,906)     (1,547)                         (4,453)
       Loans, net.....................................................    216,391      84,807                         301,198
Premises and equipment, net...........................................      7,865       1,571                           9,436
Other assets..........................................................      4,440       1,889           64(1)           6,393
       Total assets...................................................   $337,597    $133,587      $  (491)         $ 470,693
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits, domestic:
  Noninterest-bearing.................................................   $ 48,543    $ 19,452      $                $  67,995
  Interest-bearing....................................................    231,024      97,406                         328,430
       Total deposits.................................................    279,567     116,858                         396,425
Short-term borrowings.................................................     15,942       4,574                          20,516
Other liabilities.....................................................      2,286       1,062                           3,348
       Total liabilities..............................................    297,795     122,494                         420,289
SHAREHOLDERS' EQUITY
First Charter Common Stock -- $5 par value; authorized, 10,000,000
  shares; issued and outstanding, 4,633,641 shares....................     23,168          --        7,961(2)          31,129
Union Common Stock -- $1.25 par value; authorized, 6,000,000 shares;
  issued and outstanding, 2,192,270 shares............................         --       2,740       (2,740)(1,2)           --
Additional paid-in capital............................................         42       5,062       (5,104)(1,2)           --
Unrealized gain (loss) on securities available for sale...............        702         (38)        (100)(1)            564
Retained earnings.....................................................     15,890       3,329         (508)(2)         18,711
       Total shareholders' equity.....................................     39,802      11,093         (491)            50,404
       Total liabilities and shareholders' equity.....................   $337,597    $133,587      $  (491)         $ 470,693

See Notes to Pro Forma Condensed Financial Information.
                                       36

                    PRO FORMA CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                          FOR THE SIX MONTHS            FOR THE YEARS
                                                                            ENDED JUNE 30,           ENDED DECEMBER 31,
                                                                           1995       1994       1994       1993       1992
                                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest and fees on loans.............................................   $14,038    $10,463    $22,940    $19,295    $19,116
Interest on investments and securities.................................     3,693      3,338      7,021      6,709      6,670
Other interest.........................................................        30          9         --         --         --
       Total interest income...........................................    17,761     13,810     29,961     26,004     25,786
Interest on deposits...................................................     6,545      4,536      9,882      9,124     10,592
Interest on borrowings.................................................       513        233        666        234        207
       Total interest expense..........................................     7,058      4,769     10,548      9,358     10,799
       Net interest income.............................................    10,703      9,041     19,413     16,646     14,987
Provision for loan losses..............................................       480        332        839        835        942
       Net interest income after provision for loan losses.............    10,223      8,709     18,574     15,811     14,045
Noninterest income.....................................................     3,330      2,841      5,654      5,090      4,493
Noninterest expense....................................................     8,170      7,323     15,005     13,889     13,211
       Income before income taxes......................................     5,383      4,227      9,223      7,012      5,327
Income taxes...........................................................     1,604      1,132      2,653      1,828      1,212
       Net income before cumulative effect of a change in accounting
          principle....................................................     3,779      3,095      6,570      5,184      4,115
Cumulative effect of a net change in accounting principle..............        --         --         --        300         --
       Net income......................................................   $ 3,779    $ 3,095    $ 6,570    $ 5,484    $ 4,115
PRIMARY INCOME PER SHARE:
  Net income before cumulative effect..................................   $  0.60    $  0.49    $  1.04    $  0.82    $  0.65
  Net income from cumulative effect....................................        --         --         --       0.05         --
       Net income......................................................   $  0.60    $  0.49    $  1.04    $  0.87    $  0.65
  Average common equivalent shares.....................................   6,273,206  6,306,853  6,291,911  6,335,094  6,327,506
INCOME PER SHARE ASSUMING FULL DILUTION:
  Net income before cumulative effect..................................   $  0.60    $  0.49    $  1.04    $  0.82    $  0.65
  Net income from cumulative effect....................................        --         --         --       0.05         --
       Net income......................................................   $  0.60    $  0.49    $  1.04    $  0.87    $  0.65
  Average common equivalent shares.....................................   6,286,804  6,316,870  6,296,207  6,341,734  6,346,940

See Notes to Pro Forma Condensed Financial Information.
                                       37

                      NOTES TO THE UNAUDITED JUNE 30, 1995
                   PRO FORMA CONDENSED FINANCIAL INFORMATION
     The unaudited First Charter and Union Pro Forma Condensed Financial Information is based upon the following adjustments, reflecting the consummation of the Merger using the pooling of interests method of accounting. Actual amounts may differ from those reflected in the unaudited Pro Forma Condensed Financial Information.
NOTE 1
     As of June 30, 1995 First Charter owned directly for its own account 69,361 shares of Union Common Stock. Such shares will be cancelled and retired upon consummation of the Merger.
NOTE 2
     First Charter will exchange 0.75 shares of First Charter Common Stock for each share of Union Common Stock outstanding immediately prior to the Effective Time (other than shares of Union Common Stock as to which dissenters' rights have been perfected and other than shares of Union Common Stock owned by First Charter or FCNB, except for shares held in a fiduciary capacity or as a result of debts previously contracted). The pro forma issued number of shares of First Charter Common Stock does not reflect the exercise of options to acquire shares of Union Common Stock. Options to acquire 626 shares of Union Common Stock were outstanding at June 30, 1995. Assumed exercise of the Union options does not have a significant impact on pro forma shareholders' equity or net income per share.

Shares of Union Common Stock (excluding First Charter-owned shares and
  excluding 626 shares subject to the exercise of options)...............................   2,122,909
Exchange Ratio...........................................................................        0.75
Shares of First Charter Common Stock issued..............................................   1,592,181

NOTE 3
     The unaudited Pro Forma Condensed Financial Information does not include any expenses or restructuring charges related to the Merger. Such after tax expenses and restructuring charges related to the Merger are currently estimated to be $825,000. Professional fees associated with the transaction represent the largest portion of the Merger expenses and the restructuring charge.
                                       38

                        INFORMATION ABOUT FIRST CHARTER
GENERAL
     First Charter is a bank holding company established as a North Carolina corporation in 1983 and is registered under the BHCA. Its principal asset is the stock of FCNB. Through FCNB, First Charter provides banking and banking-related services throughout Cabarrus, Rowan and Mecklenburg Counties, North Carolina. The principal executive offices of First Charter are located at 22 Union Street, North, Concord, North Carolina 28205. Its telephone number is (704) 786-3300.
     FCNB has seven full service facilities, two limited service facilities and nine ATM's (four of which are remote facilities) serving Cabarrus County. In addition, FCNB has a full service facility with an ATM located in southern Rowan County. FCNB also has four full service branches (two with ATM's) which serve northern Mecklenburg County along the I-77 corridor. Although the service delivery facilities are located in southern Rowan County, Cabarrus County and northern Mecklenburg County, a large portion of the population that resides in these market areas commute to Charlotte and other locations within Mecklenburg County.
     Through its service delivery system, FCNB provides the following banking products: checking accounts; NOW accounts; "Money Market Rate" accounts; certificates of deposit; individual retirement accounts; overdraft protection; business, agriculture, real estate, residential mortgage and personal loans; home equity loans; automobile loans; personal and corporate trust services; safe deposit boxes; and automated banking.
     As of June 30, 1995, First Charter had total assets of approximately $338 million and total deposits of approximately $280 million. As of June 30, 1995, First Charter had approximately 140 full-time equivalent employees.
MANAGEMENT AND ADDITIONAL INFORMATION
     Copies of First Charter's 1994 Annual Report to Shareholders and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 accompany this Joint Proxy Statement-Prospectus. Certain information relating to the executive compensation, various benefit plans (including stock option plans and the Incentive Compensation Plan), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to First Charter is incorporated by reference or set forth in First Charter's Annual Report on Form 10-K for the year ended December 31, 1994, incorporated herein by reference. Shareholders desiring copies of such documents may contact First Charter at its address or phone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."
SUPERVISION AND REGULATION
     GENERAL. As a registered bank holding company, First Charter is subject to the supervision of, and to regular inspection by, the Federal Reserve Board. FCNB is organized as a national banking association and as such is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "Comptroller"). FCNB is also subject to regulation by the FDIC and is subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect First Charter's operations, management and ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect First Charter.
     The activities of First Charter, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as First Charter, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity not previously approved by the Federal Reserve Board or to acquire more than 5% of any class of voting stock of any company.
     Bank holding companies are also required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank which is not already majority-owned by the bank holding company. Pursuant to the Interstate Banking and Branching Act, effective September 29, 1995 a bank holding company is now able to acquire banks in states other than its home state. Prior to that time, the Federal Reserve Board could not approve an application by a bank holding company to acquire shares of a bank located outside of the state in which the operations of the bank
                                       39
holding company were principally conducted on the date it became subject to the BHCA unless such acquisition was specifically authorized by the laws of the state in which the bank whose shares are to be acquired was located.
     The Interstate Banking and Branching Act also authorizes banks to merge across state lines, therefore creating interstate branches, beginning June 1, 1997. Under such legislation, each state has the opportunity to "opt out" of this provision, thereby prohibiting interstate branching in such states, or to "opt in" at an earlier time, thereby allowing interstate branching within that state prior to June 1, 1997. The State of North Carolina has "opted in" to such legislation, effective June 22, 1995. Furthermore, pursuant to such Act, a bank is now able to open new branches in a state in which it does not already have banking operations, if the laws of such state permit such DE NOVO branching.
     Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. In 1995, several bills have been introduced in Congress that would have the effect of broadening the securities underwriting powers of bank holding companies and possibly permitting bank holding companies to engage in nonfinancial activities. The likelihood and timing of any such proposals or bills being enacted and the impact they might have on First Charter and its subsidiaries cannot be determined at this time.
     CAPITAL AND OPERATIONAL REQUIREMENTS. The Federal Reserve Board, the Comptroller and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.
     The Federal Reserve Board risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for loan losses up to 1.25 percent of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50 percent of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier I and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4 percent and the minimum total capital ratio is 8 percent. First Charter's Tier 1 and total risk-based capital ratios under these guidelines at June 30, 1995 were 16.13 percent and 17.33 percent, respectively.
     The leverage ratio is determined by dividing Tier 1 capital by adjusted total assets. Although the stated minimum ratio is 3 percent, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3 percent. First Charter's leverage ratio at June 30, 1995 was
11.61 percent. Management believes that First Charter meets its leverage ratio requirement.
     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5 percent of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.
     The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6 percent, a total capital ratio of at least 10 percent and a leverage ratio of at least 5 percent and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4 percent, a total capital ratio of at least 8
                                       40
percent and a leverage ratio of at least 4 percent, or 3 percent in some cases. Under these guidelines, FCNB is considered well capitalized.
     Banking agencies have recently adopted final regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. Concurrently, banking agencies have proposed a methodology for evaluating interest rate risk. After gaining experience with the proposed measurement process, those banking agencies intend to propose further regulations to establish an explicit risk-based capital charge for interest rate risk.
     DISTRIBUTIONS. First Charter's funds for cash distributions to its shareholders are derived from a variety of sources, including cash and temporary investments. The primary source of such funds, however, is dividends received from FCNB. The amount of dividends that FCNB may declare in a calendar year without approval of the Comptroller is FCNB's net profits for that year, as defined by statute, combined with its net retained profits, as defined, for the preceding two years. In 1995, FCNB can initiate dividend payments without prior regulatory approval of up to $5,733,000 plus an additional amount equal to its net profits for 1995 up to the date of any such dividend declaration.
     In addition to the foregoing, the ability of First Charter and FCNB to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA as described above. Furthermore, the Comptroller may prohibit the payment of a dividend by a national bank if it determines that such payment would constitute an unsafe or unsound practice. The right of First Charter, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.
     SOURCE OF STRENGTH. According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. In the event of a loss suffered or anticipated by the
FDIC -- either as a result of default of a banking or thrift subsidiary of First Charter or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of First Charter may be assessed for the FDIC's loss, subject to certain exceptions.
                            INFORMATION ABOUT UNION
GENERAL
     Union is a North Carolina state-chartered commercial bank which was organized in 1985. Union's principal executive offices are located at 201 North Charlotte Avenue, Monroe, North Carolina 28112. Its telephone number is (704) 289-9555.
     Union engages in a general banking business primarily in Union County, North Carolina and, to a lesser extent, in Mecklenburg County, North Carolina. Its operations are primarily retail oriented and aimed at individuals and small to medium-sized businesses located in its market area. Union provides most traditional commercial and consumer banking services, including personal and commercial checking and savings accounts, money market accounts, certificates of deposit, individual retirement accounts, and related business and individual banking services. Union's lending activities include making commercial loans to individuals and small to medium-sized businesses located primarily in its market area for various business purposes, and various consumer-type loans to individuals, including installment loans, equity lines of credit, overdraft checking credit and credit cards. Also, Union makes residential mortgage loans to its customers which it then sells to other mortgage lenders. Union issues electronic banking cards which allow its customers to access their deposit accounts at the automatic teller machines of other banks which are linked to the HONOR and CIRRUS system. Union also issues VISA debit cards which allow customers to use a card to electronically access their checking accounts. Union does not provide trust services except through a correspondent bank.
     Union's wholly-owned subsidiary, BOU Financial, offers insurance and securities services, on an agency basis, to its customers. These services include discount brokerage services and sales of mutual funds, life, health and similar insurance and annuity products through agreements with a registered broker/dealer and agency relationships with certain insurance company product providers.
                                       41

     Union operates five full-service banking offices in Union and Mecklenburg Counties, including its Main Office located at 201 North Charlotte Avenue in Monroe, its Indian Trail Branch office located at 4240 Old Monroe Road in Matthews, its Skyway Drive Branch office located at 1401 Skyway Drive in Monroe, its Matthews Branch office located at 217 North Trade Street in Matthews and its Waxhaw Branch office located at 1100 North Broome Street in Waxhaw, North Carolina.
     As of June 30, 1995, Union had total assets of approximately $134 million and total deposits of approximately $117 million. As of June 30, 1995, Union had approximately 68 full-time equivalent employees.
VOTING SECURITIES AND BENEFICIAL OWNERSHIP THEREOF
     As of June 30, 1995, no shareholder of Union known to management of Union beneficially owned more than 5% of the Union Common Stock. As of the same date, the beneficial ownership of the Union Common Stock by directors individually, and by directors and executive officers as a group, was as follows:

                                                                                                         AMOUNT AND
                                                                                                          NATURE OF      PERCENT
                                                                                                         BENEFICIAL        OF
NAME OF BENEFICIAL OWNER                                                                                OWNERSHIP (1)     CLASS
John A. Crook, Jr....................................................................................        7,290        0.33  %
J. Earl Culbreth.....................................................................................       43,232        1.97
Dennison A. Davis....................................................................................        8,682        0.40
Dr. William C. Deskins...............................................................................        2,428        0.11
James B. Fincher.....................................................................................       51,706        2.36
H. Clark Goodwin.....................................................................................       45,095        2.06
Earl J. Haigler......................................................................................        4,502        0.21
Frank H. Hawfield, Jr................................................................................       17,031        0.78
Charles E. (Pete) Hulsey.............................................................................       34,604        1.58
Callie F. King.......................................................................................        4,532        0.21
Joseph L. Little.....................................................................................       35,621        1.62
Fred C. Long.........................................................................................        3,037        0.14
Dr. Jerry E. McGee...................................................................................        4,361        0.20
David C. McGuirt.....................................................................................       21,983        1.00
Lane D. Vickery......................................................................................       37,868        1.73
All current directors and executive officers as a group (19 persons).................................      362,563       16.54

(1) Except as otherwise noted, to the best knowledge of management of Union the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared: Mr. Crook -- 3,645 shares; Mr. Culbreth -- 5,651 shares; Mr. Davis -- 6,252 shares; Dr. Deskins -- 1,335 shares; Mr. Fincher -- 9,210 shares; Mr. Hulsey -- 2,187 shares; Mr.
    King -- 3,076 shares; Mr. Little -- 11,962 shares; Ms. Vickery -- 11,753 shares; and all current directors and executive officers as a group -- 84,484 shares.
MANAGEMENT AND ADDITIONAL INFORMATION
     Copies of Union's 1994 Annual Report to Shareholders and its Quarterly Report on Form F-4 for the quarter ended June 30, 1995 accompany this Joint Proxy Statement-Prospectus. Certain additional information relating to the executive compensation, various benefit plans (including stock option plans), certain relationships and related transactions and other related matters as to Union is incorporated by reference or set forth in Union's Annual Report on Form F-2 for the year ended December 31, 1994, incorporated herein by reference. Shareholders desiring copies of such documents may contact Union at its address or phone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."
SUPERVISION AND REGULATION
     Union is a North Carolina state-chartered commercial bank. As such, it is regulated primarily by the North Carolina State Banking Commission and the FDIC. It is not a member of the Federal Reserve System.
     NORTH CAROLINA REGULATION. As a state-chartered commercial bank, Union is subject to the applicable provisions of North Carolina law and the regulations adopted by the Banking Commission. Union must file various reports with, and is subject to
                                       42
periodic examinations by, the Banking Commission. North Carolina law and the Banking Commission regulate (in conjunction with applicable federal laws and regulations), among other things, Union's capital, permissible activities, reserves, investments, lending authority, branching, mergers and consolidations, payment of dividends, and transactions with affiliated parties and borrowings. North Carolina permits state-wide branch banking, and, to the extent permitted by the laws of another state pursuant to the Interstate Banking and Branching Act previously described, effective June 22, 1995, a North Carolina bank may merge with a bank located in another state or branch in any other state that has enacted such legislation in that state. See "INFORMATION ABOUT FIRST
CHARTER -- Supervision and Regulation -- General."
     FDIC REGULATION. The FDIC is the primary Federal banking supervisor and regulator of Union. The FDIC insures deposit accounts in Union (up to applicable limits) through the Bank Insurance Fund. Union is subject to examination and regulation by the FDIC. Such examination and regulation is intended primarily for the protection of depositors. The regulatory structure provides regulatory officials with extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to classification of assets and the establishment of adequate loss reserves for regulatory purposes.
     Union is subject to the FDIC's risk-based capital requirements, leverage ratio capital requirements, and a five-category definition of capital adequacy, as described above. See "INFORMATION ABOUT FIRST CHARTER -- Supervision and Regulation -- Capital and Operational Requirements." At June 30, 1995, Union had Tier 1 and total risk-based capital ratios of 12.30 percent and 13.50 percent, respectively, and a leverage ratio of 8.30 percent.
     Under FDIC regulations, Union is required to pay annual insurance premiums.
        COMPARISON OF FIRST CHARTER COMMON STOCK AND UNION COMMON STOCK
FIRST CHARTER COMMON STOCK
     GENERAL. First Charter is authorized to issue 10,000,000 shares of First Charter Common Stock, of which 4,643,993 shares were outstanding as of September 30, 1995. First Charter Common Stock is reported on The NASDAQ Stock Market as a NASDAQ National Market security under the symbol "FCTR." As of September 30,
1995,        shares of First Charter Common Stock were reserved for issuance
under various employee benefit plans of First Charter,        shares were
reserved for issuance under First Charter's Dividend Reinvestment Plan, and up to 1,644,672 shares were reserved for issuance in connection with the Merger. After taking into account the shares reserved as described above, the number of authorized shares of First Charter Common Stock available for other corporate
purposes as of September 30, 1995 was        .
     VOTING AND OTHER RIGHTS. The holders of First Charter Common Stock are entitled to one vote per share on each matter voted at a shareholders' meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and each shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections for directors, such shareholders do not have the right to cumulate their votes, so long as First Charter has a class of shares registered under
Section 12 of the Exchange Act (unless action is taken to provide otherwise by charter amendment, which action management does not currently intend to propose). In general, (i) amendments to First Charter's Restated Articles of Incorporation must be approved by each voting group entitled to vote separately thereon by a majority of the votes cast by that voting group, unless the amendment creates dissenters' rights for a particular voting group, in which case such amendment must be approved by a majority of the votes entitled to be cast by such voting group; and (ii) the dissolution of First Charter must be approved by a majority of all votes entitled to be cast thereon.
     The Restated Articles of Incorporation of First Charter provide that a plan for First Charter to consolidate with, or merge with or into, any other corporation or convey to any corporation or other person or otherwise dispose of all or substantially all of its assets or to dispose of by any means all or substantially all the stock or assets of any major subsidiary will not be submitted to the shareholders for approval unless such plan is approved by the affirmative vote of 75% of the directors. The Restated Articles of Incorporation further provide that the Board of Directors, in its evaluation of such a plan, shall consider all relevant factors, including the social and economic effects on employees, customers, communities and others. If submitted to the shareholders, such plan may be approved only by (A) the affirmative vote of not less than 75% of the aggregate voting power of the outstanding stock entitled to vote thereon and (B) the affirmative vote of at least 50% of the voting power of the outstanding stock of shareholders entitled to vote thereon other than controlling shareholders, if (x) any shareholder entitled to vote thereon is a person who, including affiliates of such person, is the beneficial owner of more than 20% of the voting
                                       43
power of First Charter (a "controlling shareholder"), provided that shares held, voted or otherwise controlled by a person as a trustee, plan administrator, officer of First Charter or otherwise pursuant to an employee benefit plan of First Charter or of an affiliate of First Charter shall not be deemed to be beneficially owned by a person for the purpose of determining whether such person is a controlling shareholder, and (y) prior to the acquisition of 20% of the voting power of First Charter by a shareholder, the Board of Directors has not unanimously approved such transaction. This provision of the Restated Articles of Incorporation can be amended only by the vote required to approve such a transaction, if there is a controlling shareholder.
     In the event of liquidation, holders of First Charter Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.
     First Charter Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of First Charter Common Stock are, and upon issuance the shares of First Charter Common Stock to be issued to shareholders of Union will be, validly issued, fully paid and nonassessable.
     First Charter National Bank acts as transfer agent and registrar for First Charter Common Stock.
     DISTRIBUTIONS. The holders of First Charter Common Stock are entitled to receive such dividends or distributions as the Board of Directors of First Charter may declare out of funds legally available for such payments. The payment of distributions by First Charter is subject to the restrictions of North Carolina law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of the holders of its common stock. Share dividends, if any are declared, may be paid from First Charter's authorized but unissued shares.
     The ability of First Charter to pay distributions is affected by the ability of FCNB to pay dividends. The ability of FCNB, as well as of First Charter, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "INFORMATION ABOUT FIRST CHARTER -- Supervision and Regulation -- Distributions."
UNION COMMON STOCK
     GENERAL. Union is authorized to issue 6,000,000 shares of Union Common Stock, of which 2,192,270 shares were outstanding as of September 30, 1995. The market prices of the Union Common Stock are listed in the National Daily Quotation Service "Pink Sheets." As of September 30, 1995, a total of additional shares were reserved for issuance in connection with various employee stock option plans of Union.
     VOTING AND OTHER RIGHTS. The holders of Union Common Stock are entitled to one vote per share on each matter voted on at a meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, a majority of votes cast are sufficient to authorize action upon routine matters. Directors are elected by a plurality of votes cast, and each shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In an election of directors, such shareholders do not have the right to cumulate their votes. In general, (i) amendments to Union's articles of incorporation (other than amendments to increase capital stock, which must be approved by two-thirds of the outstanding stock and which must be approved by the Banking Commission) must be approved by each voting group entitled to vote separately thereon by a majority of the votes cast by that voting group, unless the amendment creates dissenter's rights for a particular voting group, in which case such amendment must be approved by a majority of the votes entitled to be cast by such voting group; (ii) a merger with another bank or the transfer of all of its assets must be approved by two-thirds of the outstanding stock and must be approved by the Banking Commission; and (iii) the dissolution of Union must be approved by two-thirds of the outstanding stock and must be approved by the Banking Commission.
     In the event of liquidation, holders of Union Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.
     Union Common Stock does not have any preemptive rights, redemption rights, sinking fund privileges or conversion rights. All of the outstanding shares of Union Common Stock are validly issued and fully paid. However, pursuant to Chapter 53 of the North Carolina General Statutes, shares of Union Common Stock may be assessable to the extent necessary to prevent the impairment of capital.
     American Stock Transfer and Trust Company acts as transfer agent and registrar for Union Common Stock.
                                       44

     NORTH CAROLINA SHAREHOLDER PROTECTION ACT. Union is subject to the provisions of the North Carolina Shareholder Protection Act (the "Shareholder Protection Act"). The Shareholder Protection Act generally requires that, unless certain "fair price" and procedural requirements are satisfied, the affirmative vote of 95% of a corporation's voting shares is required to approve certain business combination transactions with another entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation's voting shares or which is an affiliate of the corporation and previously has been a 20% beneficial holder of such shares.
     CONTROL SHARE ACQUISITION ACT. Union also is subject to provisions of the North Carolina Control Share Acquisition Act (the "Control Share Act"). The Control Share Act generally provides that, except as provided below, "Control Shares" will not have any voting rights. Control Shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of the corporation's directors. However, voting rights will be restored to Control Shares by resolution approved by the affirmative vote of the holders of a majority of the corporation's voting stock (other than shares held by the owner of the Control Shares, officers of the corporation, and directors employed by the corporation). If voting rights are granted to Control Shares which give the holder a majority of all voting power in the election of the corporation's directors, then the corporation's other shareholders may require the corporation to redeem their shares at their fair value.
     DISTRIBUTIONS. The holders of Union Common Stock are entitled to receive such dividends and distributions as the Board of Directors of Union may declare out of funds legally available for such payments. The payment of dividends by Union is subject to restrictions of North Carolina law applicable to the declaration of distributions by a commercial bank. In general, a North Carolina bank may declare dividends in an amount that does not exceed its undivided profits (determined as set forth in Chapter 53 of the North Carolina General Statutes), as long as the surplus of such bank equals at least 50% of the bank's paid-in capital stock. Furthermore, a North Carolina commercial bank may pay stock dividends out of the bank's surplus, as long as the payment of such stock dividend does not reduce such surplus below 50% of the bank's paid-in capital.
     The ability of Union to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. COMPARISON OF VOTING AND OTHER RIGHTS
     First Charter is a North Carolina corporation subject to the provisions of the NCBCA. Union is a North Carolina state-chartered commercial bank regulated primarily by the Banking Commission and the FDIC. Furthermore, Union is a North Carolina corporation subject to the provisions of the NCBCA. Shareholders of Union (other than those who perfect dissenters' rights), whose rights are governed by Union's Articles of Incorporation and Bylaws, by the NCBCA and by the North Carolina banking statutes, will upon consummation of the Merger, become shareholders of First Charter. As shareholders of First Charter, their rights will then be governed by the Restated Articles of Incorporation and the Bylaws of First Charter and by the NCBCA. Except as set forth below, there are no material differences between the rights of Union shareholders under Union's Articles of Incorporation and Bylaws and under the NCBCA, on the one hand, and the rights of First Charter's shareholders under First Charter's Restated Articles of Incorporation, its Bylaws and the NCBCA, on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and governing corporate documents of each corporation.
     MEETINGS OF SHAREHOLDERS. A special meeting of First Charter shareholders may be called for any purpose by the First Charter Board of Directors, by First Charter's Chief Executive Officer, by First Charter's Secretary acting under instructions of the Chief Executive Officer or by the holders of at least 10% of the votes entitled to be cast. A special meeting of Union shareholders may be called for any purpose by Union's President, its Chairman of the Board, its Board of Directors or generally by three or more shareholders pursuant to the request of holders of not less than 15% of all shares entitled to vote at the meeting.
     REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS. In general, any merger, consolidation or disposition of all or substantially all of the assets of First Charter or the stock or assets of any of its major subsidiaries may be submitted to the shareholders of First Charter only if approved by at least 75% of the directors of First Charter. If submitted to the shareholders, such action generally must be approved by (i) the holders of at least 75% of aggregate voting power of First Charter and (ii) the holders of at least 50% of the aggregate voting power entitled to vote thereon other than controlling shareholders. In contrast, generally a merger or consolidation of Union with another bank or the transfer of all of its assets must be approved by two-thirds of the outstanding stock of Union and by the Banking Commission.
                                       45

     AMENDMENTS TO ARTICLES OF INCORPORATION. Generally, substantive amendments to either First Charter's or Union's Articles of Incorporation must be approved by each voting group entitled to vote separately thereon by a majority of the votes cast by that voting group, unless the amendment creates dissenters' rights for a particular voting group, in which case such amendment must be approved by a majority of the votes entitled to be cast by such voting group. An amendment, however, to the provision of First Charter's Articles of Incorporation setting forth the voting requirements for mergers or consolidations involving First Charter and for the disposition of all or substantially all of First Charter's assets or the stock or assets of one of its major subsidiaries, as described above, must be approved by the vote required to effect such merger, consolidation or transfer of assets. Furthermore, an amendment to Union's Articles of Incorporation to increase its capital stock must be approved by the holders of two-thirds of the outstanding stock of Union and must be approved by the Banking Commission.
     DISTRIBUTIONS. The payment of distributions to holders of First Charter Common Stock is subject to the provisions of the NCBCA and the ability of FCNB and any other subsidiary of First Charter to pay dividends to First Charter, as restricted by various bank regulatory agencies. See "INFORMATION ABOUT FIRST CHARTER -- Supervision and Regulation -- Distributions." The payment of distributions to holders of Union Common Stock is subject to the provisions of Chapter 53 of the North Carolina General Statutes. See "COMPARISON OF FIRST CHARTER COMMON STOCK AND UNION COMMON STOCK -- Union Common
Stock -- Distributions."
     SIZE, CLASSIFICATION AND CONSTITUENCY OF THE BOARD OF DIRECTORS. The size of the First Charter Board of Directors may be established by the shareholders or by at least 75% of the directors of First Charter, provided that the directors of First Charter cannot set the number of directors at less than five nor more than twenty-five. Only the shareholders have the right to change the range for the size of the Board, however. The Board of Directors of First Charter is divided into three classes, and directors are elected to serve three-year terms. Directors of First Charter need not be residents of the State of North Carolina or shareholders of First Charter.
     The size of the Union Board of Directors is set at 15 directors. The Board of Directors of Union also is divided into three classes, with directors elected to serve three-year terms. Each director of Union must own Union Common Stock representing at least $1,000 book value. Furthermore, at least 75% of the directors of Union must be residents of Union County, North Carolina.
     REMOVAL OF DIRECTORS; FILLING VACANCIES. Generally, directors of First Charter may be removed by the shareholders with or without cause by the affirmative vote of a majority of the votes cast, unless its Articles of Incorporation are amended to provide otherwise. Vacancies occurring on the First Charter Board of Directors may be filled by the Board of Directors or the shareholders of First Charter.
     Directors of Union may be removed by the shareholders with or without cause by the affirmative vote of two-thirds of the shares entitled to vote in the election of directors. Vacancies occurring on the Union Board of Directors may be filled by a majority of the remaining directors or by the shareholders of Union, if not filled by the directors.
     AMENDMENTS OF BYLAWS. Except as otherwise required in the NCBCA, the Restated Articles of Incorporation of First Charter or a bylaw adopted by the shareholders of First Charter, generally the Bylaws of First Charter may be amended or repealed by a majority of the Board of Directors or by the shareholders of First Charter, except that a bylaw adopted, amended or repealed by the shareholders of First Charter may not be modified or repealed by the Board of Directors if neither the Restated Articles of Incorporation nor a bylaw adopted by the shareholders authorizes the Board of Directors to so act.
     The Bylaws of Union may be amended or repealed by two-thirds of the Board of Directors or by the shareholders of Union, except that the Board of Directors may not amend the Bylaws (i) generally to require more than a majority of the voting shares for a quorum of a meeting of shareholders or to require more than a majority vote to constitute action of the shareholders; (ii) to provide for the control of Union other than by its Board of Directors (or Executive Committee); or (iii) increasing or decreasing the number of directors.
     ASSESSABLE COMMON STOCK. All issued and outstanding shares of First Charter Common Stock are generally nonassessable. In contrast, issued and outstanding shares of Union Common Stock may be assessable by the Banking Commission to extent necessary to prevent impairment of capital.
     APPLICABILITY OF CERTAIN LAWS. The provisions of the Shareholder
Protection Act and the Control Share Act are not applicable to First Charter.
In contrast, the provisions of such Acts are applicable to Union. See "COMPARISON OF FIRST CHARTER COMMON STOCK AND UNION COMMON STOCK -- Union
Common Stock -- North Carolina Control Share Acquisition Act" and " -- North Carolina Shareholder Protection Act."
                                       46

     MISCELLANEOUS. First Charter National Bank acts as transfer agent and registrar for First Charter Common Stock. American Stock Transfer and Trust Company acts as transfer agent for the Union Common Stock. First Charter Common Stock is traded on the NASDAQ National Market. The Union Common Stock is traded in the over-the-counter market and is listed in the National Daily Quotation Service "Pink Sheets."
                                 LEGAL OPINIONS
     The legality of the First Charter Common Stock to be issued in connection with the Merger and certain other legal matters in connection with the Merger, including tax consequences of the Merger, will be passed upon by Smith Helms Mulliss & Moore, L.L.P., Charlotte, North Carolina. In addition, certain other legal matters in connection with the Merger will be passed upon for Union by Ward and Smith, P.A., Raleigh, North Carolina. As of the date of this Joint Proxy Statement-Prospectus, certain members of Smith Helms Mulliss & Moore,
L.L.P., beneficially owned approximately        shares of First Charter Common
Stock.
                                    EXPERTS
     The consolidated financial statements of First Charter as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been incorporated by reference in this Joint Proxy Statement-Prospectus from First Charter's Annual Report on Form 10-K for the year ended December 31, 1994, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in auditing and accounting. The report refers to a change in the method of accounting for investments and a change in the method of accounting for income taxes in 1993.
     The consolidated financial statements of Union as of and for the year ended December 31, 1994 incorporated in this Joint Proxy Statement-Prospectus by reference to the Union's Annual Report on Form F-2 for the year ended December 31, 1994, have been incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of Union as of December 31, 1993 and for the years ended December 31, 1993 and December 31, 1992 incorporated in this Joint Proxy Statement-Prospectus by reference to Union's Annual Report on Form F-2 for the year ended December 31, 1994, have been incorporated in reliance upon the report of KPMG Peat Marwick LLP, and upon the authority of said firm as experts in auditing and accounting.
                             SHAREHOLDER PROPOSALS
     FIRST CHARTER. Shareholders of First Charter may submit proposals to be considered for shareholder action at the 1996 Annual Meeting of Shareholders of First Charter if they do so in accordance with the applicable regulations of the Commission. Any such proposals must be submitted to the Secretary of First Charter no later than November 17, 1995 in order to be considered for inclusion in First Charter's 1996 proxy materials.
     UNION. Union will hold a 1996 Annual Meeting of Shareholders only if the Merger is not consummated before the time of such meeting. If a meeting is held, any shareholder proposal intended for inclusion in the 1996 proxy must be received by Union no later than December 19, 1995.
                         INDEPENDENT PUBLIC ACCOUNTANTS
     Representatives of KPMG Peat Marwick LLP, independent accountants for First Charter, are expected to be present at the First Charter Special Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions. Representatives of Coopers & Lybrand L.L.P., independent accountants for Union, are expected to be present at the Union Special Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.
     KPMG Peat Marwick LLP served as the principal accountant to audit Union's financial statements for fiscal years 1992-1993. Thereafter, Union's Board of Directors approved the appointment of Coopers & Lybrand L.L.P., Certified Public Accountants, as Union's independent public accountants for 1994. This change in accountants was approved by Union's Board of Directors on February 16, 1994 based on interviews by management of Union with four accounting firms (including KPMG Peat Marwick LLP) and was ratified by Union's shareholders at Union's Annual Meeting in April 1994, at which point Coopers & Lybrand L.L.P. was engaged.
                                       47

     During Union's two most recent fiscal years prior to its change in accountants, there were no disagreements between Union and KPMG Peat Marwick LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and, during that period, KPMG Peat Marwick LLP's reports on Union's financial statements did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles.
     During the two most recent fiscal years prior to Union's change in accountants, Union did not consult Coopers & Lybrand L.L.P. on any matters.
                                 OTHER MATTERS
     As of the date of this Joint Proxy Statement-Prospectus, the respective Boards of Directors of First Charter and of Union know of no matters that will be presented for consideration at their respective Special Meetings other than as described in this Joint Proxy Statement-Prospectus. However, if any other matters shall properly come before the First Charter Special Meeting or any adjournments or postponements thereof and be voted upon, or the Union Special Meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies shall be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the respective managements of First Charter and Union.
                                       48

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                           FIRST CHARTER CORPORATION
                                      AND
                                 BANK OF UNION
                               September 13, 1995
                                      A-1

                               TABLE OF CONTENTS

                                                                                                                         PAGE
                                                          ARTICLE I
                                                     CERTAIN DEFINITIONS
 1.01   Certain Definitions...........................................................................................    A-5
                                                          ARTICLE II
                                             THE MERGER AND RELATED TRANSACTIONS
 2.01   Merger........................................................................................................    A-7
 2.02   Time and Place of Closing.....................................................................................    A-8
 2.03   Effective Time................................................................................................    A-8
 2.04   Reservation of Right to Revise Transaction; Further Actions...................................................    A-8
 2.05   Execution of Stock Option Agreement...........................................................................    A-9
                                                         ARTICLE III
                                                 MANNER OF CONVERTING SHARES
 3.01   Conversion....................................................................................................    A-9
 3.02   Anti-Dilution Provisions......................................................................................    A-9
                                                          ARTICLE IV
                                                      EXCHANGE OF SHARES
 4.01   Exchange Procedures...........................................................................................   A-10
 4.02   Voting and Dividends..........................................................................................   A-10
                                                          ARTICLE V
                                           REPRESENTATIONS AND WARRANTIES OF UNION
 5.01   Organization, Standing, and Authority.........................................................................   A-11
 5.02   Union Capital Stock...........................................................................................   A-11
 5.03   Subsidiaries..................................................................................................   A-11
 5.04   Authorization of Merger and Related Transactions..............................................................   A-12
 5.05   Securities Reporting Documents and Financial Statements.......................................................   A-12
 5.06   Absence of Undisclosed Liabilities............................................................................   A-12
 5.07   Tax Matters...................................................................................................   A-13
 5.08   Allowance for Loan Losses.....................................................................................   A-13
 5.09   Other Tax and Regulatory Matters..............................................................................   A-13
 5.10   Properties....................................................................................................   A-13
 5.11   Compliance with Laws..........................................................................................   A-13
 5.12   Employee Benefit Plans........................................................................................   A-14
 5.13   Commitments and Contracts.....................................................................................   A-15
 5.14   Material Contract Defaults....................................................................................   A-15
 5.15   Legal Proceedings.............................................................................................   A-15
 5.16   Absence of Certain Changes or Events..........................................................................   A-15
 5.17   Regulatory Reports............................................................................................   A-16
 5.18   Statements True and Correct...................................................................................   A-16
 5.19   Insurance.....................................................................................................   A-16
 5.20   Labor.........................................................................................................   A-16
 5.21   Material Interests of Certain Persons.........................................................................   A-16
 5.22   Registration Obligations......................................................................................   A-16
 5.23   Brokers and Finders...........................................................................................   A-16
 5.24   State Takeover Laws...........................................................................................   A-17
 5.25   Environmental Matters.........................................................................................   A-17
 5.26   Ownership of Shares...........................................................................................   A-17
 5.27   Insurance of Deposits.........................................................................................   A-17

                                      A-2

                                                                                                                         PAGE
                                                          ARTICLE VI
                                       REPRESENTATIONS AND WARRANTIES OF FIRST CHARTER
 6.01   Organization, Standing and Authority..........................................................................   A-17
 6.02   First Charter Capital Stock...................................................................................   A-17
 6.03   Authorization of Merger and Related Transactions..............................................................   A-17
 6.04   Financial Statements..........................................................................................   A-18
 6.05   First Charter SEC Reports.....................................................................................   A-18
 6.06   Statements True and Correct...................................................................................   A-18
 6.07   Capital Stock.................................................................................................   A-18
 6.08   Tax and Regulatory Matters....................................................................................   A-19
 6.09   Litigation....................................................................................................   A-19
 6.10   Brokers and Finders...........................................................................................   A-19
 6.11   Environmental Matters.........................................................................................   A-19
                                                         ARTICLE VII
                                      CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME
 7.01   Conduct of Business Prior to the Effective Time...............................................................   A-19
 7.02   Forbearances..................................................................................................   A-19
                                                         ARTICLE VIII
                                                    ADDITIONAL AGREEMENTS
 8.01   Access and Information........................................................................................   A-21
 8.02   Registration Statement........................................................................................   A-21
 8.03   Shareholder Approvals.........................................................................................   A-21
 8.04   Press Releases................................................................................................   A-22
 8.05   Notice of Defaults............................................................................................   A-22
 8.06   Miscellaneous Agreements and Consents; Affiliates Agreements..................................................   A-22
 8.07   Conversion of Stock Options...................................................................................   A-22
 8.08   Certain Change of Control Matters.............................................................................   A-23
 8.09   Certain Actions...............................................................................................   A-23
 8.10   Acquisition Proposals.........................................................................................   A-23
 8.11   Pooling Opinion...............................................................................................   A-23
 8.12   Fairness Opinions.............................................................................................   A-23
 8.13   Employment Arrangements.......................................................................................   A-23
 8.14   Insurance Continuation........................................................................................   A-23
                                                          ARTICLE IX
                                                          CONDITIONS
 9.01   Conditions to Each Party's Obligation to Effect the Merger....................................................   A-23
 9.02   Conditions to Obligations of Union to Effect the Merger.......................................................   A-24
 9.03   Conditions to Obligations of First Charter to Effect the Merger...............................................   A-24
                                                          ARTICLE X
                                                         TERMINATION
10.01   Termination...................................................................................................   A-25
10.02   Effect of Termination.........................................................................................   A-25
10.03   Non-Survival of Representations, Warranties and Covenants Following the Effective Time........................   A-25

                                      A-3

                                                                                                                         PAGE
                                                          ARTICLE XI
                                                      GENERAL PROVISIONS
11.01   Expenses......................................................................................................   A-26
11.02   Entire Agreement..............................................................................................   A-26
11.03   Amendments....................................................................................................   A-26
11.04   Waivers.......................................................................................................   A-26
11.05   No Assignment.................................................................................................   A-26
11.06   Notices.......................................................................................................   A-26
11.07   Specific Performance..........................................................................................   A-26
11.08   Arbitration...................................................................................................   A-27
11.09   Governing Law.................................................................................................   A-27
11.10   Counterparts..................................................................................................   A-27
11.11   Captions......................................................................................................   A-27
11.12   Severability..................................................................................................   A-27

                          AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is dated as of September 13, 1995, between FIRST CHARTER CORPORATION ("First Charter"), a North Carolina corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and BANK OF UNION, a North Carolina state-chartered commercial bank ("Union"). Capitalized terms not otherwise defined herein shall have the meanings ascribed in ARTICLE I.
                                  WITNESSETH:
     WHEREAS, pursuant to the terms and subject to the conditions of this Agreement, First Charter will acquire Union through the merger of a newly formed, wholly owned banking subsidiary (the "Interim Bank") of First Charter with and into Union, or by such other means as provided for herein (the "Merger"); and
     WHEREAS, the respective Boards of Directors of First Charter and Union have resolved that the transactions described herein are in the best interests of the parties and their respective shareholders and have approved the transactions described herein; and
     WHEREAS, First Charter and Union desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated by this Agreement;
     WHEREAS, immediately after the execution and delivery of this Agreement, as a condition and inducement to First Charter's willingness to enter into this Agreement, Union and First Charter are entering into a Stock Option Agreement (the "Stock Option Agreement"), in substantially the form of Exhibit 1, pursuant to which Union is granting to First Charter an option to purchase shares of Union Common Stock.
     NOW THEREFORE, in consideration of the premises and the mutual representations, warranties and agreements contained herein, the parties hereto agree as follows:
                                   ARTICLE I
                              CERTAIN DEFINITIONS
     1.01 CERTAIN DEFINITIONS. As used in this Agreement, the following terms shall have the meanings set forth below:
          "ACQUISITION PROPOSAL" shall have the meaning set forth in SECTION
     8.10.
          "AFFILIATE" shall mean, with respect to any Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.
          "AGREEMENT" shall have the meaning set forth in the introduction to this Agreement.
          "ALLOWANCE" shall have the meaning set forth in SECTION 5.08. "APPROVALS" shall mean any and all permits, consents, authorizations and approvals of any governmental or regulatory authority or of any other third person necessary to give effect to the transactions contemplated by this Agreement or necessary to consummate the Merger.
          "AUTHORIZATIONS" shall have the meaning set forth in SECTION 5.01. "AVERAGE PRICE" shall have the meaning set forth in SECTION 10.01. "BHCA" shall have the meaning set forth in the introduction to this
     Agreement.
          "CLOSING" shall have the meaning set forth in SECTION 2.02.
          "CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.
          "COMMISSION" shall mean the North Carolina State Banking Commission. "CONDITION" shall have the meaning set forth in SECTION 5.01. "EFFECTIVE TIME" shall have the meaning set forth in SECTION 2.03. "EMPLOYEE" shall mean any current or former employee, officer or director, independent contractor or retiree of Union or its Subsidiaries and any dependent or spouse thereof.
                                      A-5

          "ENVIRONMENTAL LAW" shall have the meaning set forth in SECTION 5.25. "ERISA" shall have the meaning set forth in SECTION 5.12.
          "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.
          "EXCHANGE AGENT" shall have the meaning set forth in SECTION 3.01(D). "EXCHANGE RATIO" shall mean three quarters (0.75) of a share of First
     Charter Common Stock for each share of Union Common Stock.
          "FAIR MARKET VALUE" shall mean, with respect to the First Charter Common Stock, the closing price per share as reported by the NASDAQ National Market or, if not included in the NASDAQ National Market, the average of the high and low closing bid quotations with respect to such stock as reported by the NASDAQ Stock Market, or any similar quotation system then in use.
          "FDIC" shall mean the Federal Deposit Insurance Corporation.
          "FEDERAL RESERVE BOARD" shall mean the Board of Governors of the Federal Reserve System and any Federal Reserve Bank.
          "FIRST CHARTER" shall have the meaning set forth in the introduction to this Agreement.
          "FIRST CHARTER COMMON STOCK" shall mean the common stock, $5 par value, of First Charter.
          "FIRST CHARTER FINANCIAL STATEMENTS" shall have the meaning set forth in SECTION 6.04.
          "FIRST CHARTER SEC DOCUMENTS" shall have the meaning set forth in
     SECTION 6.04.
          "FIRST CHARTER SHAREHOLDERS' MEETING" shall have the meaning set forth in SECTION 5.18.
          "GAAP" shall mean generally accepted accounting principles in the United States.
          "INTERIM BANK" shall have the meaning set forth in the recitals to this Agreement.
          "JOINT PROXY STATEMENT" shall have the meaning set forth in SECTION 5.18.
          "LIENS" shall have the meaning set forth in SECTION 5.03.
          "MATERIAL ADVERSE EFFECT" shall have the meaning set forth in SECTION 5.01.
          "MERGER" shall have the meaning set forth in the recitals to this Agreement.
          "MERGER CONSIDERATION" shall mean the combination of (i) First Charter Common Stock and (ii) cash in lieu of fractional shares to be issued by First Charter in the Merger.
          "NASDAQ" means the National Association of Securities Dealers Automated Quotation System.
          "OCC" shall mean the Office of the Comptroller of the Currency. "PERSON" or "PERSON" shall mean any individual, corporation, association, partnership, group (as defined in Section 13(d)(3) of the Exchange Act), joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.
          "REGISTRATION STATEMENT" shall have the meaning set forth in SECTION 5.18.
          "REGULATORY AGREEMENT" shall have the meaning set forth in SECTION 5.11(B).
          "REGULATORY AUTHORITIES" shall have the meaning set forth in SECTION 5.11(B).
          "REGULATORY REPORTS" shall have the meaning set forth in SECTION 5.17. "REMEDIES EXCEPTION" shall mean bankruptcy, insolvency, reorganization, moratorium and similar laws.
          "SEC" shall mean the Securities and Exchange Commission.
          "SECURITIES ACT" shall mean the Securities Act of 1933, as amended. "SECURITIES LAWS" shall have the meaning set forth in SECTION 5.04(C).
                                      A-6

          "SECURITIES REPORTING DOCUMENTS" shall have the meaning set forth in
     SECTION 5.05.
          "STOCK OPTION AGREEMENT" shall have the meaning set forth in the recitals to this Agreement.
          "SUBSIDIARY" shall mean, in the case of either First Charter or Union, any corporation, association or other entity in which it owns or controls, directly or indirectly, 25% or more of the outstanding voting securities or 25% or more of the total equity interest; PROVIDED, HOWEVER, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.
          "SURVIVING BANK" shall have the meaning set forth in SECTION 2.01. "TAX" or "TAXES" shall mean all federal, state, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including, without limitation, income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including, without limitation, any interest, penalties or additions thereto.
          "TAXABLE PERIOD" shall mean any period prescribed by any governmental authority, including, but not limited to, the United States or any state, local, foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.
          "TAX RETURN" shall mean any report, return, information return or other information required to be supplied to a taxing authority in connection with Taxes, including, without limitation, any return of an affiliated or combined or unitary group that includes Union or its Subsidiary.
          "UNION" shall have the meaning set forth in the introduction to this Agreement.
          "UNION BENEFIT PLAN" shall have the meaning set forth in SECTION 5.12(A).
          "UNION COMMON STOCK" shall mean the common stock, par value $1.25 per share, of Union.
          "UNION DISCLOSURE SCHEDULE" shall mean that document containing the written detailed information prepared by Union and delivered by Union to First Charter which appropriately cross-references each Section of the Agreement to which that Section of the Union Disclosure Schedule applies.
          "UNION ERISA PLAN" shall have the meaning set forth in SECTION
     5.12(A).
          "UNION FINANCIAL STATEMENTS" shall have the meaning set forth in
     SECTION 5.05.
          "UNION OPTIONS" shall have the meaning set forth in SECTION 8.07(A). "UNION SHAREHOLDERS' MEETING" shall have the meaning set forth in
     SECTION 5.18.
          "UNION STOCK PLAN" shall have the meaning set forth in SECTION 5.12.
                                   ARTICLE II
                      THE MERGER AND RELATED TRANSACTIONS
     2.01 MERGER.
     (a) First Charter shall cause the Interim Bank to be formed as an interim or de novo bank under the banking laws of North Carolina and as a wholly-owned subsidiary of First Charter, which bank shall have its principal place of business located in Concord, North Carolina or another city in North Carolina designated by First Charter. The Interim Bank shall have capitalization and surplus as may be required by applicable law in order to effect the Merger. Upon organization of the Interim Bank, First Charter shall cause the Board of Directors of the Interim Bank (i) to approve this Agreement and the transactions contemplated hereunder and (ii) to authorize and direct an officer of the Interim Bank to execute and deliver this Agreement.
                                      A-7

     (b) Subject to the terms and conditions of this Agreement, at the Effective Time of the Merger, the Interim Bank shall be merged with and into Union in accordance with the provisions of the North Carolina General Statutes and with the effect provided therein. The separate corporate existence of the Interim Bank shall thereupon cease, and Union shall be the surviving bank in the Merger (the "Surviving Bank") and shall continue to be governed by the banking laws of the North Carolina.
     (c) The name of the Surviving Bank shall continue to be "Bank of Union". The Articles of Incorporation and Bylaws of the Surviving Bank shall continue in effect until amended as provided by law.
     (d) All assets of the Interim Bank as they exist at the Effective Time of the Merger shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible and liable for all of the liabilities of every kind and description of each of the merging banks existing as of the Effective Time of the Merger.
     (e) The business of the Surviving Bank after the Merger shall continue to be that of a North Carolina state banking corporation and shall continue to be conducted at its main office located in Monroe, North Carolina and at its legally established branches.
     (f) At the Effective Time, the Surviving Bank will have capitalization, surplus and undivided profits as may be required by applicable law to effect the Merger.
     (g) Following the effectiveness of the Merger,
     (1) the following two individuals shall be elected to the membership of the Board of Directors of Union:
        Lawrence M. Kimbrough; and
        J. Roy Davis, Jr.
     (2) the following four individuals shall be elected to the membership of the Board of Directors of First Charter:
        H. Clark Goodwin
        James B. Fincher
        Dr. Jerry E. McGee
        Frank H. Hawfield, Jr.
     In addition, Mr. Goodwin will become a member of the Executive Committee of the First Charter Board of Directors.
     2.02 TIME AND PLACE OF CLOSING. The closing of the transactions contemplated hereby (the "Closing") will take place at the offices of counsel to First Charter in Charlotte, North Carolina at 10:00 A.M. on the date that the Effective Time occurs, or at such other time, and at such place, as may be mutually agreed upon by First Charter and Union.
     2.03 EFFECTIVE TIME. The effective time of the Merger (the "Effective Time") shall occur on the date and at the time specified in Articles of Merger to be filed with the North Carolina Secretary of State following approval of the Merger by the Commission. Unless otherwise agreed by the parties hereto, the Effective Time shall occur on or promptly after the first business day following the last to occur of (i) the expiration of all required waiting periods following the date of the order of the Federal Reserve Board approving the Merger pursuant to the BHCA, the date of the order of the FDIC approving the Merger pursuant to the Bank Merger Act or the date of the order of the Commission approving the Merger pursuant to the North Carolina General Statutes, as applicable, (ii) the effective date of the last order, approval, or exemption of any other federal or state regulatory agency approving or exempting the Merger if such action is required, (iii) the expiration of all required waiting periods after the filing of all notices to all federal or state regulatory agencies required for consummation of the Merger, and (iv) the date on which the shareholders of Union and First Charter have each approved this Agreement, in each case as contemplated hereby.
     2.04 RESERVATION OF RIGHT TO REVISE TRANSACTION; FURTHER ACTIONS.
     (a) First Charter may at any time change the method of effecting the acquisition of Union by First Charter (including, without limitation, the provisions as set forth in ARTICLE III) if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (A) alter or change the amount or the kind of the consideration to be received by the holders of Union Common Stock as provided for in this Agreement; (B) adversely affect the tax treatment to Union shareholders as a result of receiving the consideration (in the opinion of First Charter's tax counsel); (C) take the form of an asset purchase agreement; (D) effect an acquisition in which Union shall not continue to operate as a separate banking corporation immediately following the Effective Time; or (E) alter or change the employment arrangements described in SECTION 8.13.
                                      A-8

     (b) To facilitate the Merger and the acquisition, each of the parties will execute such additional agreements and documents and take such other actions as First Charter determines necessary or appropriate.
     2.05 EXECUTION OF STOCK OPTION AGREEMENT. Immediately after the execution of this Agreement and as a condition thereto, Union is executing and delivering to First Charter the Stock Option Agreement.
                                  ARTICLE III
                          MANNER OF CONVERTING SHARES
     3.01 CONVERSION.
     (a) Subject to the provisions of this ARTICLE III and of ARTICLE I, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:
          (i) Each of the shares of capital stock of the Interim Bank issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall, IPSO FACTO, at the Effective Time, and without any action on the part of First Charter or the Interim Bank, be converted into and exchanged for one share of common stock of Union, and thereafter the certificates representing shares of the Interim Bank shall be cancelled;
          (ii) Each of the shares of Union Common Stock held by First Charter or any of its wholly owned Subsidiaries or Union or its wholly owned Subsidiaries immediately prior to the Effective Time, other than shares held by First Charter or Union or any of their respective wholly owned Subsidiaries in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor; and
          (iii) Each other share of Union Common Stock issued and outstanding immediately prior to the Effective Time shall, IPSO FACTO, at the Effective Time, and without any action on the part of the holders thereof, be converted into and become the right to receive a fractional number of shares of First Charter Common Stock equal to the Exchange Ratio.
     (b) Each Union Option outstanding as of the Effective Time shall be treated in accordance with the provisions of SECTION 8.07.
     (c) Notwithstanding any other provision of this Agreement:
          (i) Each holder of shares of Union Common Stock exchanged pursuant to the Merger, or of options to purchase shares of Union Common Stock, who would otherwise have been entitled to receive a fraction of a share of First Charter Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of First Charter Common Stock multiplied by the Fair Market Value of one share of First Charter Common Stock on the last business day preceding the Effective Time or the date of exercise, as the case may be. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share; and
          (ii) No shares of First Charter Common Stock shall be issued with respect to the conversion of any shares of Union Common Stock held by a shareholder who shall have taken action necessary to allow such shareholder to make a claim to be paid the value of such shareholder's shares in cash under applicable laws providing appraisal rights to dissenting shareholders, unless and until such time as any such rights are waived.
     (d) At the Effective Time, the stock transfer books of Union shall be closed as to holders of Union Common Stock immediately prior to the Effective Time and no transfer of Union Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates are properly presented in accordance with ARTICLE IV of this Agreement to the exchange agent, which shall be selected by First Charter (the "Exchange Agent"), such certificates shall be canceled and exchanged for certificates representing the number of whole shares of First Charter Common Stock and a check representing the amount of cash in lieu of fractional shares, if any, into which the Union Common Stock or Union Option represented thereby was converted in the Merger. Notwithstanding any other provision of this Agreement, neither First Charter, the Surviving Bank nor the Exchange Agent shall be liable to a holder of Union Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.
     3.02 ANTI-DILUTION PROVISIONS. The Exchange Ratio shall be adjusted appropriately to reflect any stock dividends, splits, recapitalizations or other similar transactions with respect to the First Charter Common Stock where the record date of such transaction occurs prior to the Effective Time.
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                                   ARTICLE IV
                               EXCHANGE OF SHARES
     4.01 EXCHANGE PROCEDURES. Before or promptly after the Effective Time, First Charter and Union shall cause the Exchange Agent to mail appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Union Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to the former shareholders of Union. After the Effective Time, each holder of shares of Union Common Stock issued and outstanding at the Effective Time (other than shares to be canceled pursuant to SECTION 3.01(A)(II) or shares as to which rights of appraisal as described in SECTION 3.01(C)(II) have been perfected) shall surrender the certificate or certificates theretofore representing such shares, together with such transmittal materials properly executed, to the Exchange Agent and promptly upon surrender shall receive in exchange therefor the consideration provided in SECTION 3.01 of this Agreement, together with all declared but unpaid dividends in respect of such shares following the Effective Time. The certificate or certificates for Union Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. To the extent provided by SECTION 3.01(C), each holder of shares of Union Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional shares of First Charter Common Stock to which such holder would otherwise be entitled. First Charter shall not be obligated to deliver the consideration to which any former holder of Union Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing shares of Union Common Stock for exchange as provided in this ARTICLE IV. In addition, certificates surrendered for exchange by any person constituting an "affiliate" of Union for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing whole shares of First Charter Common Stock until First Charter has received a written agreement from such person as provided in SECTION 8.06. If any certificate for shares of First Charter Common Stock, or any check representing cash or declared but unpaid dividends, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.
     4.02 VOTING AND DIVIDENDS. Former shareholders of record of Union shall be entitled to vote after the Effective Time at any meeting of First Charter shareholders the number of whole shares of First Charter Common Stock into which their respective shares of Union Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Union Common Stock for certificates representing First Charter Common Stock in accordance with the provisions of this Agreement. Until surrendered for exchange in accordance with the provisions of SECTION 4.01, each certificate theretofore representing shares of Union Common Stock (other than shares to be canceled pursuant to SECTION 3.01) shall from and after the Effective Time represent for all purposes only the right to receive shares of First Charter Common Stock and cash, as set forth in this Agreement. No dividend or other distribution payable to the holders of record of First Charter Common Stock, at or as of any time after the Effective Time, shall be paid to the holder of any certificate representing shares of Union Common Stock issued and outstanding at the Effective Time until such holder physically surrenders such certificate for exchange as provided in SECTION 4.01, promptly after which time all such dividends or distributions shall be paid (without interest).
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
                                   ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF UNION
     Union represents and warrants to First Charter, subject to such exceptions and limitations as are set forth below or in the Union Disclosure Schedule, as follows:
     5.01 ORGANIZATION, STANDING, AND AUTHORITY. Union is a commercial banking corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Union is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have a material adverse effect on the financial condition, results of operations or business (the "Condition") of Union and its Subsidiaries on a consolidated basis or on the ability of Union to consummate the transactions contemplated hereby (a "Material Adverse Effect"). Union has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and to execute and deliver this Agreement and perform the terms of this Agreement. Union has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses (collectively, "Authorizations") necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect. Union does not operate a trust department or engage in any trust activities.
     5.02 UNION CAPITAL STOCK.
          (a) The authorized capital stock of Union consists of 6,000,000 shares of Union Common Stock, and there are no other classes of authorized capital stock. As of the date hereof, there are outstanding 2,192,270 shares of Union Common Stock. At June 30, 1995, Union had stated capital of $2,740,337, additional paid-in capital of $5,061,579 and retained earnings of $3,328,289. All of the issued and outstanding shares of Union Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable (except to the extent assessable under applicable North Carolina banking law). None of the outstanding shares of the Union Common Stock has been issued in violation of any preemptive rights or any provision of Union's Articles of Incorporation. As of the date hereof, Union has reserved 100,626 shares of Union Common Stock for issuance under the Union Options, and no other shares of capital stock have been reserved for issuance for any other purpose.
          (b) Except as set forth in SECTION 5.02(B) OF THE UNION DISCLOSURE SCHEDULE, there are no shares of capital stock or other equity securities of Union outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Union or contracts, commitments, understandings or arrangements by which Union is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. There are no contracts, commitments, understandings or arrangements by which Union or any of its Subsidiaries is or may be bound to transfer any shares of the capital stock of any Subsidiary of Union, and there are no agreements, understandings or commitments relating to the right of Union to vote or to dispose of such shares.
          (c) Except as set forth in SECTION 5.02(C) OF THE UNION DISCLOSURE SCHEDULE, there are no securities required to be issued by Union under any Union Stock Plan, dividend reinvestment or similar plan.
     5.03 SUBSIDIARIES. SECTION 5.03 OF THE UNION DISCLOSURE SCHEDULE contains a complete list of Union's subsidiaries, and their respective jurisdictions of incorporation. Except as set forth in SECTION 5.03 OF THE UNION DISCLOSURE SCHEDULE, Union owns no stock or other equity interest in any corporation, partnership or other entity. All of the outstanding securities of each Subsidiary are owned by Union, and no equity securities are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock of each Subsidiary are fully paid and nonassessable and are owned free and clear of any claim, lien, pledge or encumbrance of whatsoever kind ("Liens"). Each Subsidiary (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect, (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted and (iv) has in effect all Authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which
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Authorizations, individually or in the aggregate, would have a Material Adverse
Effect. SECTION 5.03 OF THE DISCLOSURE SCHEDULE contains a true and accurate description of the business activities of all Subsidiaries.
     5.04 AUTHORIZATION OF MERGER AND RELATED TRANSACTIONS.
          (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Union, including approval of the Merger by its Board of Directors, subject to the approval of the shareholders of Union with respect to the Merger to the extent required by applicable law. This Agreement, subject to any requisite shareholder approval hereof with respect to the Merger, represents a valid and legally binding obligation of Union, enforceable against Union in accordance with its terms, except as such enforcement may be limited by the Remedies Exception.
          (b) Except as set forth in SECTION 5.04(B) OF THE UNION DISCLOSURE SCHEDULE, neither the execution and delivery of this Agreement by Union, nor the consummation by Union of the transactions contemplated hereby nor compliance by Union with any of the provisions hereof will (i) conflict with or result in a breach of any provision of Union's Articles of Incorporation or bylaws, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any property or assets of any of Union or its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, and that would, in any such event, have a Material Adverse Effect, or (iii) subject to receipt of the requisite approvals referred to in SECTIONS 9.01(A) and 9.01(B) of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Union or its Subsidiaries or any of their properties or assets.
          (c) Other than (i) in connection or compliance with the provisions of applicable state corporate and securities laws, the Securities Act, the Exchange Act, and the rules and regulations of the SEC or the FDIC promulgated thereunder (the "Securities Laws"), and (ii) consents, authorizations, approvals or exemptions required from the Federal Reserve Board, the FDIC, or the Commission, no notice to, filing with, authorization of, exemption by, or consent or approval of any public body or authority is necessary for the consummation by Union of the Merger and the other transactions contemplated in this Agreement.
     5.05 SECURITIES REPORTING DOCUMENTS AND FINANCIAL STATEMENTS. Union (i) has delivered to First Charter true and complete copies of the consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes and schedules) of Union and its consolidated Subsidiaries as of and for the periods ended June 30, 1995 and December 31, 1994 included in a quarterly report on Form F-4 or an annual report on Form F-2, as the case may be, filed by Union pursuant to the Securities Laws, and (ii) has furnished First Charter with a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Union with the FDIC from and after January 1, 1992 (each a "Securities Reporting Document"), which are all the documents (other than preliminary material) that Union was required to file with the FDIC since such date and all of which complied when filed in all material respects with all applicable laws and regulations, and (iii) will deliver to First Charter promptly upon the filing thereof with the FDIC copies of the consolidated balance sheets and related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes and schedules) included in any Securities Reporting Documents filed subsequent to the date hereof (clauses (i) and (iii), collectively, the "Union Financial Statements"). The Union Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of Union and its Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of Union and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP consistently applied except as disclosed, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements. Union has delivered to First Charter (i) copies of all management letters prepared by Coopers & Lybrand (and any predecessor thereto) delivered to Union since January 1, 1992 and (ii) copies of audited balance sheets and related statements of income, changes in shareholders' equity and cash flows for any Subsidiary of Union since January 1, 1992 for which a separate audit has been performed.
     5.06 ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth in SECTION
5.06 OF THE UNION DISCLOSURE SCHEDULE, neither Union nor any of its Subsidiaries has any obligations or liabilities (contingent or otherwise), except obligations and liabilities (i) which are fully accrued or reserved against in the consolidated balance sheet of Union and its Subsidiaries as of
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
December 31, 1994 included in the Union Financial Statements or reflected in the notes thereto, or (ii) which are immaterial and were incurred after December 31, 1994 in the ordinary course of business consistent with past practice.
     5.07 TAX MATTERS. Except as set forth in SECTION 5.07 OF THE UNION DISCLOSURE SCHEDULE:
          (a) All Tax Returns required to be filed by or on behalf of Union or any of its Subsidiaries have been timely filed, or requests for extensions have been timely filed, granted and have not expired, for periods ending on or before December 31, 1994, and all such Tax Returns filed are complete and accurate in all material respects.
          (b) All Taxes which have become due have been paid.
          (c) There is no audit examination, deficiency or refund litigation or matter in controversy with respect to any Taxes. All Taxes due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.
          (d) Union has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.
          (e) Adequate provision for any Taxes due or to become due for Union and any of its Subsidiaries for any period or periods through and including June 30, 1995, has been made and is reflected on the June 30, 1995 financial statements included in the Union Financial Statements. Deferred Taxes of Union and its Subsidiaries have been provided for in the Union Financial Statements in accordance with GAAP, applied on a consistent basis.
          (f) Union and its Subsidiaries have collected and withheld all Taxes which they have been required to collect or withhold and have timely submitted all such collected and withheld amounts to the appropriate authorities. Union and its Subsidiaries are in compliance with the back-up withholding and information reporting requirements under (1) the Code, and
     (2) any state, local or foreign laws, and the rules and regulations, thereunder.
          (g) Neither Union nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would not be deductible under Section 280G of the Code.
     5.08 ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses (the "Allowance") shown on the consolidated balance sheet of Union and its Subsidiaries as of June 30, 1995 included in the Union Financial Statements is, and the Allowance shown on the consolidated balance sheet of Union and its Subsidiaries as of dates subsequent to the execution of this Agreement will be, in each case as of the dates thereof, adequate to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of Union and its Subsidiaries; other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Union and its Subsidiaries; and the off balance sheet exposures of Union and its Subsidiaries.
     5.09 OTHER TAX AND REGULATORY MATTERS. Neither Union nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368 of the Code, or (ii) materially impede or delay receipt of any approval referred to in SECTION 9.01(B).
     5.10 PROPERTIES. Except as disclosed in any Securities Reporting Document filed since December 31, 1994 and prior to the date hereof, Union and its Subsidiaries have good and marketable title, free and clear of all Liens, to all their properties and assets whether tangible or intangible, real, personal or mixed, reflected in the Union Financial Statements as being owned by Union and its Subsidiaries as of the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by any of Union or its Subsidiaries are held under valid instruments enforceable in accordance with their respective terms, subject to the Remedies Exception. All of Union's and Union's Subsidiaries' equipment in regular use has been well maintained and is in good serviceable condition, reasonable wear and tear excepted.
     5.11 COMPLIANCE WITH LAWS.
          (a) Except as set forth in SECTION 5.11 OF THE UNION DISCLOSURE SCHEDULE, each of Union and its Subsidiaries is in compliance with all laws, rules, regulations, policies, guidelines, reporting and licensing requirements and orders applicable to its business or to its employees conducting its business, and with its internal policies and procedures, except for failures to comply which will not result in a Material Adverse Effect.
                                      A-13

          (b) Except as set forth in SECTION 5.11 OF THE UNION DISCLOSURE SCHEDULE, neither Union nor any of its Subsidiaries has received any notification or communication from any agency or department of any federal, state or local government, including but not limited to the Federal Reserve Board, the FDIC, the Commission, the SEC and the staffs thereof (collectively, the "Regulatory Authorities") (i) asserting that any of Union or its Subsidiaries is not in substantial compliance with any of the statutes, regulations, or ordinances which such Regulatory Authority enforces, or the internal policies and procedures of such company, (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to the Condition of Union and its Subsidiaries on a consolidated basis, (iii) requiring or threatening to require Union or any of its Subsidiaries, or indicating that Union or any of its Subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to restrict or limit, in any manner the operations of Union or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of Union or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a "Regulatory Agreement").
          (c) Neither Union nor any of its Subsidiaries has at any time consented to or entered into any Regulatory Agreement.
          (d) Neither Union nor any of its Subsidiaries is required to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.
     5.12 EMPLOYEE BENEFIT PLANS.
          (a) Union has delivered or made available to First Charter prior to the execution of this Agreement true and complete copies (or, in the case of bonus or other incentive plans, summaries thereof and financial data with respect thereto) of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other material incentive plans, all other employee programs, arrangements or agreements, whether arrived at through collective bargaining or otherwise, all medical, vision, dental or other health plans, all life insurance plans and all other employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted by, maintained by, sponsored in whole or in part by, or contributed to by Union or any of its Subsidiaries or any affiliate thereof for the benefit of any Employee or under which any Employee is eligible to participate and under which Union or any of its Subsidiaries could have any liability, contingent or otherwise (collectively, the "Union Benefit Plans"). Any of the Union Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Union ERISA Plan." Any of the Union Benefit Plans pursuant to which Union is or may become obligated to, or obligated to cause any of its Subsidiaries or any other Person to, issue, deliver or sell shares of capital stock of Union or any of its Subsidiaries, or grant, extend or enter into any option, warrant, call, right, commitment or agreement to issue, deliver or sell shares, or any other interest in respect of capital stock of Union or any of its Subsidiaries, is referred to herein as a "Union Stock Plan." No Union Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. Union has set forth in SECTION 5.12(A) OF THE UNION DISCLOSURE SCHEDULE (i) a list of all of the Union Benefit Plans,
     (ii) a list of Union Benefit Plans that are Union ERISA Plans, (iii) a list of Union Benefit Plans that are Union Stock Plans and (iv) a list of the number of shares covered by, exercise prices for, and holders of, all stock options granted and available for grant under the Union Stock Plans.
          (b) All Union Benefit Plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations the breach or violation of which could reasonably be expected to result in a Material Adverse Effect.
          (c) All liabilities under any Union Benefit Plan are fully accrued or reserved against in the Union Financial Statements in accordance with GAAP applied on a consistent basis. No Union ERISA Plan which is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements.
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          (d) Neither Union nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Union Benefit Plan or otherwise, except as set forth in SECTION 5.12(D) OF THE UNION DISCLOSURE SCHEDULE. There are no restrictions on the rights of Union or its Subsidiaries to amend or terminate any such Union Benefit Plan without incurring any material liability thereunder, except for such restrictions as would not have a Material Adverse Effect.
          (e) Except as set forth in SECTION 5.12(E) OF THE UNION DISCLOSURE SCHEDULE, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, golden parachute or otherwise) becoming due to any Employees under any Union Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Union Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.
     5.13 COMMITMENTS AND CONTRACTS. Except as set forth in SECTION 5.13 OF THE UNION DISCLOSURE SCHEDULE, neither Union nor any of its Subsidiaries is a party or subject to any of the following (whether written or oral, express or implied):
          (a) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any Employees, including in any such person's capacity as a consultant (other than those which are terminable at will without penalty by Union or such Subsidiary);
          (b) any labor contract or agreement with any labor union;
          (c) any contract not made in the usual, regular and ordinary course of business containing non-competition covenants which limit the ability of Union or any of its Subsidiaries to compete in any line of business or which involve any restriction of the geographical area in which Union or its Subsidiaries may carry on its business (other than as may be required by law or applicable Regulatory Authorities);
          (d) any other contract or agreement which is material to the Condition of Union or involves money or other property with a value in excess of $100,000;
          (e) any real property lease with annual rental payments aggregating $1,000 or more;
          (f) any employment or other contract requiring the payment of additional amounts as "change of control" payments as a result of transactions contemplated by this Agreement;
          (g) any agreement with respect to (i) the acquisition of the assets or stock of another financial institution or (ii) the sale of one or more bank branches; or
          (h) any agreement or arrangement which involves hedging, options or any similar trading activity or interest rate exchanges or swaps or other derivative contracts.
     5.14 MATERIAL CONTRACT DEFAULTS. Neither Union nor any of its Subsidiaries is, or has received any notice or has any knowledge that any party is, in default in any respect under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which Union or any of its Subsidiaries is a party or by which Union or any of its Subsidiaries or the assets, business or operations thereof may be bound or affected or under which it or its respective assets, business or operations receives benefits, except for those defaults which would not have, individually or in the aggregate, a Material Adverse Effect; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.
     5.15 LEGAL PROCEEDINGS. Except as set forth in SECTION 5.15 OF THE UNION DISCLOSURE SCHEDULE, there are no actions, suits, proceedings or investigations instituted or pending or, to the best knowledge of Union's management, threatened against Union or any of its Subsidiaries, or against any property, asset, interest or right of any of them, that might reasonably be expected to result in a judgment in excess of $25,000 or that might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement. Neither Union nor any of its Subsidiaries is a party to any agreement or instrument or is subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree, rule, regulation, code or ordinance that, individually or in the aggregate, might reasonably be expected to have a Material Adverse Effect, or, except as referred to in SECTION 5.04(C), might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement.
     5.16 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1994, except
(i) as disclosed in any Securities Reporting Document filed since December 31, 1994 and prior to the date hereof or (ii) as set forth in SECTION 5.16 OF THE UNION
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DISCLOSURE SCHEDULE, neither Union nor any of its Subsidiaries has (A) incurred any material liability, (B) suffered any material adverse change in its Condition, (C) failed to operate its business consistent in all material respects with past practice or (D) changed any accounting practices.
     5.17 REGULATORY REPORTS. Since January 1, 1992, Union and each of its Subsidiaries have filed on a timely basis all reports and statements, together with all amendments required to be made with respect thereto (collectively, "Regulatory Reports"), that were required to be filed with (i) the FDIC, including, without limitation, all Forms F-2, F-3, F-4 and F-5, (ii) the Federal Reserve Board, (iii) the Commission, and (iv) any other applicable state securities or banking authorities. No Securities Reporting Document contained any information that was false or misleading with respect to any material fact or omitted to state any material fact necessary in order to make the statements therein not misleading.
     5.18 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by Union for inclusion in the registration statement on Form S-4, or other appropriate form, to be filed with the SEC by First Charter under the Securities Act in connection with the transactions contemplated by this Agreement (the "Registration Statement"), or the joint proxy statement to be used by Union and First Charter to solicit any required approval of their respective shareholders as contemplated by this Agreement (the "Joint Proxy Statement") will, in the case of the Joint Proxy Statement, when it is first mailed to the shareholders of Union or First Charter, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of the shareholders of either First Charter (the "First Charter Shareholders' Meeting") or Union (the "Union Shareholders' Meeting"), each to be held pursuant to SECTION 8.03 of this Agreement, including any adjournments thereof, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Union Shareholders' Meeting or the First Charter Shareholders' Meeting. All documents that Union is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws. The information which is set forth in the Union Disclosure Schedule by Union for the purposes of this Agreement is true and accurate in all material respects.
     5.19 INSURANCE. Union and each of its Subsidiaries are currently insured, and during each of the past five calendar years have been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability (including directors and officers liability insurance) and other insurance maintained with respect to the assets or businesses of Union and its Subsidiaries provide adequate coverage against all pending or threatened claims, and the fidelity bonds in effect as to which any of Union or any of its Subsidiaries is a named insured are sufficient for their purpose.
     5.20 LABOR. No work stoppage involving Union or its Subsidiaries is pending or, to the best knowledge of Union's management, threatened. Neither Union nor any of its Subsidiaries is involved in, or, to the best knowledge of Union's management, threatened with or affected by, any labor or other employment-related dispute, arbitration, lawsuit or administrative proceeding. Employees of Union and its Subsidiaries are not represented by any labor union, and, to the best knowledge of Union's management, no labor union is attempting to organize employees of Union or any of its Subsidiaries.
     5.21 MATERIAL INTERESTS OF CERTAIN PERSONS. Except as disclosed in Union's Proxy Statement for its 1995 Annual Meeting of Shareholders or as set forth in
SECTION 5.21 OF THE UNION DISCLOSURE SCHEDULE, no executive officer or director of Union, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such executive officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Union or any of its Subsidiaries.
     5.22 REGISTRATION OBLIGATIONS. Neither Union nor any of its Subsidiaries is under any obligation, contingent or otherwise, currently in effect or which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.
     5.23 BROKERS AND FINDERS. Except as set forth in SECTION 5.23 OF THE UNION DISCLOSURE SCHEDULE, neither Union nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Union or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.
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     5.24 STATE TAKEOVER LAWS. Union has taken all steps necessary to irrevocably exempt the transactions contemplated by this Agreement from any applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.
     5.25 ENVIRONMENTAL MATTERS. To Union's best knowledge, neither Union, any of its Subsidiaries, nor any properties owned or operated by Union or any of its Subsidiaries or held as collateral by Union or any of its Subsidiaries has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the best knowledge of Union's management, threatened relating to any properties owned or operated by Union or any of its Subsidiaries under any Environmental Law, except for liabilities or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     "Environmental Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.
     5.26 OWNERSHIP OF SHARES. To the best knowledge of Union, no individual, corporation, partnership, association or other entity owns, directly or indirectly, more than five percent (5%) of the shares of Union Common Stock.
     5.27 INSURANCE OF DEPOSITS. The deposits of Union are insured by the Bank Insurance Fund of the FDIC; all premiums due such fund been paid in full in a timely fashion and, to the best of its knowledge, Union is in material compliance with the applicable regulations and requirements of such agency.
                                   ARTICLE VI
                REPRESENTATIONS AND WARRANTIES OF FIRST CHARTER
     First Charter represents and warrants to Union as follows:
     6.01 ORGANIZATION, STANDING AND AUTHORITY. First Charter is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. First Charter National Bank ("FCNB") is a national banking association duly organized, validly existing and in good standing under the national banking laws. Each of First Charter and FCNB is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have a material adverse effect on the Condition of First Charter and its Subsidiaries taken as a whole. Each of First Charter and FCNB has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and in the case of First Charter, to execute and deliver this Agreement and perform the terms of this Agreement. First Charter is duly registered as a bank holding company under the BHCA. Each of First Charter and FCNB has in effect all Authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a material adverse effect on the Condition of First Charter and its Subsidiaries on a consolidated basis.
     6.02 FIRST CHARTER CAPITAL STOCK. The authorized capital stock of First Charter consists of 10,000,000 shares of First Charter Common Stock. At June 30, 1995, there were outstanding approximately 4,643,641 shares of First Charter Common Stock. All of the issued and outstanding shares of First Charter Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable.
     6.03 AUTHORIZATION OF MERGER AND RELATED TRANSACTIONS.
          (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of First Charter, including approval of the Merger and the issuance of First Charter Common Stock in connection therewith by its Board of Directors, subject to the approval of the shareholders of First Charter with respect to the Merger to the extent required
                                      A-17
     by applicable law. This Agreement, subject to any requisite shareholder approval hereof with respect to the Merger, represents a valid and legally binding obligation of First Charter, enforceable against First Charter in accordance with its terms, except as such enforcement may be limited by the Remedies Exception.
          (b) Neither the execution and delivery of this Agreement by First Charter, nor the consummation by First Charter of the transactions contemplated hereby nor compliance by First Charter with any of the provisions hereof will (i) conflict with or result in a breach of any provision of First Charter's Articles of Incorporation or bylaws, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any property or assets of any of First Charter or its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, and that would, in any such event, have a material adverse effect on the Condition of First Charter and its Subsidiaries on a consolidated basis or the ability of First Charter to consummate the transactions contemplated hereby, or (iii) subject to receipt of the requisite approvals referred to in Section 9.01 of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to First Charter or any of its Subsidiaries or any of their properties or assets.
     6.04 FINANCIAL STATEMENTS. First Charter (i) has delivered to Union copies of the consolidated balance sheets and the related consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows (including related notes and schedules) of First Charter and its consolidated Subsidiaries as of and for the periods ended June 30, 1995 and December 31, 1994 included in a quarterly report filed on Form 10-Q or an annual report filed on Form 10-K, as the case may be, filed by First Charter pursuant to the Securities Laws (each, a "First Charter SEC Document"), and (ii) until the Closing will deliver to Union promptly upon the filing thereof with the SEC copies of the consolidated balance sheets and related consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows (including related notes and schedules) included in any First Charter SEC Documents filed subsequent to the execution of this Agreement (clauses (i) and (ii), collectively, the "First Charter Financial Statements"). The First Charter Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of First Charter and its Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of First Charter and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements.
     6.05 FIRST CHARTER SEC REPORTS. Since January 1, 1992, First Charter has filed on a timely basis all reports and statements, together with all amendments required to be made with respect thereto, that it is required to file with the SEC. No First Charter SEC Document with respect to periods beginning on or after January 1, 1992 and until the Closing contained or will contain any information that was false or misleading with respect to any material fact or omitted or will omit to state any material fact necessary in order to make the statements therein not misleading.
     6.06 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by First Charter for inclusion in the Registration Statement or the Joint Proxy Statement will, in the case of the Joint Proxy Statement, when it is first mailed to the shareholders of First Charter or Union, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of either the First Charter Shareholders' Meeting or the Union Shareholders' Meeting, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the First Charter Shareholders' Meeting or the Union Shareholders' Meeting. All documents that First Charter is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws.
     6.07 CAPITAL STOCK. At the Effective Time, the First Charter Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.
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     6.08 TAX AND REGULATORY MATTERS. Neither First Charter nor any of its
Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would materially impede or delay receipt of any approval referred to in SECTION 9.01(B).
     6.09 LITIGATION. There are no judicial proceedings of any kind or nature pending or, to the knowledge of First Charter, threatened against First Charter before any court or arbitral tribunal or before or by any governmental department, agency or instrumentality involving the validity of the First Charter Common Stock or the transactions contemplated by this Agreement.
     6.10 BROKERS AND FINDERS. Except as previously disclosed to Union, neither First Charter nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for First Charter or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.
     6.11 ENVIRONMENTAL MATTERS. To First Charter's best knowledge, neither First Charter, any of its Subsidiaries, nor any properties owned or operated by First Charter or any of its Subsidiaries or held as collateral by First Charter or any of its Subsidiaries has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, individually or in the aggregate, are not reasonably likely to have a material adverse effect on the Condition of First Charter and its Subsidiaries on a consolidated basis. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the best knowledge of First Charter's management, threatened relating to any properties owned or operated by First Charter or any of its Subsidiaries under any Environmental Law, except for liabilities or violations that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Condition of First Charter and its Subsidiaries on a consolidated basis.
                                  ARTICLE VII
               CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME
     7.01 CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME. During the period from the date of this Agreement to the Effective Time, Union shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.
     7.02 FORBEARANCES. During the period from the date of this Agreement to the Effective Time, Union shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of First Charter (and Union shall provide First Charter with prompt notice of any events referred to in this SECTION 7.02 occurring after the date hereof):
          (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness, it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the ordinary course of business consistent with past practice;
          (b) adjust, split, combine or reclassify any capital stock or otherwise make any change with respect to its authorized capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except pursuant to the exercise of Union Options outstanding as of the date hereof and pursuant to the Stock Option Agreement;
          (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person;
                                      A-19

          (d) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;
          (e) enter into or terminate any contract or agreement involving annual payments in excess of $1,000 and which cannot be terminated without penalty upon 30 days notice, or make any change in, or extension of, any of its leases or contracts involving annual payments in excess of $1,000 and which cannot be terminated without penalty upon 30 days notice;
          (f) increase or modify in any manner the compensation or fringe benefits of any of its Employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such Employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any Employee or accelerate the vesting of any stock options or other stock-based compensation; provided the foregoing shall not prevent the continued accrual and payment in the ordinary course of benefits under the existing cash incentive bonus plan for key employees of Union in accordance with the terms of such plan; and provided further, that Union may put in effect regularly scheduled salary increases which are either (i) approved in advance by First Charter or (ii) consistent with the budgets for Union which have been approved by First Charter;
          (g) take any action, or refrain from taking any action, that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code or from qualifying for pooling-of-interests accounting treatment;
          (h) settle any claim, action or proceeding involving the payment of money damages in excess of an amount which, together with all other claims, actions or proceedings previously settled, exceeds $20,000;
          (i) amend its Articles of Incorporation or its bylaws;
          (j) fail to maintain its Regulatory Agreements, material licenses and permits or to file in a timely fashion all federal, state, local and foreign tax returns;
          (k) make any capital expenditures of more than $10,000 individually or $25,000 in the aggregate;
          (l) fail to maintain each Union Benefit Plan or timely make all contributions or accruals required thereunder in accordance with GAAP applied on a consistent basis; or
          (m) agree to, or make any commitment to, take any of the actions prohibited by this SECTION 7.02.
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                                  ARTICLE VIII
                             ADDITIONAL AGREEMENTS
     8.01 ACCESS AND INFORMATION.
     (a) During the period from the date of this Agreement through the Effective
Time:
          (i) Union shall, and shall cause its Subsidiaries to, afford First Charter, and its accountants, counsel and other representatives, full access during normal business hours to the properties, books, contracts, tax returns, commitments and records of Union and its Subsidiaries at any time, and from time to time, for the purpose of conducting any review or investigation reasonably related to the Merger, and Union and its Subsidiaries will cooperate fully with all such reviews and investigations.
          (ii) First Charter shall afford Union and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, contracts, tax returns, commitments and records of First Charter and its Subsidiaries at any time and from time to time, for the purpose of conducting any review or investigation reasonably related to the Merger, and First Charter and its Subsidiaries will cooperate fully with all such reviews and investigations.
     (b) During the period from the date of this Agreement through the Effective Time, Union shall furnish to First Charter (i) all Regulatory Reports referred to in Section 5.17 promptly upon the filing thereof, (ii) a copy of each Tax Return filed by it and (iii) monthly and other interim financial statements in the form prepared by Union for its internal use. During this period, Union also shall notify First Charter promptly of any material change in the Condition of Union or any of its Subsidiaries.
     (c) Notwithstanding the foregoing provisions of this SECTION 8.01, no investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein, and each such representation and warranty shall survive such investigation.
     (d) Each of First Charter and Union agrees that it will keep confidential any information furnished to it by the other in connection with the transactions contemplated by this Agreement, except to the extent that such information (i) was already known to First Charter or Union, as the case may be, and was received from a source other than the other party or any of its respective Subsidiaries, directors, officers, employees or agents, (ii) thereafter was lawfully obtained from another source, or (iii) is required to be disclosed to the SEC, the OCC, the Federal Reserve Board, FDIC, the Commission or any other governmental agency or authority, or is otherwise required to be disclosed by law. Each of First Charter and Union agrees not to use such information, and to implement safeguards and procedures that are reasonably designed to prevent such information from being used, for any purpose other than in connection with the transactions contemplated by this Agreement.
     (e) Union shall cooperate, and shall cause its Subsidiaries, accountants, counsel and other representatives to cooperate, with First Charter and its accountants, counsel and other representatives, in connection with the preparation by First Charter of any applications and documents required to obtain the Approvals, which cooperation shall include providing all information, documents and appropriate representations as may be necessary in connection therewith.
     (f) From and after the date of this Agreement, each of First Charter and Union shall use its reasonable best efforts to satisfy or cause to be satisfied all conditions to their respective obligations under this Agreement. While this Agreement is in effect, neither First Charter nor Union shall take any actions, or omit to take any actions, which would cause this Agreement to become unenforceable in accordance with its terms.
     8.02 REGISTRATION STATEMENT. First Charter shall (a) prepare and file the Registration Statement with the SEC as soon as is reasonably practicable, (b) use its best efforts to cause the Registration Statement to become effective, and (c) take any action required to be taken under any applicable state blue sky or securities laws in connection therewith. Union and its Subsidiaries shall furnish First Charter with all information concerning Union, its Subsidiaries and the holders of Union Common Stock as First Charter may reasonably request in connection with the foregoing and also shall promptly cooperate in the preparation of and file the Joint Proxy Statement with the FDIC.
     8.03 SHAREHOLDER APPROVALS. Each of First Charter and Union shall call a meeting of its respective shareholders to be held as soon as practicable for the purpose of voting upon the Merger and related matters. The respective Boards of Directors of First Charter and Union shall submit for approval of its shareholders the matters to be voted upon at the First Charter Shareholders' Meetings or the Union Shareholders' Meeting, as the case may be, and shall recommend approval of such matters and use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such shareholder approval. In this regard, by their execution of this Agreement, each member of the Board of Directors of Union agrees to vote
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in favor of the consummation of the Merger at the Union Shareholders' Meeting
and to use his or her best efforts to obtain the approval of the Merger by the shareholders of Union.
     8.04 PRESS RELEASES. Prior to the public dissemination of any press release or other public disclosure of information about this Agreement, the Merger or any other transaction contemplated hereby, the parties to this Agreement shall mutually agree as to the form and substance of such release or disclosure.
     8.05 NOTICE OF DEFAULTS. Union shall promptly notify First Charter of (i) any material change in its business, operations or prospects, (ii) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or the threat of litigation involving such party, or (iv) any event or condition that might be reasonably expected to cause any of its representations, warranties or covenants set forth herein not to be true and correct in all material respects as of the Effective Time.
     8.06 MISCELLANEOUS AGREEMENTS AND CONSENTS; AFFILIATES AGREEMENTS. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to cooperate and use its respective best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably practicable, including, without limitation, using their respective best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. First Charter and Union shall, and shall cause each of their respective Subsidiaries to, use their best efforts to effect all filings and obtain all Approvals necessary or, in the reasonable opinion of First Charter or Union, desirable for the consummation of the transactions contemplated by this Agreement, including without limitation the approvals of Federal Reserve Board, the FDIC and the Commission. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of First Charter shall be deemed to have been granted authority in the name of Union to take all such necessary or desirable action.
     Without limiting the foregoing, Union will, at the request of First Charter, take such actions as may be reasonably necessary to identify each of its "affiliates" for purposes of Rule 145 under the Securities Act and to cause each person so identified to deliver to First Charter within 10 days after the execution of this Agreement a written agreement in form and substance satisfactory to First Charter providing that such person shall not sell, pledge, transfer or otherwise dispose of any shares of Union Common Stock owned by such person prior to the Effective Time or any capital stock to be received by such person as part of the Merger Consideration except in compliance with the applicable provisions of the Securities Act and until such time as financial results covering at least 30 days of combined operations of First Charter and Union shall have been published.
     8.07 CONVERSION OF STOCK OPTIONS.
     (a) At the Effective Time, all rights with respect to Union Common Stock pursuant to stock options ("Union Options") granted by Union under the Union Benefit Plans, which are outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to First Charter Common Stock, and First Charter shall assume each Union Option, in accordance with the terms of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, and subject to the provisions of SECTION 3.01(C), (i) each Union Option assumed by First Charter may be exercised solely for shares of First Charter Common Stock, (ii) the number of shares of First Charter Common Stock subject to each Union Option shall be equal to the number of shares of Union Common Stock subject to such Union Option immediately prior to the Effective Time multiplied by the Exchange Ratio and (iii) the per share exercise price under each such Union Option shall be adjusted by dividing the per share exercise price under each such option by the Exchange Ratio and rounding down to the nearest cent; PROVIDED, HOWEVER, that the terms of each Union Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction subsequent to the Effective Time. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 425 of the Code, as to any Union Option which is an "incentive stock option," as defined in Section 422 of the Code.
     (b) Except as provided herein or as otherwise agreed in writing by the parties, (i) the provisions of the Union Stock Plans and any other plan, program or arrangement pursuant to which Union may, or may be required to, issue stock or stock-based compensation, shall be terminated by the Effective Time, and (ii) Union shall ensure that following the Effective Time no holder of Union Options or any participant in any Union Stock Plan shall have any right thereunder to acquire any equity securities of Union or any of its Subsidiaries.
                                      A-22

     8.08 CERTAIN CHANGE OF CONTROL MATTERS. From and after the date hereof, Union shall take all action necessary so that the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will not
(i) result in any payment (including without limitation severance, unemployment compensation, golden parachutes or otherwise) becoming due to any Employees under any Union Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Union Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.
     8.09 CERTAIN ACTIONS. No party shall take any action which would adversely affect or delay the ability of either First Charter or Union to obtain any necessary approvals of any Regulatory Authority or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement. No party shall take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.
     8.10 ACQUISITION PROPOSALS. Union shall not, and shall not permit its officers, directors and employees and any investment banker, attorney, accountant, or other agent retained by it or its Subsidiaries to, (i) initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer (an "Acquisition Proposal") to acquire all or any significant part of the business and properties or capital stock of Union or its Subsidiaries, whether by merger, consolidation or other business combination, purchase of securities or assets, tender offer or exchange offer or otherwise, or initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, an Acquisition Proposal or (iii) enter into any agreements to effect an Acquisition Proposal. In the event Union receives an Acquisition Proposal or such discussions are sought to be initiated or continued with Union, it shall promptly inform First Charter as to the material terms thereof.
     8.11 POOLING OPINION. First Charter shall use its best efforts to obtain by the Effective Date the opinion of KPMG Peat Marwick, LLP, independent certified accountants for First Charter, to the effect that First Charter may account for the Merger as a pooling-of-interests, which opinion shall be updated to the Effective Time.
     8.12 FAIRNESS OPINIONS.
     (a) Union shall use its best efforts to obtain by the date of the mailing of the Joint Proxy Statement an opinion of an investment banking or appraisal firm acceptable to Union and to First Charter to the effect that the Exchange Ratio is fair to Union's shareholders from a financial point of view.
     (b) First Charter shall use its best efforts to obtain by the date of the mailing of the Joint Proxy Statement an opinion of an investment banking or appraisal firm satis-factory to First Charter to the effect that the Exchange Ratio is fair to the shareholders of First Charter from a financial point of view.
     8.13 EMPLOYMENT ARRANGEMENTS. First Charter agrees to provide the benefits provided in Annex I attached hereto.
     8.14 INSURANCE CONTINUATION. First Charter shall use its reasonable efforts (and Union shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of three years after the Effective Time Union's existing directors' and officers' liability insurance policy (provided that First Charter may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Union given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that, in lieu of maintaining such insurance coverage, First Charter may agree to indemnify such covered persons against liabilities arising out of acts or omissions occurring at or prior to the Effective Time. If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds an amount equal to $20,000, First Charter shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to $20,000.
                                   ARTICLE IX
                                   CONDITIONS
     9.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each of First Charter and Union to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:
                                      A-23

          (a) Shareholders of each of Union and First Charter shall have approved all matters relating to the Merger required under applicable law at their respective Shareholders' Meetings.
          (b) This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by the Federal Reserve Board, the FDIC, the Commission and any other Regulatory Authorities whose approval is required for consummation of the transactions contemplated hereby, which approvals are subject to no conditions that in the judgment of First Charter would restrict it or its Subsidiaries or affiliates in their respective spheres of operations and business activities after the Effective Time.
          (c) The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order.
          (d) Neither First Charter nor Union shall be subject to any active litigation which seeks any order, decree or injunction of a court or agency of competent jurisdiction to enjoin or prohibit the consummation of the Merger.
          (e) Each of First Charter and Union shall have received an opinion of Smith Helms Mulliss & Moore, L.L.P., tax counsel to First Charter, or other counsel to First Charter, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and no gain or loss will be recognized by the shareholders of Union to the extent that they receive solely First Charter Common Stock in exchange for their Union Common Stock in the Merger.
          (f) Each of First Charter and Union shall have received the fairness opinions contemplated by SECTION 8.12.
     9.02 CONDITIONS TO OBLIGATIONS OF UNION TO EFFECT THE MERGER. The obligations of Union to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:
          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of First Charter set forth in ARTICLE VI hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and Union shall have received a certificate signed by the chairman and chief executive officer, executive vice president or other duly authorized officer of First Charter to that effect.
          (b) PERFORMANCE OF OBLIGATIONS. First Charter shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and Union shall have received a certificate signed by the chairman and chief executive officer, executive vice president or other duly authorized officer of First Charter to that effect.
          (c) OTHER DOCUMENTS AND INFORMATION. First Charter shall have provided Union true, correct and complete copies, certified as appropriate, of its Articles of Incorporation, Bylaws, resolutions, incumbency certificates and such other documents and information as may be reasonably requested by Union or its counsel.
          (d) OPINION OF COUNSEL. Union shall have received a written opinion of counsel for First Charter, in form and substance reasonably satisfactory to and covering such matters as are reasonably requested by Union.
     9.03 CONDITIONS TO OBLIGATIONS OF FIRST CHARTER TO EFFECT THE MERGER. The obligations of First Charter to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:
          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Union set forth in ARTICLE V hereof shall be true and correct in all material respects as of the date of this Agreement as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and First Charter shall have received a certificate signed by the chairman or the chief executive officer or other duly authorized officer of Union to that effect.
          (b) PERFORMANCE OF OBLIGATIONS. Union shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and First Charter shall have received a certificate signed by the chairman or the chief executive officer or other duly authorized officer of Union to that effect.
          (c) OTHER DOCUMENTS AND INFORMATION. Union shall have provided First Charter true, correct and complete copies, certified as appropriate, of its Articles of Incorporation, Bylaws, resolutions, incumbency certificates and such other documents as may be reasonably requested by First Charter or its counsel.
                                      A-24

          (d) OPINION OF COUNSEL. First Charter shall have received a written opinion of counsel for Union in form and substance reasonably satisfactory to and covering such matters as are reasonably requested by First Charter.
          (e) AFFILIATES' LETTERS. First Charter shall have received the letters from all affiliates of Union as contemplated by SECTION 8.06 hereof.
          (f) POOLING OPINION. First Charter shall have received an opinion from KPMG Peat Marwick, LLP, to the effect that the Merger may be accounted for as a pooling-of-interests.
                                   ARTICLE X
                                  TERMINATION
     10.01 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement, the Merger and the other transactions contemplated hereby by the shareholders of First Charter and Union or both, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:
          (a) by mutual consent of the Board of Directors of First Charter and the Board of Directors of Union; or
          (b) by the Board of Directors of First Charter or the Board of Directors of Union if the Effective Time does not occur by June 30, 1996; or
          (c) by the Board of Directors of First Charter if the Federal Reserve Board, the FDIC, the Commission or any other applicable Regulatory Authority has approved the Merger subject to conditions that in the judgment of First Charter would restrict it or its Subsidiaries or affiliates in their respective spheres of operations and business activities after the Effective Time; or
          (d) by the Board of Directors of First Charter (if it is not in breach of any of its obligations hereunder) pursuant to notice in the event of a breach or failure by Union that is material in the context of the transactions contemplated hereby of any representation, warranty, covenant or agreement by Union contained herein which has not been, or cannot be, cured within 30 days after written notice of such breach is given to Union; or
          (e) by the Board of Directors of Union (if it is not in breach of any of its obligations hereunder) pursuant to notice in the event of a breach or failure by First Charter that is material in the context of the transactions contemplated hereby of any representation, warranty, covenant or agreement by First Charter contained herein which has not been, or cannot be, cured within 30 days after written notice of such breach is given to First Charter; or
          (f) by the Board of Directors of Union, if the Average Price of First Charter Common Stock shall be less than $14.00 (unless the change in the Average Price is directly attributable to an increase, decrease or change in the number of outstanding shares of First Charter Common Stock due to a recapitalization, reclassification, stock dividend, stock split or reverse stock split, all without consideration, in which case such threshold price of First Charter Common Stock of $14.00 shall be appropriately and proportionately adjusted). "Average Price" shall mean the average of the daily Fair Market Value of First Charter Common Stock for the twenty consecutive trading days ending the date that is four business days before the Effective Time; or
          (g) by the Board of Directors of First Charter if First Charter determines that either (A) the stockholders' equity of Union is less than reported in the consolidated balance sheet as of June 30, 1995 of Union included in the Union Financial Statements, or (B) that the loan portfolio of Union presents a risk of noncollectibility unacceptable to First Charter.
     10.02 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to SECTION 10.01, this Agreement shall become void and have no effect, except that (i) the provisions of SECTION 8.01(D) and SECTION 11.01 shall survive any such termination and abandonment, and (ii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of this Agreement.
     10.03 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS FOLLOWING THE EFFECTIVE TIME. Except for ARTICLES III and IV and SECTIONS 8.07 and 11.01, none of the respective representations, warranties, obligations, covenants and agreements of the parties shall survive the Effective Time.
                                      A-25

                                   ARTICLE XI
                               GENERAL PROVISIONS
     11.01 EXPENSES. Each party hereto shall bear its own expenses incident to preparing, entering into and carrying out this Agreement and to consummating the Merger, except that First Charter and Union shall divide equally all printing expenses and filing fees incurred in connection with this Agreement, the Registration Statement and the Joint Proxy Statement.
     11.02 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder, and such Agreement supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any individual, corporation or other entity, other than First Charter, Union and the Interim Bank or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
     11.03 AMENDMENTS. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of First Charter and Union; PROVIDED, HOWEVER, that the provisions hereof relating to the manner or basis in which shares of Union capital stock will be exchanged for the Merger Consideration shall not be amended after the First Charter Shareholders' Meeting or the Union Shareholders' Meeting without any requisite approval of the holders of the issued and outstanding shares of First Charter Common Stock or Union Common Stock, as the case may be, entitled to vote thereon.
     11.04 WAIVERS. Prior to or at the Effective Time, each of First Charter and Union shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other's obligations under this Agreement and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation.
     11.05 NO ASSIGNMENT. None of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other person or entity. Any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no effect.
     11.06 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, or by registered or certified mail, postage prepaid to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Union:             Bank of Union
                   201 North Charlotte Avenue
                   Monroe, North Carolina 28110
                   Attention: H. Clark Goodwin
                              President
Copy to Counsel:   Ward and Smith, P.A.
                   Two Hannover Square, Suite 2400
                   Post Office Box 2091
                   Raleigh, North Carolina 27602
                   Attention: Anthony Gaeta, Jr.
First Charter:     First Charter Corporation
                   22 Union Street North
                   Post Office Box 228
                   Concord, North Carolina 28026-0228
                   Attention: Lawrence M. Kimbrough
                              President
Copy to Counsel:   Smith Helms Mulliss & Moore, L.L.P
                   Post Office Box 31247
                   Charlotte, North Carolina 28231
                   Attention: J. Richard Hazlett

     11.07 SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of Union to fulfill any of its covenants and agreements hereunder, including the failure to take all such actions as are necessary on its part to cause the
                                      A-26
consummation of the Merger, will cause irreparable injury to First Charter for which damages, even if available, will not be an adequate remedy. Accordingly, Union hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of Union's obligations or any arbitration award hereunder and to the granting by any such court of the remedy of the specific performance by Union hereunder.
     11.08 ARBITRATION. (A) ANY CONTROVERSY OR CLAIM BETWEEN OR AMONG THE PARTIES HERETO, SHALL BE DETERMINED BY BINDING ARBITRATION IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT (OR IF NOT APPLICABLE, NORTH CAROLINA LAW), THE RULES OF PRACTICE AND PROCEDURE FOR THE ARBITRATION OF COMMERCIAL DISPUTES OR JUDICIAL ARBITRATION AND MEDIATION SERVICES/ENDISPUTE, INC. ("JAMS"), AND THE "SPECIAL RULES" SET FORTH BELOW. IN THE EVENT OF ANY INCONSISTENCY, THE SPECIAL RULES SHALL CONTROL. JUDGMENT UPON ANY ARBITRATION AWARD MAY BE ENTERED IN ANY COURT HAVING JURISDICTION. ANY PARTY TO THIS AGREEMENT MAY BRING AN ACTION, INCLUDING A SUMMARY OR EXPEDITED PROCEEDING, TO COMPEL ARBITRATION OF ANY CONTROVERSY OR CLAIM UNDER THIS AGREEMENT IN ANY COURT HAVING JURISDICTION OVER SUCH ACTION.
     (B) THE ARBITRATION SHALL BE CONDUCTED (1) IN THE CITY OF CHARLOTTE, NORTH CAROLINA OR (2) IN SUCH OTHER LOCATION AS AGREED BY THE PARTIES AND BY JAMS WHO WILL APPOINT AN ARBITRATOR; IF JAMS IS UNABLE OR LEGALLY PRECLUDED FROM ADMINISTERING THE ARBITRATION, THEN THE AMERICAN ARBITRATION ASSOCIATION WILL SERVE. ALL ARBITRATION HEARINGS WILL BE COMMENCED WITHIN 90 DAYS OF THE DEMAND FOR ARBITRATION; FURTHER, THE ARBITRATOR SHALL ONLY, UPON A SHOWING OF CAUSE, BE PERMITTED TO EXTEND THE COMMENCEMENT OF SUCH HEARING FOR AN ADDITIONAL 60 DAYS.
     (C) ANY SERVICE OF PROCESS UNDER AN ARBITRATION OR ANY OTHER LEGAL PROCEEDING WILL BE DEEMED TO BE EFFECTIVE AS TO EITHER PARTY TO THIS AGREEMENT WHEN SUCH SERVICE OF PROCESS IS DELIVERED TO THE COUNSEL FOR THE RESPECTIVE PARTIES AS IDENTIFIED IN SECTION 11.06.
     11.09 GOVERNING LAW. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of North Carolina.
     11.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.
     11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.
     11.12 SEVERABILITY. In the event that any one or more of the provisions contained in this Agreement, or in any other instrument referred to herein, shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.
     IN WITNESS WHEREOF, First Charter and Union have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.
                                         FIRST CHARTER CORPORATION
                                         By: /s/      LAWRENCE M. KIMBROUGH
                                         PRESIDENT
                                         BANK OF UNION
                                         By: /s/        H. CLARK GOODWIN
                                         PRESIDENT
                                      A-27

BOARD DIRECTORS OF BANK OF UNION
/s/                           JOHN A. CROOK, JR.                          (SEAL)
JOHN A. CROOK, JR.
/s/                            J. EARL CULBRETH                           (SEAL)
J. EARL CULBRETH
/s/                              D. A. DAVIS                              (SEAL)
D. A. DAVIS
/s/                           WILLIAM C. DESKINS                          (SEAL)
WILLIAM C. DESKINS
/s/                            JAMES B. FINCHER                           (SEAL)
JAMES B. FINCHER
/s/                            H. CLARK GOODWIN                           (SEAL)
H. CLARK GOODWIN
/s/                            EARL J. HAIGLER                            (SEAL)
EARL J. HAIGLER
/s/                         FRANK W. HAWFIELD, JR.                        (SEAL)
FRANK H. HAWFIELD, JR.
/s/                           CHARLES E. HULSEY                           (SEAL)
CHARLES E. HULSEY
/s/                             CALLIE F. KING                            (SEAL)
CALLIE F. KING
/s/                            JOSEPH L. LITTLE                           (SEAL)
JOSEPH L. LITTLE
/s/                              FRED C. LONG                             (SEAL)
FRED C. LONG
/s/                             JERRY E. MCGEE                            (SEAL)
JERRY E. MCGEE
/s/                            DAVID C. MCGUIRT                           (SEAL)
DAVID C. MCGUIRT
/s/                            LANE D. VICKERY                            (SEAL)
LANE D. VICKERY
                                         INTERIM BANK:
                                         By:
                                             PRESIDENT
                                      A-28

                                                                         ANNEX I
                            EMPLOYMENT ARRANGEMENTS
     Immediately after the Effective Date, the following employee benefit arrangements will be provided:
     A.CLARK GOODWIN
        (i) STOCK OPTION: First Charter will issue to Mr. Goodwin an option to purchase 15,000 shares of First Charter Common Stock at the market price as of the Effective Time. The option will be exercisable beginning six months from the date of grant and ratably over the years between the date of grant and his normal retirement date. The right to exercise the option will be cumulative over its lifetime. In the event that "pooling of interests" accounting treatment requires it, the grant may have to be subdivided into two grants. In such event, the second grant will follow the first as soon as possible.
       (ii) INCENTIVE COMPENSATION: Mr. Goodwin will be eligible to participate in the First Charter Executive Incentive
            Compensation Plan ("EICP") at the Executive Vice President level (30% of his current annual base salary). First Charter performance will determine the level of the EICP pool, and one-half of individual awards will be allocated based on First Charter performance and one-half will be discretionary and based on individual performance. Mr. Goodwin's individual goals would be based on the annual performance plan for Union as agreed to by Union and the First Charter Board of Directors.
      (iii) SUPPLEMENTARY RETIREMENT BENEFIT: First Charter will continue funding of Mr. Goodwin's current life insurance-based, supplementary retirement benefit through his normal retirement date at the current annual premium level of $7,800.
     B. DAVID MCGUIRT
         (i) STOCK OPTION: First Charter will issue to Mr. McGuirt an option to purchase 8,000 shares of First Charter Common Stock at the market price at the Effective Time. The option will be exercisable beginning six months from the date of grant and ratably over five years from date of grant on a cumulative basis. The term of the option will be ten years.
        (ii) INCENTIVE COMPENSATION: Mr. McGuirt will be eligible to participate in the EICP at the Executive Vice President level
             (20% of his current annual base salary). First Charter performance will determine the level of the EICP pool, and one-half of individual awards will be allocated based on First Charter performance and one-half will be discretionary and based on individual performance. Mr. McGuirt's individual goals would be based on the annual performance plan for Union as agreed to by the Union and the First Charter Board of Directors.
       (iii) SUPPLEMENTARY RETIREMENT BENEFIT: First Charter will continue funding of his current live insurance-based, supplementary retirement benefit through his normal retirement date at the current annual premium level of $5,556.
     C. JIM MATTHEWS
        STOCK OPTION: First Charter will issue to Mr. Matthews an option to purchase 5,000 shares of First Charter Common Stock at the market price at the Effective Time. The option will be exercisable beginning six months from the date of grant ratably over five years from date of grant on a cumulative basis. The term of the option will be ten years.
     D. GENERAL:
         (i) AUTOMOBILES: Bank owned automobiles will be provided to Messrs. Goodwin and McGuirt through the term of their employment contracts. The existing Union policy concerning make, trade date, depreciation, personal use, etc. will apply.
        (ii) CLUB MEMBERSHIP DUES: Rolling Hills Country Club, Charlotte
             City Club, and Tower Club dues for Mr. Goodwin will continue to be reimbursed through normal retirement date. Rolling
             Hills Country Club dues for Mr. McGuirt will continue to be reimbursed along with comparable dues presently being paid or reimbursed for other Union officers. Reimbursement for entertainment and other business-related expenses will be provided under the then current First Charter policies and procedures.
       (iii) VACATION BENEFIT: Messrs. Goodwin and McGuirt will be entitled to 20 days of paid vacation each calendar year.
                                      A-29

        (iv) CONVENTIONS AND MEETINGS: Messrs. Goodwin and
             McGuirt will be entitled to attend conventions and meetings of various state and national associations in line with the established practices of Union.
         (v) AGE-WEIGHTED FORMULA FOR UNION RETIREMENT
             PLAN: Appropriate current or deferred
             compensation adjustments will be made for Messrs. Goodwin and/or McGuirt if it is determined that their respective entitlements under the First Charter
             Retirement Plan are less than the Union
             Retirement Plan because of the
             "age-weighted" formula used under that plan.
        (vi) CONTINUATION OF DEPENDENT MEDICAL
             INSURANCE COVERAGE FOR MRS. GOODWIN:
             First Charter will attempt to secure
             continuing dependent coverage under
             the then current First Charter group
             medical plan for Mr. Goodwin's wife
             following Mr. Goodwin's retirement at
             Mr. Goodwin's expense.
                                      A-30

                                                                      APPENDIX B
               [FORM OF OPINION OF WHEAT, FIRST SECURITIES, INC.]
                                     [DATE]
Board of Directors
First Charter Corporation
22 Union Street North
Concord, NC 28026-0228
Members of the Board:
     First Charter Corporation ("First Charter") and Bank of Union ("Union") have entered into an Agreement and Plan of Merger, dated as of September 13, 1995 (the "Agreement"), pursuant to which Union will combine with First Charter by means of the merger (the "Merger") of Union into a subsidiary of First Charter Corporation. Upon consummation of the Merger, each of the outstanding shares of the $1.25 par value common stock of Union ("Union Common Stock") will be converted into 0.75 of a share (the "Exchange Ratio") of the $5.00 par value common stock of First Charter ("First Charter Common Stock").
     Wheat, First Securities, Inc. ("Wheat First"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of First Charter or Union for our own account or for the accounts of our customers. Wheat First will also receive a fee from First Charter for rendering this opinion.
     You have asked us whether, in our opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of First Charter Common Stock.
     In arriving at the opinion set forth below, we have conducted discussions with members of senior management of First Charter and Union concerning their businesses and prospects and have reviewed certain publicly available business and financial information and certain other information prepared or provided to us in connection with the Merger, including, among other things, the following:
          (1) Union's Annual Reports to Shareholders, Annual Reports on Form F-2 and related financial information for the three fiscal years ended December 31, 1994;
          (2) Union's Quarterly Reports on Form F-4 and related financial information for the quarters ended March 31 and June 30, 1995;
          (3) First Charter's Annual Reports to Shareholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1994;
          (4) First Charter's Quarterly Reports on Form 10-Q and related financial information for the quarters ended March 31 and June 30, 1995;
          (5) Certain publicly available information with respect to historical market prices and trading activity for First Charter Common Stock, Union Common Stock and for certain publicly traded financial institutions which Wheat First deemed relevant;
          (6) Certain publicly available information with respect to banking companies and the financial terms of certain other mergers and acquisitions which Wheat First deemed relevant;
          (7)  The Agreement;
          (8) The Registration Statement on Form S-4 of First Charter, including the Joint Proxy Statement-Prospectus;
          (9) Other financial information concerning the businesses and operations of First Charter and Union, including certain audited financial information and certain internal financial analyses and forecasts for First Charter and Union prepared by their respective senior managements; and
          (10) Such financial studies, analyses, inquiries and other matters as we deemed necessary.
                                      B-1

     In preparing our opinion, we have relied on and assumed the accuracy and completeness of all information provided to us or publicly available, including the representations and warranties of First Charter and Union included in the Agreement, and we have not assumed any responsibility for independent verification of such information. We have relied upon the managements of First Charter and Union as to the reasonableness and achievability of its financial and operational forecasts and projections, and the assumptions and bases therefor, provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We also assumed, without independent verification, that the aggregate allowances for loan losses and other contingencies for First Charter and Union are adequate to cover such losses. Wheat First did not review any individual credit files of First Charter or Union, nor did it make an independent evaluation or appraisal of the assets or liabilities of First Charter or Union. We also assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to First Charter. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Events occurring after that date could materially affect the assumptions and conclusions contained in our opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment on any events occurring after the date hereof. Wheat First's opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of First Charter Common Stock and does not address any other aspect of the Merger or constitute a recommendation to any shareholder of First Charter as to how such shareholder should vote with respect to the Merger. Wheat First's opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for First Charter, nor does it address the effect of any other business combination in which First Charter might engage.
     It is understood that this opinion may be included in its entirety in the Joint Proxy Statement-Prospectus. This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.
     On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratio is fair, from a financial point of view, to the holders of First Charter Common Stock.
                                        Very truly yours,
                                        WHEAT, FIRST SECURITIES, INC.
                                      B-2

                                                                      APPENDIX C
                [FORM OF OPINION OF BAXTER FENTRISS AND COMPANY]
                                     [DATE]
The Board of Directors
Bank of Union
201 N. Charlotte Ave.
Monroe, NC 28112
Dear Members of the Board:
     Bank of Union, Monroe, North Carolina ("Union") and the First Charter Corporation, Concord, North Carolina ("First Charter") have entered into an Agreement providing for the acquisition of Union by First Charter ("Acquisition"). The terms of the Acquisition are set forth in the Agreement and Plan of Merger dated September 13, 1995.
     The terms of the Acquisition provide that, with the possible exception of those shares as to which dissenter's rights may be perfected, each common share of Union will be converted into 0.75 shares of common stock of First Charter.
     You have asked our opinion as to whether the proposed transaction pursuant to the terms of the Acquisition are fair to the respective shareholders of Union from a financial point of view.
     In rendering our opinion, we have evaluated the consolidated financial statements of Union available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared Union and First Charter from a financial point of view to the other financial institutions; (b) considered the historical market price of the common stock of Union and First Charter; (c) compared the terms of the Acquisition with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available; (d) reviewed the Agreement and Plan of Merger and related documents; and (e) made such other analyses and examinations as we deemed necessary. We also met with various senior officers of Union and First Charter to discuss the foregoing as well as other matters that may be relevant.
     We have not independently verified the financial and other information concerning Union, or First Charter or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Union and First Charter as they exist and are known to us as of June 30, 1995.
     It is understood that this opinion may be included in its entirety in any communication by Union or the Board of Directors to the stockholders of Union. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.
     Based on the foregoing, and subject to the limitations described above, we are of the opinion that the terms of the Acquisition are fair to the shareholders of Union from a financial point of view.
Very truly yours,
Baxter Fentriss and Company
                                      C-1

                                                                      APPENDIX D
                        PROVISIONS OF NORTH CAROLINA LAW
                    RELATING TO DISSENTERS' APPRAISAL RIGHTS
                                  ARTICLE XIII
                               DISSENTER'S RIGHTS
Part 1. Right to Dissent and Obtain Payment for Shares.
(SECTION MARK)55-13-01. DEFINITIONS.
     In this Article:
          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.
          (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.
          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
          (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
          (7) "Shareholder" means the record shareholder or the beneficiary shareholder.
(SECTION MARK)55-13-02. RIGHT TO DISSENT.
     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:
          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;
          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;
          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;
          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes;
              (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so
                                      D-1
              created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization;
          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
(SECTION MARK)55-13-03. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.
     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:
          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
          (2) He does so with respect to all shares of which he is the beneficial shareholder.
(SECTION MARK)(SECTION MARK)55-13-04 TO 55-13-19: Reserved for future codification purposes.
Part 2. Procedure for Exercise of Dissenters' Rights.
(SECTION MARK)55-13-20. NOTICE OF DISSENTERS' RIGHTS.
     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.
     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.
     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.
(SECTION MARK)55-13-21. NOTICE OF INTENT TO DEMAND PAYMENT.
     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:
          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
          (2) Must not vote his shares in favor of the proposed action.
     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.
(SECTION MARK)55-13-22. DISSENTERS' NOTICE.
     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.
                                      D-2

     (b) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must:
          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;
          (3) Supply a form for demanding payment;
          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and
          (5) Be accompanied by a copy of this Article.
(SECTION MARK)55-13-23. DUTY TO DEMAND PAYMENT.
     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.
     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.
(SECTION MARK)55-13-24. SHARE RESTRICTIONS.
     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.
     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (SECTION MARK)55-13-25. OFFER OF PAYMENT.
     (a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment, and shall pay this amount to each dissenter who agrees in writing to accept it in full satisfaction of his demand.
     (b) The offer of payment must be accompanied by:
          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of offer of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;
          (2) A statement of the corporation's estimates of the fair value of the shares;
          (3) An explanation of how the interest was calculated;
          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and
          (5) A copy of this Article.
(SECTION MARK)55-13-26. FAILURE TO TAKE ACTION.
     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.
                                      D-3

(SECTION MARK)55-13-27: Reserved for future codification purposes.
(SECTION MARK)55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S OFFER OR FAILURE TO PERFORM.
     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the corporation's offer under G.S. 55-13-25 and demand payment of the fair value of his shares and interest due, if:
          (1) The dissenter believes that the amount offered under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;
          (2) The corporation fails to make payment to a dissenter who accepts the corporation's offer under G.S. 55-13-25 within 30 days after the dissenter's acceptance; or
          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.
     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation offered payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.
(SECTION MARK)55-13-29: Reserved for future codification purposes.
Part 3. Judicial Appraisal of Shares.
(SECTION MARK)55-13-60. COURT ACTION.
     (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the date of his payment demand under G.S. 55-13-28 and petition the court to determine the fair value of the shares and accrued interest. Upon service upon it of the petition filed with the court, the corporation shall pay to the dissenter the amount offered by the corporation under G.S. 55-13-25.
     (a1) If the dissenter does not commence the proceeding within the 60-day period, the dissenter shall have an additional 30 days to either (i) accept in writing the amount offered by the corporation under G.S. 55-13-25, upon which the corporation shall pay such amount to the dissenter in full satisfaction of his demand, or (ii) withdraw his demand for payment and resume the status of a nondissenting shareholder. A dissenter who takes no action within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.
     (b) Reserved for future codification purposes.
     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. However, in a proceeding by a dissenter in a public corporation, there is no right to a trial by jury.
     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.
(SECTION MARK)55-13-31. COURT COSTS AND COUNSEL FEES.
     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.
                                      D-4

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or
          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.
     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.
                                      D-5

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     There are no provisions in the Registrant's Restated Articles of Incorporation and no contracts between the Registrant and its directors and officers nor resolutions adopted by the Registrant, relating to indemnification. However, in accordance with the provisions of the NCBCA, the Registrant's Bylaws provide that, in addition to the indemnification of directors and officers otherwise provided by the NCBCA, the Registrant shall, under certain circumstances, indemnify its directors, executive officers and certain other designated officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status or activities as directors and officers, except for liability or litigation expense incurred on account of activities that were at the time known or reasonably should have been known by such director or officer to be clearly in conflict with the best interests of the Registrant. Pursuant to such bylaw and as authorized by statute, the Registrant maintains insurance on behalf of its directors and officers against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaw or otherwise. In addition, the Registrant's Restated Articles of Incorporation prevent the recovery by the Registrant or any of its shareholders of monetary damages against its directors.
     In addition to the above-described provisions, Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) that his conduct in his official capacity with the corporation was in its best interests and (y) in all other cases his conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him in which he was adjudged liable on such basis. The above standard of conduct is determined by the Board of Directors or a committee thereof or special legal counsel or the shareholders as prescribed in
Section 55-8-55.
     Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which he was a party because of his capacity as a director or officer against reasonable expenses when he is wholly successful in his defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if he is adjudged fairly and reasonably so entitled under Section 55-8-54. Section 55-8-56 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as a director or as otherwise set forth in the Corporation's articles of incorporation or bylaws or by resolution of the Board of Directors.
     In addition, Section 55-8-57 permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals.
     THE FOREGOING IS ONLY A GENERAL SUMMARY OF CERTAIN ASPECTS OF NORTH CAROLINA LAW DEALING WITH INDEMNIFICATION OF DIRECTORS AND OFFICERS AND DOES NOT PURPORT TO BE COMPLETE. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RELEVANT STATUTES WHICH CONTAIN DETAILED SPECIFIC PROVISIONS REGARDING THE CIRCUMSTANCES UNDER WHICH AND THE PERSON FOR WHOSE BENEFIT INDEMNIFICATION SHALL OR MAY BE MADE AND ACCORDINGLY ARE INCORPORATED HEREIN BY REFERENCE AS EXHIBIT
99.10 OF THIS REGISTRATION STATEMENT.
ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     The following exhibits and financial statement schedules are filed with or incorporated by reference in this Registration Statement:
     (a) Exhibits

EXHIBIT NO.                                                 DESCRIPTION OF EXHIBIT
      2.1     Agreement and Plan of Merger between First Charter and Union dated as of September 13, 1995 (included as Appendix
                A to the Joint Proxy Statement-Prospectus, with the exception of a list of the schedules thereto, which is filed as an exhibit hereto)
      3(i)    Restated Articles of Incorporation of First Charter
      3(ii)   Bylaws of First Charter (incorporated herein by reference to Exhibit 3.2 of First Charter's Annual Report on Form
                10-K for the fiscal year ended December 31, 1992)

                                      II-1

EXHIBIT NO.                                                 DESCRIPTION OF EXHIBIT
      5.1     Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding legality of shares
      8.1     Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding federal income tax consequences*
     13.1     First Charter's 1994 Annual Report to Shareholders
     13.2     First Charter's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995
     23.1     Consent of KPMG Peat Marwick LLP
     23.2     Consent of Coopers & Lybrand L.L.P.
     23.3     Consent of KPMG Peat Marwick LLP
     23.4     Consent of Smith Helms Mulliss & Moore, L.L.P. (included in Exhibit 5.1)
     23.5     Consent of Smith Helms Mulliss & Moore, L.L.P. (included in Exhibit 8.1)
     23.6     Consent of Wheat, First Securities, Inc.*
     23.7     Consent of Baxter Fentriss and Company*
     24.1     Power of Attorney and Certified Resolutions
     99.1     Notice of Special Meeting of Shareholders of First Charter
     99.2     Form of Proxy for Special Meeting of Shareholders of First Charter
     99.3     President's Letter to First Charter Shareholders
     99.4     Notice of Special Meeting of Shareholders of Union
     99.5     Form of Proxy for Special Meeting of Shareholders of Union
     99.6     President's letter to Union Shareholders
     99.7     Opinion of Wheat, First Securities, Inc. (included as Appendix B to this Joint Proxy Statement-Prospectus)*
     99.8     Opinion of Baxter Fentriss and Company (included as Appendix C to the Joint Proxy Statement-Prospectus)*
     99.9     Stock Option Agreement between First Charter and Union dated as of September 13, 1995 (incorporated herein by reference to Exhibit 99.2 of First Charter's Current Report on Form 8-K filed September 22, 1995)
     99.10    Provisions of North Carolina law regarding indemnification of directors and officers (incorporated herein by reference to Exhibit 99.2 of First Charter's Registration Statement on Form S-8, Registration No. 33-60951)
     99.11    Union's Annual Report on Form F-2 for the fiscal year ended December 31, 1994
     99.12    Amendment No. 1 to Union's Annual Report on Form F-2 for the fiscal year ended December 31, 1994
     99.13    Union's Quarterly Report on Form F-4 for the quarter ended March 31, 1995
     99.14    Union's Quarterly Report on Form F-4 for the quarter ended June 30, 1995
     99.15    Union's Current Report on Form F-3 filed May 3, 1995
     99.16    Union's Current Report on Form F-3 filed September 21, 1995

* To be filed by amendment.
ITEM 22. UNDERTAKINGS
     (a)The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement:
                                      II-2

     PROVIDED, HOWEVER, that paragraphs (a)(l)(i) and (a)(l)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (d)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
     (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.
                                      II-3

                                   SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Concord, State of North Carolina, on October 3, 1995.
                                         FIRST CHARTER CORPORATION
                                         By: /s/     LAWRENCE M. KIMBROUGH
                                                   LAWRENCE M. KIMBROUGH
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                            CAPACITY                             DATE
          /s/           LAWRENCE M.KIMBROUGH            President, Chief Executive Officer and Director   October 3, 1995
               (LAWRENCE M. KIMBROUGH)                    (Principal Executive Officer)
          /s/              ROBERT O. BRATTON            Executive Vice President (Principal Financial     October 3, 1995
                 (ROBERT O. BRATTON)                      and Principal Accounting Officer)
                                                        Director                                          October  , 1995
                  (WILLIAM R. BLACK)
                             *JANE B. BROWN             Director                                          October 3, 1995
                   (JANE B. BROWN)
                         *GRADY S. CARPENTER            Director                                          October 3, 1995
                 (GRADY S. CARPENTER)
                        *MICHAEL R. COLTRANE            Director                                          October 3, 1995
                (MICHAEL R. COLTRANE)
                           *J. ROY DAVIS, JR.           Director                                          October 3, 1995
                 (J. ROY DAVIS, JR.)
                        *J. KNOX HILLMAN, JR.           Director                                          October 3, 1995
                (J. KNOX HILLMAN, JR.)
                           *BRANSON C. JONES            Director                                          October 3, 1995
                  (BRANSON C. JONES)
                            *D. C. LINN, JR.            Director                                          October 3, 1995
                  (D. C. LINN, JR.)
                         *ROBERT F. LOWRANCE            Director                                          October 3, 1995
                 (ROBERT F. LOWRANCE)

                                      II-4

                      SIGNATURE                                            CAPACITY                             DATE
                           *HUGH H. MORRISON            Director                                          October 3, 1995
                  (HUGH H. MORRISON)
                            *T. DAVID PROPST            Director                                          October 3, 1995
                  (T. DAVID PROPST)
                             *ROBERT L.WALL             Director                                          October 3, 1995
                   (ROBERT L. WALL)
                        *JAMES B. WIDENHOUSE            Director                                          October 3, 1995
                (JAMES B. WIDENHOUSE)
         * By /s/       LAWRENCE M. KIMBROUGH
       LAWRENCE M. KIMBROUGH, ATTORNEY-IN-FACT

                                INDEX TO EXHIBITS

                                                                                                           SEQUENTIAL
EXHIBIT NO.                                                 DESCRIPTION OF EXHIBIT                          PAGE NO.
      2.1     Agreement and Plan of Merger between First Charter and Union dated as of September 13,
                1995 (included as Appendix A to the Joint Proxy Statement-Prospectus, with the exception of a list of the schedules thereto, which is filed as an exhibit hereto)
      3(i)    Restated Articles of Incorporation of First Charter
      3(ii)   Bylaws of First Charter (incorporated herein by reference to Exhibit 3.2 of First
                Charter's Annual Report on Form 10-K for the fiscal year ended December 31, 1992)
      5.1     Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding legality of shares
      8.1     Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding federal income tax consequences*
     13.1     First Charter's 1994 Annual Report to Shareholders
     13.2     First Charter's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995
     23.1     Consent of KPMG Peat Marwick LLP
     23.2     Consent of Coopers & Lybrand L.L.P.
     23.3     Consent of KPMG Peat Marwick LLP
     23.4     Consent of Smith Helms Mulliss & Moore, L.L.P. (included in Exhibit 5.1)
     23.5     Consent of Smith Helms Mulliss & Moore, L.L.P. (included in Exhibit 8.1)
     23.6     Consent of Wheat, First Securities, Inc.*
     23.7     Consent of Baxter Fentriss and Company*
     24.1     Power of Attorney and Certified Resolutions
     99.1     Notice of Special Meeting of Shareholders of First Charter
     99.2     Form of Proxy for Special Meeting of Shareholders of First Charter
     99.3     President's Letter to First Charter Shareholders
     99.4     Notice of Special Meeting of Shareholders of Union
     99.5     Form of Proxy for Special Meeting of Shareholders of Union
     99.6     President's letter to Union Shareholders
     99.7     Opinion of Wheat, First Securities, Inc. (included as Appendix B to this Joint Proxy
                 Statement-Prospectus)*
     99.8     Opinion of Baxter Fentriss and Company (included as Appendix C to the Joint Proxy
                 Statement-Prospectus)*
     99.9     Stock Option Agreement between First Charter and Union dated as of September 13, 1995
                (incorporated herein by reference to Exhibit 99.2 of First Charter's Current Report on Form 8-K filed September 22, 1995)
     99.10    Provisions of North Carolina law regarding indemnification of directors and officers
                (incorporated herein by reference to Exhibit 99.2 of First Charter's Registration
                Statement on Form S-8, Registration No. 33-60951)
     99.11    Union's Annual Report on Form F-2 for the fiscal year ended December 31, 1994
     99.12    Amendment No. 1 to Union's Annual Report on Form F-2 for the fiscal year ended
                 December 31, 1994
     99.13    Union's Quarterly Report on Form F-4 for the quarter ended March 31, 1995
     99.14    Union's Quarterly Report on Form F-4 for the quarter ended June 30, 1995
     99.15    Union's Current Report on Form F-3 filed May 3, 1995
     99.16    Union's Current Report on Form F-3 filed September 21, 1995

* To be filed by amendment.